FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K with respect to our interim results for the first half of 2019 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: Registration Statements on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191) and Registration Statement on Form F-4 (No. 333-126531) and Registration Statements on Form S-8 (Nos. 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-143639, 333-145859, 333-155338, 333-162565, 333-170525, 333-176732, 333-183806, 333-197839, 333-220458).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

Connecting customers to opportunities

HSBC aims to be where the growth is, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2019 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.

Cover image
Our global marketing campaign explores how HSBC helps people prosper. The Group’s iconic hexagon becomes a lens through which to look at the world, showing how we help individuals, businesses and communities to grow and flourish. This includes our commitment to the development of renewable energy sources that can support the global transition to a low-carbon economy. We have pledged to provide $100 billion in sustainable financing and investments by 2025.

Inside front cover image
We are investing in digital technology to improve the service we provide to our customers. Our award-winning mobile apps are one of the ways we help them manage their money more quickly, conveniently and safely. This picture was taken by Terry Tam, who works for HSBC as an IT developer.

Employee photos
All the photos on the inside pages of this report were taken by people working for HSBC in locations including the UK, China, India and Bangladesh. Many more employees across the Group’s international network have contributed to HSBC Now Photo, an ongoing project that allows them to demonstrate their talent as photographers and show the diversity of the world around them.

Our values
Our values define who we are as an organisation and make us distinctive.

Dependable
We are dependable, standing firm for what is right and delivering on commitments.

Open
We are open to different ideas and cultures, and value diverse perspectives.

Connected
We are connected to our customers, communities, regulators and each other, caring about individuals and their progress.

As a reminder
Reporting currency
We use US dollars.

Adjusted measures
We supplement our IFRS figures with adjusted measures used by management internally. These measures are highlighted with the following symbol: <>

Further explanation may be found on page 18.

In this document we use the following abbreviations to refer to reporting periods.
1H19    First half of 2019
2H18    Second half of 2018
1H18    First half of 2018

For a full list of abbreviations see page 119.

Unless stated otherwise, risk-weighted assets (‘RWAs’) and capital are calculated and presented on a transitional basis in accordance with the Capital Requirements Regulation.

Contents

Overview

1a    Cautionary statement regarding forward-looking statements
1b    Certain defined terms
2    Highlights
4    Our strategy
6    Financial overview
10     Global businesses
15    How we do business
16    Risk overview

Interim Management Report
18    Financial summary
29    Global businesses
38    Geographical regions
48    Reconciliations of return on equity and return on tangible equity
51    Risk
51    Areas of special interest
51    Key developments in the first half of 2019
51    Credit risk profile
72    Liquidity and funding risk profile
74    Market risk profile
77    Operational risk profile
77    Insurance manufacturing operations risk profile
80    Capital
80    Capital overview
80    Capital management
81    Own funds
82    Risk-weighted assets
83    Leverage ratio
83    Regulatory disclosures

Financial Statements
84    Financial statements
91    Notes on the financial statements

Additional Information
112    Shareholder information
119    Abbreviations

HSBC Holdings plc	1

Cautionary statement regarding forward-looking statements

This Form 6-K contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business, including the strategic priorities and 2020 financial, investment and capital targets described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit and price competition in the market segments we serve; and deviations from the market and economic assumptions that form the basis for our ECL measurements;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty, which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and the other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 16 and 17.

1a	HSBC Holdings plc

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

HSBC Holdings plc	1b

Highlights

Our international network, access to high-growth markets, and balance sheet strength deliver long-term value for customers and shareholders.

•
Strong revenue momentum in 1H19 in Retail Banking and Wealth Management (‘RBWM’), as we won new customers and increased lending, and in Commercial Banking (‘CMB’), with growth in all major products and all regions. Global Banking and Markets (‘GB&M’) revenue lower.

•	Continuing growth in Asia, although outlook is less certain. Reported revenue in Asia up 7% compared with 1H18. Reported lending in Asia up $23bn or 5% compared with the end of 2018.

•	Investments of $2.2bn in 1H19, up 17% compared with 1H18, on near- and medium-term initiatives to grow the business and enhance digital capabilities.

•	Improved customer satisfaction in scale markets in RBWM and CMB.

Group Chief Executive

•	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings. Noel Quinn was appointed as interim Group Chief Executive and as a Director of HSBC Holdings.
Financial performance (vs 1H18)

•	Reported profit after tax up 18.1% to $9.9bn.

•
Reported profit before tax up 15.8% to $12.4bn, including an $828m dilution gain recognised on the completion of the merger of our associate The Saudi British Bank (‘SABB’) with Alawwal bank in Saudi Arabia. It also included a provision of $615m in respect of the mis-selling of payment protection insurance (‘PPI’), and $248m of severance costs arising from cost efficiency measures across our global businesses and functions. Adjusted profit before tax up 6.8% to $12.5bn.

•
Reported revenue up 7.6%. Adjusted revenue up 8.0%, with strong performances in RBWM and CMB. Adjusted revenue down 3% in GB&M, which suffered from lower market activity due to ongoing economic uncertainty, and spread compression.

•
Reported operating expenses down 2.3%. Adjusted operating expenses up 3.5%, with significant work undertaken in 1H19 to reduce 2020 run-rate. Positive adjusted jaws of 4.5%, supported by favourable market impacts in insurance manufacturing, the non-recurrence of a 1H18 adverse swap mark-to-market loss in Corporate Centre and disposal gains in Latin America.

•	Earnings per share of $0.42. Return on average tangible equity (annualised) (‘RoTE’) up 150 basis points (‘bps’) to 11.2%, including c.120bps favourable impact of the SABB dilution gain.

•	Common equity tier 1 (‘CET1’) ratio up 30bps from 31 December 2018 to 14.3%.

•	We intend to initiate a share buy-back of up to $1bn, which we expect to commence shortly.

Progress on 2020 financial targets

•
The outlook has changed. Interest rates in the US dollar bloc are now expected to fall rather than rise, and geopolitical issues could impact a significant number of our major markets. In the near term, the nature and impact of the UK’s departure from the European Union remain highly uncertain. Given the prevailing outlook for interest rates and revenue headwinds in GB&M and RBWM, we do not expect to achieve our 6% RoTE target in the US by 2020.

•	We are managing operating expenses and investment spending in line with the increased risks to revenue.

•
We expect some recovery from first-half market conditions in GB&M in the second half of 2019 and into next year, and continue to target a RoTE above 11% in 2020, but we will not take short-term decisions that could jeopardise the long-term health of the business.

About HSBC

With assets of $2.8tn at 30 June 2019, HSBC is one of the world’s largest banking and financial services organisations.

More than
40 million
customers bank with us

We employ around
238,000
people around the world (full-time equivalent staff)

We have around
200,000
shareholders in 129 countries and territories

2	HSBC Holdings plc

Key financial metrics

	Half-year to
Reported results	30 June 2019	30 June 2018	31 December 2018
Reported revenue ($m)	29,372	27,287	26,493
Reported profit before tax ($m)	12,407	10,712	9,178
Reported profit after tax ($m)	9,937	8,416	6,609
Profit attributable to the ordinary shareholders of the parent company ($m)	8,507	7,173	5,435
Basic earnings per share ($)	0.42	0.36	0.27
Diluted earnings per share ($)	0.42	0.36	0.27
Return on average ordinary shareholders’ equity (annualised) (%)	10.4	8.7	6.7
Return on average tangible equity (annualised) (%)[1]	11.2	9.7	8.6
Net interest margin (%)[1]	1.61	1.66	1.66
Adjusted results
Adjusted revenue ($m)	28,495	26,381	26,333
Adjusted profit before tax ($m)	12,516	11,723	9,593
Adjusted jaws (%)	4.5
Cost efficiency ratio (%)	56.7	59.2	62.8
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)	0.23	0.08	0.27
		At
Balance sheet	30 June 2019	30 June 2018	31 December 2018
Total assets ($m)	2,751,273	2,607,314	2,558,124
Net loans and advances to customers ($m)	1,021,632	973,443	981,696
Customer accounts ($m)	1,380,124	1,356,307	1,362,643
Average interest-earning assets ($m)[1]	1,912,708	1,839,603	1,839,346
Loans and advances to customers as % of customer accounts (%)	74.0	71.8	72.0
Total shareholders’ equity ($m)	192,676	183,607	186,253
Tangible ordinary shareholders’ equity ($m)	145,441	139,754	140,056
Net asset value per ordinary share at period end ($)[2,3]	8.35	8.10	8.13
Tangible net asset value per ordinary share at period end ($)[3]	7.19	7.00	7.01
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	14.3	14.2	14.0
Risk-weighted assets ($m)	885,971	865,467	865,318
Total capital ratio (%)[4]	20.1	20.4	20.0
Leverage ratio (%)	5.4	5.4	5.5
High-quality liquid assets (liquidity value) ($bn)	533	540	567
Liquidity coverage ratio (%)	136	158	154
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	20,221	19,963	19,981
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,286	20,045	20,059
Average basic number of $0.50 ordinary shares outstanding (millions)	20,124	19,998	19,786
Dividend per ordinary share (declared in the period) ($)	0.31	0.31	0.20

1    For these metrics, half-year to 31 December 2018 is calculated on a full-year basis and not a 2H18 basis.
2    The definition of net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.
3    Excludes impact of $0.10 per share 1Q19 dividend, following a June 2019 change in accounting practice on the recognition of interim dividends, from the date of declaration to the date of payment.
4    Total capital ratio at 30 June 2019 was calculated in accordance with the revisions to the Capital Requirements Regulation (‘CRR II’) on a transitional basis. Prior period ratios were calculated under the Capital Requirements Regulation and Directive (‘CRD IV’) on a transitional basis.

HSBC Holdings plc	3

Our strategy

Our strategy enables us to connect customers to opportunities. It is supported by our distinct combination of strategic advantages.

Strategic advantages

Leading international bank
More than half of Group client revenue linked to international clients; global leader in transaction banking.

Broad access to high-growth markets
Exceptional access to high-growth developing markets in Asia, the Middle East and Latin America.

Balance sheet strength
Strong capital, funding and liquidity position with a diversified business model.

Progress on our strategic priorities

At our June 2018 Strategy Update, we outlined eight strategic priorities to deliver growth from areas of strength, turn around low-returning businesses, enhance our customer experience, and empower our people. The table opposite contains a summary of our progress, with additional details provided below.
Growth from areas of strength
Our Asia franchise grew adjusted revenue 9% compared with 1H18, driven by strong performance in Hong Kong, the Pearl River Delta and Singapore. In the Greater Bay Area, we launched our GBA+ Technology Fund, which will provide nearly $1bn of debt financing to high-growth, early stage companies. In sustainable finance, we were awarded ‘World’s Best Bank for Sustainable Finance’ by Euromoney. Our UK ring-fenced bank, HSBC UK, grew adjusted revenue by 7% compared with 1H18, supported by 8% growth in the lending book. We released our first HSBC UK Community Report, which outlined our approach to building a sustainable business model. For clients in our international network, Global Liquidity and Cash Management (‘GLCM’) enhanced digital capabilities and customer journeys by improving real-time payment capabilities; Global Trade and Receivables Finance (‘GTRF’) improved its net promoter score to its highest recorded level; and Securities Services enhanced client experience through, for example, robotic process automation of 33,000 transactions a month, thereby increasing processing speeds for our clients.
Turnaround of low-return businesses
Our US turnaround continues to be our most challenging strategic priority. Adjusted revenue was down 5% compared with 1H18, primarily due to unfavourable changes in the interest rate environment and revenue headwinds in GB&M and RBWM. The business responded by taking action in areas within our control, but we do not expect to achieve our 6% US RoTE target by 2020.
Putting the customer at the centre
Customer centricity and customer service is fundamental to our return to growth and value creation. In our eight scale markets, we achieved a top three ranking and/or improved by two ranks in customer satisfaction in six of our RBWM markets and five of our CMB markets compared with 2017. In RBWM, 84% of customer accounts in the UK, US, UAE and Malaysia are opened within the same day, and 76% of customers are able to open their accounts digitally. In Hong Kong, we have partnered with BlackRock to launch ’Aladdin’, a platform that allows our wealth customers to manage their portfolios more effectively.
Empowering our people

We are making progress with simplifying the organisation and investing in future skills. Employee engagement, which measures the number of employees who recommend HSBC as a great place to work, remained at 66% in 1H19 compared with our 4Q18 survey.
We are on track with our commitment to reach 30% women in senior leadership roles, defined as positions within HSBC’s global career bands of 0 to 3, by 2020.
We are reviewing how to best report our environmental, social and governance (‘ESG’) target as our ratings provider, Sustainalytics, has introduced a new rating methodology, which will replace its previous methodology.

4	HSBC Holdings plc

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HSBC Holdings plc	5

Financial overview

Reported results

	Half-year to
Reported results	30 Jun 2019 $m	30 Jun 2018 $m	31 Dec 2018 $m
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’)	29,372	27,287	26,493
ECL	(1,140)	(407)	(1,360)
Net operating income	28,232	26,880	25,133
Total operating expenses	(17,149)	(17,549)	(17,110)
Operating profit	11,083	9,331	8,023
Share of profit in associates and joint ventures	1,324	1,381	1,155
Profit before tax	12,407	10,712	9,178
Tax expense	(2,470)	(2,296)	(2,569)
Profit after tax	9,937	8,416	6,609

This table shows our reported results for the last three half-years, ended 30 June 2019 (‘1H19’), 31 December 2018 (‘2H18’) and 30 June 2018 (‘1H18’).
Reported profit
Reported profit after tax of $9.9bn in 1H19 was $1.5bn or 18% higher than in 1H18.
Reported profit before tax of $12.4bn was $1.7bn or 16% higher. This increase reflected a rise in revenue of $2.1bn, primarily in RBWM from balance sheet growth and wider margins in Retail Banking, and in CMB from growth in all our major products, although revenue in GB&M fell. Revenue growth included an $828m dilution gain recognised on the completion of the merger of our associate The Saudi British Bank (‘SABB’) with Alawwal bank in Saudi Arabia. It also included the favourable effects of market impacts in 1H19 of $152m in insurance manufacturing in RBWM (1H18: $92m adverse), the non-recurrence of a 1H18 adverse swap mark-to-market loss of $177m on a bond reclassification in Corporate Centre, and 1H19 disposal gains in RBWM and CMB of $157m.
Reported operating expenses were $0.4bn lower, including favourable foreign currency translation differences of $0.8bn and net favourable movements in significant items of $0.2bn, which included higher charges related to the mis-selling of payment protection insurance (‘PPI’). Significant items also included higher restructuring and other related costs, primarily $248m of severance costs arising from cost efficiency measures across our global businesses and functions. Excluding significant items and foreign currency translation differences, operating expenses increased. This reflected higher expenditure on investments to grow the business, including the enhancement of our digital capabilities, inflation and higher staff costs. Expected credit losses and other credit impairment charges (‘ECL’) increased by $0.7bn, largely from charges against a small number of wholesale exposures in 1H19.
Excluding net favourable movements in significant items of $1.3bn and adverse foreign currency translation differences of $0.4bn, profit before tax increased by $0.8bn or 7%.
Reported revenue
Reported revenue of $29.4bn was $2.1bn or 8% higher than in 1H18, reflecting growth in RBWM and CMB, as discussed above, partly offset by lower revenue from GB&M.
Net favourable movements in significant items of $1.1bn, which largely comprised the $828m dilution gain recognised on the merger of SABB with Alawwal bank, were broadly offset by adverse foreign currency translation differences of $1.2bn.
Excluding foreign currency translation differences and significant items, revenue increased by $2.1bn or 8%.
Reported ECL
Reported ECL of $1.1bn were $0.7bn higher than in 1H18, mainly in CMB, driven by increased charges in HSBC UK. There were also increases in Asia, notably in Hong Kong and mainland China. ECL increased in GB&M, reflecting charges in 1H19 compared with net releases in 1H18.
The effect of foreign currency translation differences between the periods was minimal.
Reported operating expenses
Reported operating expenses of $17.1bn were $0.4bn or 2% lower than in 1H18 and included favourable foreign currency translation differences of $0.8bn and net favourable movements in significant items of $0.2bn, which included:

•	the non-recurrence of settlements and provisions in connection with legal and regulatory matters of $0.8bn in 1H18; and

•	structural reform costs of $0.1bn in 1H19, compared with $0.2bn in 1H18.
These were partly offset by:

•	customer redress programme costs in respect of PPI of $0.6bn in 1H19, compared with $0.1bn in 1H18; and

•	restructuring and other related costs of $0.3bn in 1H19, which included $248m of severance costs arising from cost efficiency measures across our global businesses and functions.
Excluding significant items and foreign currency translation differences, operating expenses increased by $0.5bn or 3.5%. This growth rate slowed from 5.6% for the year ended 31 December 2018 as compared with the year ended 31 December 2017.
Reported share of profit in associates and joint ventures
Reported share of profit in associates of $1.3bn was $57m or 4% lower, driven by adverse foreign currency translation differences of $67m. Excluding these differences, our share of profit in associates and joint ventures increased by $10m.
Tax expense
The effective tax rate for 1H19 of 19.9% was lower than the 21.4% for 1H18, primarily due to the non-taxable dilution gain in 1H19.

6	HSBC Holdings plc

Adjusted performance

Our reported results are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as detailed in the financial statements on page 224 of the Annual Report and Accounts 2018.
We also present alternative performance measures. Adjusted performance is an alternative performance measure used to align internal and external reporting, identify and quantify items management believes to be significant, and provide insight into how management assesses period-on-period performance. Alternative performance measures are highlighted with the following symbol: <>
To derive adjusted performance, we adjust for:
- the year-on-year effects of foreign currency translation differences; and
- the effect of significant items that distort year-on-year comparisons, which are excluded in order to improve understanding of the underlying trends in the business.

For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 31.
Adjusted results <>
This table summarises our adjusted results for 1H19 and 1H18. These are discussed in more detail on the following pages.

Adjusted results <>	Half-year to		Movements compared with 1H18
	30 Jun 2019 $m	30 Jun 2018 $m	Adverse $m	Favourable $m	%
Revenue	28,495	26,381		2,114	8
ECL	(1,140)	(357)	(783)		>(100)
Total operating expenses	(16,163)	(15,615)	(548)		(4)
Operating profit	11,192	10,409		783	8
Share of profit in associates and joint ventures	1,324	1,314		10	1
Profit before tax	12,516	11,723		793	7
Adjusted profit before tax <>
Adjusted profit before tax of $12.5bn was $0.8bn or 7% higher than in 1H18. Adjusted revenue increased by $2.1bn, primarily reflecting continued growth momentum in RBWM and CMB, notably in Asia, although revenue in GB&M fell, reflecting lower market activity due to ongoing economic uncertainty, and spread compression. The increase in revenue was partly offset by higher adjusted ECL (up $0.8bn) and an increase in adjusted operating expenses of $0.5bn, which included investments to grow the business and investments in digital capabilities.
From 1 July 2018, Argentina was deemed a hyperinflationary economy for accounting purposes. The impact of applying IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ from 1 July 2018 and presenting in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ resulted in a $62m decrease in profit before tax in 1H19. The effects of hyperinflation accounting in Argentina have not been deemed a significant item and are therefore included within adjusted results.
Reconciliation of reported to adjusted profit before tax

	Half-year to
	30 Jun 2019 $m	30 Jun 2018 $m
Adjusted profit before tax	12,516	11,723
Currency translation		407
Significant items:	(109)	(1,418)
– customer redress programmes	(610)	(54)
– disposals, acquisitions and investment in new businesses	827	(145)
– fair value movements on financial instruments	50	(152)
– costs of structural reform	(91)	(211)
– restructuring and other related costs	(287)	(24)
– settlements and provisions in connection with legal and regulatory matters	2	(841)
– currency translation on significant items		9
Reported profit before tax	12,407	10,712

HSBC Holdings plc	7

Adjusted revenue <>
Adjusted revenue of $28.5bn was $2.1bn or 8% higher than in 1H18, reflecting continued growth momentum in RBWM and CMB, notably in Asia. Adjusted revenue also increased in Global Private Banking (‘GPB’) and Corporate Centre. These increases were partly offset by lower revenue in GB&M.

•
In RBWM, revenue increased by $1.3bn or 12%, mainly in Retail Banking, reflecting growth in deposit and lending balances, primarily in Hong Kong and the UK. We also benefited from wider margins due to interest rate rises. In Wealth Management, revenue growth reflected higher insurance manufacturing revenue, which included favourable market impacts in 1H19 of $152m (1H18: $92m adverse). This increase was partly offset by lower investment distribution revenue.

•
In CMB, revenue increased by $0.7bn or 9%, with growth in all major products and regions. Growth was primarily in Global Liquidity and Cash Management (‘GLCM’), arising from wider deposit margins, notably in Hong Kong and the UK, and higher average balances in the UK. Revenue increased in Credit and Lending (‘C&L’) due to balance sheet growth in most markets, partly offset by margin compression. Revenue also grew in Global Trade and Receivables Finance (‘GTRF’).

•
In GB&M, revenue decreased by $0.2bn or 3%. Global Markets revenue was lower due to historically low volatility and spread compression in Foreign Exchange (‘FX’) and Equities. Lower revenue in Global Banking was largely due to 1H18 gains on corporate lending restructuring, and lower event-driven activity in 1H19. These decreases were partly offset by strong performances in transaction banking products, notably in GLCM and Securities Services.

•
In GPB, revenue increased by $17m or 2%, mainly reflecting growth in Asia and income related to our Monaco business, which we wound down in 1H19. These increases were partly offset by lower revenue in the US following repositioning actions.

•
In Corporate Centre, revenue increased by $0.4bn. This was mainly in Central Treasury from favourable fair value movements in 1H19 of $0.1bn relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives (1H18: $0.2bn adverse), and from a 1H18 swap mark-to-market loss on a bond reclassification of $177m.

Adjusted revenue <>	Half-year to
	30 Jun 2019 $m	30 Jun 2018 $m	Variance $m	%
RBWM	11,919	10,668	1,251	12
CMB	7,816	7,140	676	9
GB&M	7,706	7,916	(210)	(3)
GPB	924	907	17	2
Corporate Centre	130	(250)	380	>100
Total	28,495	26,381	2,114	8

Adjusted ECL <>
Adjusted ECL of $1.1bn were $0.8bn higher than in 1H18. This increase was largely related to charges against a small number of wholesale exposures in 1H19.

•
In CMB, ECL increased by $0.5bn. This increase was mainly in HSBC UK relating to a small number of exposures. In addition, there were ECL charges in 1H19 compared with net releases in 1H18, in both Asia and North America.

•	In GB&M, ECL of $0.1bn in 1H19 related to specific corporate exposures, notably in Europe. This compared with net releases of $0.1bn in 1H18, mainly in the US against the oil and gas sector.

•	In Corporate Centre, ECL rose by $0.1bn, reflecting lower net releases related to our legacy credit portfolio.
Adjusted ECL as a percentage of average gross loans and advances to customers was 0.23%, compared with 0.08% at 1H18.
Adjusted operating expenses <>
Adjusted operating expenses of $16.2bn were $0.5bn or 4% higher than in 1H18. This increase included higher expenditure on investments (up $0.3bn), notably investments to grow the business, mainly in RBWM and CMB, as well as continued investment in our digital capabilities across all global businesses. In addition, performance-related pay increased by $0.1bn and volume-related growth increased by $0.1bn. Cost inflation was broadly offset by the impact of our cost-saving efficiencies.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 30 June 2019 was 237,685, an increase of 2,468 compared with 31 December 2018. This was driven by investments in business growth programmes, notably in RBWM and CMB.
Adjusted share of profit in associates and joint ventures<>
Adjusted share of profit from associates of $1.3bn was $10m or 1% higher than in 1H18.

* 1Q18 and 1H18 include a charge of $41m in respect of the UK bank levy

^ Quarterly adjusted operating expenses are presented at average 2Q19 exchange rates

8	HSBC Holdings plc

Balance sheet and capital

Balance sheet strength

Total assets of $2.8tn were $193bn or 8% higher than at 31 December 2018 on a reported basis, and 7% higher on a constant currency basis. We continued our targeted asset growth, notably in Asia.

Distributable reserves

The distributable reserves of HSBC Holdings at 30 June 2019 were $33.5bn, compared with $30.7bn at 31 December 2018. The increase was primarily driven by profits generated of $7.2bn net of distributions to shareholders of $4.9bn. Distributions to shareholders excluded the first interim dividend following the change in accounting practice on the recognition of interim dividends.

Capital position
We actively manage the Group’s capital position to support our business strategy and meet our regulatory requirements at all times, including under stress, while optimising our capital efficiency. To do this, we monitor our capital position using a number of measures, including capital ratios.
Our common equity tier 1 (‘CET1’) ratio at 30 June 2019 was 14.3%, up from 14.0% at 31 December 2018. This increase was primarily driven by capital generation.
Liquidity position
We also actively manage the Group’s liquidity and funding to support our business strategy and meet regulatory requirements at all times, including under stress. To do this, we monitor our position using a number of risk appetite measures, including the liquidity cover ratio (‘LCR’) and the net stable funding ratio (‘NSFR’). At 30 June 2019, we held high-quality liquid assets of $533bn.

Delivery against Group financial targets

Return on tangible equity <>
Our target is to achieve a reported return on tangible equity (’RoTE’) of more than 11% by the end of 2020, which is broadly equivalent to a reported return on equity (’RoE’) of 10%. We intend to do this while maintaining a CET1 ratio of greater than 14%.
In 1H19, we achieved a RoTE (annualised) of 11.2% compared with 9.7% in 1H18. This included the c.120bps favourable impact of an $828m dilution gain recognised on the completion of the merger of our associate SABB with Alawwal bank in Saudi Arabia.
The outlook for the rest of 2019 has changed. Interest rates in the US dollar bloc are now expected to fall rather than rise, and geopolitical issues could impact a significant number of our major markets. In the near term, the nature and impact of the UK’s departure from the European Union remain highly uncertain. We are managing operating expenses and investment spending in line with the increased risks to revenue.

We expect some recovery from first-half market conditions in GB&M in the second half of 2019 and into next year, and continue to target a RoTE above 11% in 2020.

Adjusted jaws <>
Our target is to maintain positive adjusted jaws on an annual basis, while noting the sensitivity of the metric to unexpected movements in revenue or operating expenses growth.
Positive adjusted jaws occurs when the percentage change in adjusted revenue is higher than, or less negative than, the corresponding rate for adjusted operating expenses.
In 1H19, adjusted revenue increased by 8.0% and adjusted operating expenses increased by 3.5%. Adjusted jaws was therefore positive 4.5%.
Adjusted jaws in 1H19 was supported by favourable market impacts in life insurance manufacturing, the non-recurrence of a 1H18 swap mark-to-market loss on a bond reclassification and 1H19 disposal gains in Latin America.

Adjusted revenue up 8.0%
Adjusted jaws 4.5%
Adjusted operating expenses up 3.5%

Dividends
We plan to sustain the annual dividend in respect of the year at its current level for the foreseeable future. Growing our dividend will depend on the overall profitability of the Group, delivering further release of less efficiently deployed capital and meeting regulatory capital requirements in a timely manner.

HSBC Holdings plc	9

Global businesses

We manage our products and services globally through our global businesses.

Our operating model consists of four global businesses and a Corporate Centre, supported by HSBC Operations, Services and Technology, and 11 global functions, including risk, finance, compliance, legal, marketing and human resources.
Corporate Centre comprises Central Treasury, including Balance Sheet Management (‘BSM’), our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy.

Retail Banking and Wealth Management (‘RBWM’)	Commercial Banking (‘CMB’)	Global Banking and Markets (‘GB&M’)	Global Private Banking (‘GPB’)
We help more than 38 million customers across the world to manage their finances, buy their homes, and save and invest for the future.
Our HSBC Premier and Advance propositions are aimed at mass affluent and emerging affluent customers who value international connectivity. For customers with simpler banking needs, we offer a full range of products and services reflecting local requirements.

We support approximately 1.5 million business customers in 53 countries and territories, ranging from small enterprises focused primarily on their domestic markets, through to large companies operating globally.
Our services include working capital, term loans, payment services and international trade facilitation, as well as expertise in mergers and acquisitions, and access to financial markets.

We serve approximately 4,400 clients in more than 50 countries and territories. We support major government, corporate and institutional clients worldwide.
Our product specialists continue to deliver a comprehensive range of transaction banking, financing, advisory, capital markets and risk management services.

We serve high net worth and ultra high net worth individuals and families, including those with international banking needs.
Services provided include Investment Management, which includes advisory and brokerage services, and Private Wealth Solutions, which comprises trusts and estate planning, to protect and preserve wealth for future generations.

Adjusted profit before tax <>
$4.4bn	$4.0bn	$2.8bn	$0.2bn
(1H18: $3.6bn)	(1H18: $4.0bn)	(1H18: $3.4bn)	(1H18: $0.2bn)
Adjusted risk-weighted assets <>
$129.0bn	$327.6bn	$284.5bn	$16.5bn
(31 Dec 2018: $126.9bn)	(31 Dec 2018: $321.7bn)	(31 Dec 2018: $281.3bn)	(31 Dec 2018: $16.8bn)

<>
Our global businesses are presented on an adjusted basis, which is consistent with the way in which we manage and assess the performance of our global businesses. The ’Management view of adjusted revenue’ tables provide a breakdown of adjusted revenue by major products, and reflect the basis on which each business is managed and assessed.

10	HSBC Holdings plc

Retail Banking and Wealth Management

Key events

•
In RBWM, we grew the number of active customers by more than 700,000 in 1H19 through targeted acquisition in key markets and continued improvements to customer service and onboarding journeys. The largest growth was seen in Mexico, the UK and Hong Kong.

•	In the UK and Hong Kong, we increased our lending by $10bn and customer deposits by $11bn in 1H19 compared with the end of 2018, further strengthening our competitive positions in these markets.

•
We continued to invest in improving our digital banking offerings. In 1H19, we introduced over 90 new features to improve our customers’ online and mobile banking experience. We accelerated the deployment of the improved mobile banking app with launches in three new markets, bringing improvements to eight markets. The PayMe app in Hong Kong continued to attract new users. In 1H19, it had 1.6 million accounts and around 23 million peer-to-peer transactions.

•
Our Wealth business in Asia focused on enhancing our products, and improving our customer service and channels. We increased Jade active customers by more than 6% since December 2018. In insurance manufacturing, annualised new premiums grew 10% compared with 1H18 to $1.7bn. Global Asset Management in Asia increased funds under management by 7% compared with 1H18.

Financial performance
Adjusted profit before tax of $4.4bn in 1H19 was $0.9bn or 24% higher than in 1H18. This increase reflected strong balance sheet growth and the impact of higher interest rates on margins in Retail Banking, favourable market impacts in life insurance manufacturing, and disposal gains in Argentina and Mexico. This was partly offset by higher adjusted operating expenses as we invested in the business.
Adjusted revenue of $11.9bn was $1.3bn or 12% higher.
In Retail Banking, revenue of $7.9bn was up $0.7bn or 10%. The increase reflected deposit balance growth of $32bn or 5%, particularly in Hong Kong and the UK, and lending balance growth of $31bn or 9% compared with 1H18, notably in mortgages in the UK and Hong Kong. In addition, margins improved from higher interest rates.

In Wealth Management, revenue of $3.6bn was up $0.3bn or 10%, reflecting:

•
higher life insurance manufacturing revenue (up $0.5bn or 54%), mostly from net favourable market impacts of $0.2bn (a favourable movement of $152m in 1H19, compared with an adverse movement of $92m in 1H18) and the growth in value of new business written (up 21% to $0.7bn).

This was partly offset by:

•	lower investment distribution revenue (down $0.2bn or 8%), driven by less favourable market conditions in Hong Kong compared with 1H18. This was partly offset by growth in mainland China and Mexico.
Revenue in 1H19 also included disposal gains in Argentina and Mexico of $133m.
Adjusted ECL of $0.5bn were 5% higher than in 1H18, primarily driven by unsecured lending growth, notably in the UK and US, and economic uncertainty in the UK. The ECL charge in 1H19 remained low compared with historical levels, with ECL as a percentage of average gross loans of 29bps.

Adjusted operating expenses of $7.0bn were $0.4bn or 6% higher. This was mainly driven by higher staff costs and inflation (up $0.2bn), particularly in Asia, and the impact of investment (up $0.1bn) in technology and digital capabilities, and in strategic initiatives to grow the Wealth Management business in Asia.

Management view of adjusted revenue <>	Half-year to			1H19 vs 1H18
	30 Jun 2019 $m	30 Jun 2018 $m	31 Dec 2018 $m	$m	%
Retail Banking	7,871	7,130	7,829	741	10
Current accounts, savings and deposits	4,646	3,763	4,634	883	23
Personal lending	3,225	3,367	3,195	(142)	(4)
– mortgages	840	1,046	837	(206)	(20)
– credit cards	1,476	1,396	1,426	80	6
– other personal lending	909	925	932	(16)	(2)
Wealth Management	3,613	3,297	2,711	316	10
– investment distribution	1,709	1,864	1,471	(155)	(8)
– life insurance manufacturing	1,383	899	732	484	54
– asset management	521	534	508	(13)	(2)
Other[11]	435	241	294	194	80
Net operating income [12]	11,919	10,668	10,834	1,251	12
RoTE excluding significant items and UK bank levy (%)	23.5	21.3	21.0
For footnotes, see page 50.
Change in adjusted profit before tax
+24%

The reported results of our RBWM business include customer redress programme costs in respect of the mis-selling of payment protection insurance (‘PPI’). This is excluded from our adjusted performance. For further details, see Note 10 on the financial statements.

HSBC Holdings plc	11

Commercial Banking

Key events

•
In CMB, we continued to improve customer journeys and develop digital solutions to make banking with us easier. We reduced the average onboarding time for our relationship-managed customers by nearly two-thirds from 23 days in January 2018 to eight days in June 2019. Improvement of cross-border onboarding times has been a key area of focus with a 27% reduction during 1H19.

•
In Hong Kong, we migrated over 360,000 customers onto a new digital business banking platform and our new Business Express app now allows mobile push authentication, removing the need for a physical security device, as well as in-app chat to provide customer support. At June 2019, the Apple App Store rating was 4.0 out of 5 stars. In the UK, we launched our new HSBC UK Business Banking app, introducing new features such as biometric logins and the ability to create a new payee. The Apple App Store rating increased from 1.4 for the previous app to 4.6 out of 5 stars for the new app in June 2019.

•	We launched the PayMe for Business app in Hong Kong in March 2019, and have since onboarded more than 3,000 merchants, allowing them to connect with 1.6 million PayMe users.

•
We announced with Walmart the roll-out of a sustainable supply chain finance programme that pegs a supplier’s financing rate to its sustainability performance. Under this scheme, Walmart’s suppliers who demonstrate progress in their sustainability credentials will be able to apply for improved financing terms from HSBC.

Financial performance
Adjusted profit before tax of $4.0bn was $50m or 1% higher than in 1H18. Broad-based adjusted revenue growth in GLCM, C&L and GTRF was partly offset by higher adjusted ECL charges and higher adjusted operating expenses, notably as we continued to invest.
We grew our loans and advances to customers by 4% during 1H19, while risk-weighted assets (‘RWAs’) increased by 2%. Customer accounts were flat compared with 31 December 2018, although balances increased by 2% compared with 30 June 2018.
Adjusted revenue of $7.8bn was $0.7bn or 9% higher, with growth in all major products and regions.

•
In GLCM, revenue was $0.4bn or 14% higher, with growth in all regions. The increase was mainly in Hong Kong from wider margins, and in the UK reflecting wider margins and higher average deposit balances from growth campaigns.

•	In C&L, revenue growth of $0.2bn or 8% reflected continued balance sheet growth in most countries, partly offset by the effects of margin compression.

•	GTRF revenue increased by $37m or 4%, which included fee growth in MENA from higher customer transactions and balance growth in the UK from asset growth initiatives.

•	Revenue was $79m higher in ‘Other’ products, and included a disposal gain of $24m in Latin America.

•	Corporate customer value from our international subsidiary banking proposition grew by 8%.
(This relates to corporate client income, which includes total income from GB&M synergy products, including FX and debt capital markets. This measure differs from reported revenue in that it excludes Business Banking and Other and internal cost of funds.)
CMB revenue growth continued to be broadly based, with increases in all regions, and particularly in our largest markets, Hong Kong (up 9%) and the UK (up 8%).
Adjusted ECL of $0.5bn were $0.5bn higher than in 1H18. The increase was driven by higher ECL in HSBC UK relating to a small number of exposures. In addition, there were ECL charges in 1H19 compared with net releases in 1H18 in both Asia and North America.
Adjusted operating expenses of $3.3bn were $0.2bn or 5% higher, reflecting increased staff costs and investment-related expenditure. This included an increase in our investment in digital capabilities (up $0.2bn), designed to enable us to provide simpler and faster customer experience.

Management view of adjusted revenue <>	Half-year to			1H19 vs 1H18
	30 Jun 2019 $m	30 Jun 2018 $m	31 Dec 2018 $m	$m	%
Global Trade and Receivables Finance	948	911	921	37	4
Credit and Lending	2,746	2,550	2,654	196	8
Global Liquidity and Cash Management	3,048	2,684	2,998	364	14
Markets products, Insurance and Investments, and Other[13]	1,074	995	847	79	8
Net operating income [12]	7,816	7,140	7,420	676	9
RoTE excluding significant items and UK bank levy (%)	14.0	15.1	14.0
For footnotes, see page 50.

Change in adjusted profit before tax
+1%

12	HSBC Holdings plc

Global Banking and Markets

Key events

•
In GB&M, we continued to drive our sustainable finance agenda. We acted as joint bookrunner for Latin America’s first sovereign green bond, were the sole green structuring adviser on the first green convertible bond in the real estate sector, and were joint bookrunner for the world’s first green bond in the telecommunications sector.

•	We continued to invest in digital to enhance and personalise our client experience. We are building digital capabilities and tools to improve efficiency and provide value to our clients.
Financial performance
Adjusted profit before tax of $2.8bn was $0.6bn lower than in 1H18. Adjusted revenue fell in Global Markets and Global Banking as economic uncertainty resulted in lower market activity, compared with continued revenue growth in our transaction banking products. The fall in adjusted profit before tax also reflected higher adjusted ECL from charges relating to specific exposures compared with releases in 1H18, and from higher adjusted operating expenses due to continued investment to protect and grow our businesses.
Adjusted revenue of $7.7bn fell by $0.2bn compared with 1H18.

•	Global Markets revenue decreased by $0.3bn or 8% due to historically low volatility and spread compression in Foreign Exchange and Equities, partly offset by increased flow in Rates.

•	Global Banking revenue fell $0.2bn or 8%, reflecting gains in 1H18 on corporate lending restructuring, lower event-driven activity and the impact of tightening credit spreads on portfolio hedges.

•
We grew revenue in our transaction banking products. GLCM rose by $0.2bn or 12%, primarily from the impact of higher interest rates, notably in the UK and Hong Kong, and higher average deposit balances. Securities Services revenue increased by $54m or 6% from continued growth in average assets under custody and average assets under administration (both up 4%), as well as higher interest rates. GTRF revenue increased by $31m or 8% from growth in lending and higher fees from commodity and structured trade deals, particularly in MENA, while we continued to reduce RWAs.

Adjusted ECL were $95m, up $198m compared with 1H18. The charges in 1H19 primarily related to specific corporate exposures, notably in Europe. Net releases in 1H18 largely related to the US against the oil and gas sector, partly offset by charges in the UK against exposures in the retail and construction sectors.
Adjusted operating expenses of $4.8bn were $0.2bn or 4% higher, driven by investments in people to support growth across our businesses, regulatory programmes and technology platforms to improve client experience.

Management view of adjusted revenue <>	Half-year to			1H19 vs 1H18
	30 Jun 2019 $m	30 Jun 2018 $m	31 Dec 2018 $m	$m	%
Global Markets	3,164	3,435	2,895	(271)	(8)
– FICC	2,552	2,750	2,392	(198)	(7)
Foreign Exchange	1,308	1,506	1,439	(198)	(13)
Rates	889	822	622	67	8
Credit	355	422	331	(67)	(16)
– Equities	612	685	503	(73)	(11)
Securities Services	1,002	948	985	54	6
Global Banking	1,931	2,110	1,920	(179)	(8)
Global Liquidity and Cash Management	1,387	1,234	1,363	153	12
Global Trade and Receivables Finance	413	382	415	31	8
Principal Investments	122	170	50	(48)	(28)
Credit and funding valuation adjustments	14	(40)	(139)	54	135
Other[14]	(327)	(323)	(259)	(4)	(1)
Net operating income[12]	7,706	7,916	7,230	(210)	(3)
RoTE excluding significant items and UK bank levy (%)	9.9	12.3	10.5
For footnotes, see page 50.

Change in adjusted profit before tax
-18%

HSBC Holdings plc	13

Global Private Banking

Key events

•	In GPB, we were named ‘Best Asia Private Bank’ at the WealthBriefingAsia Awards 2019.

•	We had net new money inflows of $14bn in 1H19, the highest half-year net inflow since 2008.

•
More than 60% of our 1H19 net new money inflows came from collaboration with our other global businesses. The number of clients referred from other global businesses increased by more than 30% compared with 1H18, demonstrating increased engagement and focus on collaboration.

Financial performance
Adjusted profit before tax of $196m increased by $9m or 5% compared with 1H18, from lower adjusted operating expenses and adjusted revenue growth, mainly in Asia where we continued to invest in business growth initiatives.
Adjusted revenue of $924m increased by $17m or 2%, mainly reflecting growth in Asia and income related to our Monaco business, which we wound down in 1H19. These increases were partly offset by lower revenue in the US following repositioning actions.
Lending revenue increased by $8m, notably in Asia due to balance growth. Lending revenue also increased in most markets in Europe, with the exception of the UK, which suffered from margin compression. Investment revenue increased by $2m, as higher annuity fee income in Asia, following an increase in discretionary client mandates, was partly offset by lower client activity in Switzerland. Deposit revenue was broadly unchanged as growth in Asia from wider margins and balance growth was offset by lower revenue in the US, notably following repositioning actions.
Adjusted ECL were $19m, mainly in the UK. This compared with a net release of $4m in 1H18, mainly in the US.
Adjusted operating expenses of $709m were $15m or 2% lower. This was mainly due to the partial release of a provision associated with the wind-down of our operations in Monaco, savings in the US to mitigate lower revenue, and lower operations and compliance costs. These reductions were partly offset by an increase in Asia, driven by investments to support business growth.

Management view of adjusted revenue <>	Half-year to			1H19 vs 1H18
	30 Jun 2019 $m	30 Jun 2018 $m	31 Dec 2018 $m	$m	%
Investment revenue	382	380	327	2	1
Lending	204	196	188	8	4
Deposit	240	241	251	(1)	—
Other	98	90	88	8	9
Net operating income[12]	924	907	854	17	2
RoTE excluding significant items and UK bank levy (%)	11.2	11.2	9.9
For footnotes, see page 50.
Change in adjusted profit before tax
+5%

Corporate Centre

Financial performance
Adjusted profit before tax of $1.0bn was $0.5bn higher than in 1H18.
Adjusted revenue of $0.1bn compared with negative adjusted revenue of $0.3bn in 1H18, largely reflecting higher revenue in Central Treasury.

Central Treasury revenue of $0.6bn was $0.4bn higher than in 1H18 and included:

•
favourable fair value movements of $0.1bn in 1H19, compared with adverse movements of $0.2bn in 1H18, relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives; and

•	the non-recurrence of a $177m loss arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’ in 1H18.
These increases were partly offset by higher interest expense on debt issued by HSBC Holdings, as the average cost of debt issued increased.
Other income decreased by $61m. This included lease expenses of $85m following the adoption of IFRS 16 ‘Leases’ from 1 January 2019. In 1H18, lease expenses were recorded within operating expenses.
A net release of adjusted ECL of $8m compared with a net release of $87m in 1H18, both relating to our legacy portfolios.
Adjusted operating expenses of $0.4bn decreased by $0.2bn or 34%, partly reflecting a change in the allocation of certain costs to global businesses, which reduced costs retained in Corporate Centre. In addition, costs relating to our legacy portfolios reduced, while 1H18 also included a $41m charge in relation to the 2017 UK bank levy.
Adjusted income from associates of $1.3bn decreased by $16m or 1%.

Management view of adjusted revenue <>	Half-year to			1H19 vs 1H18
	30 Jun 2019 $m	30 Jun 2018 $m	31 Dec 2018 $m	$m	%
Central Treasury[15]	605	183	404	422	231
Legacy portfolios	(84)	(103)	13	19	18
Other	(391)	(330)	(422)	(61)	(18)
Net operating income[12]	130	(250)	(5)	380	>100
RoTE excluding significant items and UK bank levy (%)	(4.1)	(3.9)	(5.7)
For footnotes, see page 50.

14	HSBC Holdings plc

How we do business

Supporting sustainable growth

We conduct our business intent on supporting the sustained success of our customers, people and communities.

Overview

Our purpose is to be where the growth is, connecting customers to opportunities. We help businesses to thrive and economies to prosper, helping people fulfil their hopes and dreams and realise their ambitions.
To achieve our purpose, we need to build strong relationships with all of our stakeholders. This will help enable us to deliver our strategy and operate in a way that is sustainable.
Our latest Environmental, Social and Governance Update, published in April 2019, provided an update on how we are supporting the global transition to a low-carbon economy, while putting the customer at the centre and maintaining high standards of governance.
It forms part of our strategic priority to achieve an ESG rating of ‘outperformer’ based on Sustainalytics methodology. Sustainalytics is replacing its ESG rating with a new risk rating methodology. We intend to update our strategic priority accordingly by the year-end.

The ESG Update is available on our website at www.hsbc.com/our-approach/esg-information/esg-reporting-and-policies.

Customers
We create value by providing the products and services our customers need, and aim to do so in a way that fits seamlessly into their lives. This helps us to build long-lasting relationships with our customers. We maintain trust by striving to protect our customers’ data and information, and delivering fair outcomes for them – and if things go wrong, we need to address complaints in a timely way.
Our approach to our customers links to our strategic priority to enhance customer centricity and customer service.
Employees
Our people span many cultures, communities and continents. We want to build trusted relationships, where our people feel empowered in their roles and inspired to grow.
We understand the importance of building a diverse and inclusive workforce, valuing individuals and their contribution.
We published our latest UK Gender Pay Gap Report in June 2019. The biggest driver of our UK gender pay gap is the shape of our workforce. We have a predominance of women at the more junior levels with fewer women in senior leadership roles. We are committed to improving gender balance and are taking a number of specific steps to have a positive impact in the UK over time.
> For the full report, see www.hsbc.com/our-approach/esg-information/esg-reporting-and-policies.

Supporting sustainable growth
Our actions have an impact on the communities where we do business and the wider environment.
Since the start of 2017, we have achieved $36.7bn of our commitment to provide and facilitate $100bn of sustainable financing and investment by 2025. This figure is based on our progress reported at the end of 2018, in addition to green, social and sustainability bonds recorded by Dealogic in 1H19.
We were recognised as the ‘World’s Best Bank for Sustainable Finance’ in the Euromoney Awards for Excellence 2019. HSBC Asset Management was awarded an A+, the highest possible rating, for all categories except one in the latest Principles for Responsible Investment annual assessment.
Our second Task Force for Climate-related Financial Disclosures (’TCFD’) disclosure was published on page 29 of the Annual Report and Accounts 2018.
A responsible business culture
Our purpose is to connect people with opportunities. With this purpose comes the responsibility to protect our customers, our communities and the integrity of the financial system.
We seek to pay our fair share of tax in the jurisdictions in which we operate and to minimise the likelihood of customers using our products to avoid or evade tax.

HSBC Holdings plc	15

Risk overview

We actively manage risk to help protect and enable the business.

Managing risk

We have maintained a conservative and consistent approach to risk throughout our history, helping to ensure we protect customers’ funds, lend responsibly and support economies. By carefully aligning our risk appetite to our strategy, we aim to deliver sustainable long-term shareholder returns.
All employees are responsible for the management of risk, with the ultimate accountability residing with the Board. We have a strong risk culture, which is embedded through clear and consistent communication and appropriate training for all employees. A comprehensive risk management framework is applied throughout the Group, with governance and corresponding risk management tools. This framework is underpinned by our risk culture and reinforced by the HSBC Values.
Our Global Risk function oversees the framework and is led by the Group Chief Risk Officer, an executive Director. It is independent from the global businesses, including our sales and trading functions, to provide challenge, appropriate oversight and balance in risk/reward decisions.
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It is articulated in our risk appetite statement, which is approved by the Board. Key elements include:
- risks that we accept as part of doing business, such as credit risk and market risk;
- risks that we incur as part of doing business, such as operational risk, which are actively managed to remain below an acceptable tolerance; and
- risks for which we have zero tolerance, such as knowingly engaging in activities where foreseeable reputational risk has not been considered.
We operate a wide-ranging stress testing programme undertaking both internal and regulatory stress tests. In 2018, we participated in the Bank of England’s (’BoE’) annual stress test, which showed that our capital ratios, after taking account of CRD IV restrictions and strategic management actions, exceeded the BoE’s requirements. We also participated in the 2019 BoE stress test. The result of that test is due to be published in December.
Internal stress tests are an important element in our risk management and capital management frameworks. They assess the impacts of potential adverse macroeconomic, geopolitical and other HSBC-specific events. The selection of scenarios reflects our top and emerging risks identification process and our risk appetite. Stress testing analysis helps management understand the nature and extent of vulnerabilities to which the Group is exposed.

Our risk management framework and risks associated with our banking and insurance manufacturing operations are described on pages 73 and 77 of the Annual Report and Accounts 2018, respectively.

Top and emerging risks

Our top and emerging risks framework helps enable us to identify forward-looking risks so that we may take action either to prevent them materialising or limit their effect.
Top risks are those that may have a material impact on the financial results, reputation or business model of the Group in the year ahead. Emerging risks are those that have large unknown components and may form beyond a one-year horizon. If any of these risks were to occur, they could have a material effect on HSBC.
During 1H19, we made no changes to our top and emerging risks, although continue to monitor existing risks closely and assess their potential impacts on the Group.
Update on Ibor risks
The impact of the replacement of interbank offered rates (‘Ibors’) with alternative risk-free rates on our products and services remains a key area of focus. We have a significant and growing volume of contracts referencing Ibors, such as Libor and Eonia, extending past 2021 when it is likely that these Ibors will cease being published. The global programme to coordinate our transition activities aims to minimise the volume of such contracts outstanding upon the cessation of these Ibors, and therefore the associated disruption to financial flows and potential economic losses. The programme is significant in terms of scale and complexity and will impact all global businesses and jurisdictions as well as multiple products, currencies, systems and processes. In addition to the consequent execution risks, the process of adopting new reference rates exposes the Group to a wide range of material conduct, operational and financial risks, such as earnings volatility resulting from contract modifications and changes in hedge accounting. We continue to engage with industry participants, the official sector and our clients to support an orderly transition and the mitigation of the risks resulting from the transition.

Our current top and emerging risks are summarised on the next page and discussed in more detail on page 69 of the Annual Report and Accounts 2018.
Our approach to identifying and monitoring top and emerging risks is described on page 75 of the Annual Report and Accounts 2018.

16	HSBC Holdings plc

Risk	Trend	Mitigants
Externally driven
Economic outlook and capital flows	^
We actively monitor our credit and trading portfolios, including undertaking stress tests, to identify sectors and clients that may come under stress due to: escalating tariffs and other trade restrictions; an economic slowdown in the eurozone and mainland China; and adverse outcomes of negotiations concerning the UK’s exit from the EU.

Geopolitical risk	^
We continually assess the impact of geopolitical events on our businesses and exposures, and take steps to mitigate them, where required, to help ensure we remain within our risk appetite. We have also strengthened physical security at our premises where the risk of terrorism is heightened. In the first half of 2019, we closely monitored the potential impact of geopolitical risks relating to, among others, the impact of the UK’s exit from the EU, tensions between the US and China in trade and other areas, and the current situation in Hong Kong.

The credit cycle	>
We undertake detailed reviews of our portfolios and are assessing proactively customers and sectors likely to come under stress as a result of geopolitical or macroeconomic events, reducing limits where appropriate.

Cyber threat and unauthorised access to systems	>
We continue to further strengthen our controls to prevent, detect and respond to increasingly sophisticated cybersecurity threats. This includes threat detection, systems and network access controls, payment systems controls, data protection, and back-up and recovery.

Regulatory developments including conduct, with adverse impact on business model and profitability	>	We engage with regulators to help ensure new regulatory requirements are effectively implemented, and work with them in relation to their investigations into historical activities.
Financial crime risk environment	>
In the first half of 2019, we continued to implement the final elements of our Global Standards programme to integrate our anti-money laundering and sanctions capabilities into our day-to-day operations. We continue to enhance our financial crime risk management capabilities and the effectiveness of our financial crime controls, and we are maintaining our investment in the next generation of tools to fight financial crime through the application of advanced analytics and artificial intelligence.

Ibor transition	>	We continue to engage with industry participants, the official sector and our clients to support an orderly transition and the mitigation of the risks resulting from the transition.
Climate-related risks	^
We are committed to supporting our customers in the transition to a low-carbon economy and have pledged to provide $100bn of sustainable financing, facilitation and investment by 2025. We continue to assess the impact of physical and transition risk on our clients, embed climate-related risks in risk management processes, enhance our climate-related disclosures and develop scenario analysis.

Internally driven
IT systems infrastructure and resilience	>
We continue to monitor and improve service resilience across our technology infrastructure, enhancing our problem diagnosis/resolution and change execution capabilities to reduce service disruption to our customers.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	>
We are monitoring the health of our organisation and the workforce capacity and capability requirements in line with our growth strategy. We horizon-scan for emerging issues that could impact our workforce such as immigration or tax rules as well as industry-wide regulatory changes.

Risks arising from the receipt of services from third parties	>
We continue to strengthen and embed third-party risk management governance and oversight processes on how we actively identify, assess, mitigate and manage risks across the range of third parties with which we do business.

Enhanced model risk management expectations	^	We continue to evolve our capability and practice with regard to the risk management of our model risk governance framework in line with regulatory expectations and industry best practice.
Data management	^
We continue to improve our insights, data aggregation, reporting and decisions through ongoing improvement of our data governance, data quality, data privacy, data infrastructure and architecture framework.

^ Risk heightened during 2019
> Risk remained at the same level as 2018

UK withdrawal from the European Union

The UK was due to leave the European Union (‘EU’) in March 2019, but after agreeing an extension with the EU it is now due to leave in October 2019. There is no certainty on the future relationship between the UK and the EU or indeed an implementation period. The terms of the UK’s departure will be negotiated by the new prime minister, Boris Johnson, after Theresa May announced her resignation in May 2019. This creates market volatility and economic risk, particularly in the UK. Our Group’s global presence and diversified client base should help to mitigate the impact of the UK’s withdrawal from the EU. While there may be some changes to the provision of products and services for our clients and employees based in the UK and EU, we are taking mitigating actions to help minimise any potential disruption. These include expanding our product offerings available in our European entities, migrating customers where necessary and transferring some of our European branch network from HSBC Bank plc to our subsidiary in France. Our programme to manage the impact of the UK leaving the EU was set up in 2017 and has now been broadly completed. Our existing footprint in the EU, and in particular our subsidiary in France, has provided a strong foundation for us to build upon. As part of our 2018 stress testing programme, a number of internal macroeconomic and event-driven scenarios were considered alongside a scenario set by the Bank of England to support our planning for, and assessment of, the impact of the UK’s withdrawal from the EU. The results confirmed that we are well positioned in the event of potential shocks.

Our approach to the UK’s withdrawal from the EU is described in more detail in ‘Areas of special interest’ on page 51.

HSBC Holdings plc	17

Use of non-GAAP financial measures
Our reported results are prepared in accordance with IFRSs as detailed in the financial statements starting on page 84.
To measure our performance we also use non-GAAP financial measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘adjusted performance’ measure used throughout this report is described below, and where others are used they are described. All non-GAAP financial measures are reconciled to the closest reported financial measure.
The global business segmental results on pages 29 to 32 are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in ‘Basis of preparation’ on page 29.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
The tables on pages 32 to 34 and pages 40 to 45 detail the effects of significant items on each of our global business segments, geographical regions and selected countries/territories in 1H19, and 1H18 and 2H18.

Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2019.
We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for the half-year to 30 June 2019 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statements for the half-years to 30 June 2018 and 31 December 2018 at the average rates of exchange for the half-year to 30 June 2019; and
•
the balance sheets at 30 June 2018 and 31 December 2018 at the prevailing rates of exchange on 30 June 2019.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentina subsidiaries has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Changes from 1 January 2019
IFRS 16 ‘Leases’
On 1 January 2019, HSBC adopted the requirements of IFRS 16 ‘Leases’ retrospectively, with the cumulative effect of initially applying the standard recognised as an adjustment to the opening balance of retained earnings at that date. Comparatives were not restated. The adoption of the standard increased assets by $5bn and increased financial liabilities by the same amount with no effect on net assets or retained earnings.
IAS 12 ‘Income Taxes’
An amendment to IAS 12 ‘Income Taxes’ was issued in December 2017 as part of the annual improvement cycle. The amendment clarifies that an entity should recognise the tax consequences of dividends where the transactions or events that generated the distributable profits are recognised. This amendment was applied on 1 January 2019, and had no material impact. Comparatives have not been restated.

HSBC Holdings plc	18

Financial summary

Summary consolidated income statement

		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Net interest income		15,240	15,100	15,389
Net fee income		6,124	6,767	5,853
Net income from financial instruments held for trading or managed on a fair value basis		5,331	4,883	4,648
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		2,196	(222)	(1,266)
Changes in fair value of long-term debt and related derivatives		88	(126)	29
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		457	345	350
Gains less losses from financial investments		201	124	94
Dividend income		38	41	34
Net insurance premium income		6,323	5,776	4,883
Other operating income		2,034	359	526
Total operating income		38,032	33,047	30,540
Net insurance claims and benefits paid and movement in liabilities to policyholders		(8,660)	(5,760)	(4,047)
Net operating income before change in expected credit losses and other credit impairment charges	12	29,372	27,287	26,493
Change in expected credit losses and other credit impairment charges		(1,140)	(407)	(1,360)
Net operating income		28,232	26,880	25,133
Total operating expenses		(17,149)	(17,549)	(17,110)
Operating profit		11,083	9,331	8,023
Share of profit in associates and joint ventures		1,324	1,381	1,155
Profit before tax		12,407	10,712	9,178
Tax expense		(2,470)	(2,296)	(2,569)
Profit for the period		9,937	8,416	6,609
Attributable to:
– ordinary shareholders of the parent company		8,507	7,173	5,435
– preference shareholders of the parent company		45	45	45
– other equity holders		664	530	499
– non-controlling interests		721	668	630
Profit for the period		9,937	8,416	6,609
		$	$	$
Basic earnings per share		0.42	0.36	0.27
Diluted earnings per share		0.42	0.36	0.27
Dividend per ordinary share (declared in the period)		0.31	0.31	0.20
		%	%	%
Post-tax return on average total assets (annualised)		0.7	0.6	0.5
Return on average ordinary shareholders’ equity (annualised)		10.4	8.7	6.7
Return on average tangible equity (annualised)	16	11.2	9.7	8.6
For footnotes, see page 50.

Group performance by income and expense item
For further financial performance data of our global business segments, see pages 31 to 37. For further financial performance data by geographical regions and selected countries/territories, see pages 38 to 45.
Net interest income

		Half-year to		Full-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Interest income		27,750	23,422	49,609
Interest expense		(12,510)	(8,322)	(19,120)
Net interest income	17	15,240	15,100	30,489
Average interest-earning assets		1,912,708	1,839,603	1,839,346
		%	%	%
Gross interest yield	18	2.93	2.57	2.70
Less: cost of funds	18	(1.55)	(1.07)	(1.21)
Net interest spread	19	1.38	1.50	1.49
Net interest margin	20	1.61	1.66	1.66
For footnotes, see page 50.

19	HSBC Holdings plc

Summary of interest income by type of asset
		Half-year to						Full-year to
		30 Jun 2019			30 Jun 2018			31 Dec 2018
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	Footnotes	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks		217,474	1,285	1.19	240,804	1,116	0.93	233,637	2,475	1.06
Loans and advances to customers		1,011,928	17,833	3.55	966,481	16,036	3.35	972,963	33,285	3.42
Reverse repurchase agreements – non-trading		231,308	2,635	2.30	198,154	1,589	1.62	205,427	3,739	1.82
Financial investments		408,673	5,380	2.65	385,907	4,220	2.21	386,230	9,166	2.37
Other interest-earning assets		43,325	617	2.87	48,257	461	1.93	41,089	944	2.30
Total interest-earning assets		1,912,708	27,750	2.93	1,839,603	23,422	2.57	1,839,346	49,609	2.70
Trading assets and financial assets designated or mandatorily measured at fair value	21, 22	213,627	2,751	2.60	201,696	2,775	2.77	195,922	5,215	2.66
Expected credit losses provision		(8,502)			(7,739)			(7,816)
Non-interest-earning assets		555,264			617,148			584,524
Total		2,673,097	30,501	2.30	2,650,708	26,197	1.99	2,611,976	54,824	2.10
For footnotes, see page 50.

Summary of interest expense by type of liability and equity
		Half-year to						Full-year to
		30 Jun 2019			30 Jun 2018			31 Dec 2018
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	Footnotes	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks		51,199	370	1.46	45,142	226	1.01	44,530	506	1.14
Customer accounts		1,138,196	5,637	1.00	1,138,617	3,463	0.61	1,138,620	8,287	0.73
Repurchase agreements – non-trading		170,342	2,320	2.75	159,293	1,488	1.88	161,204	3,409	2.11
Debt securities in issue – non-trading	23	205,192	3,361	3.30	179,903	2,654	2.97	183,434	5,675	3.09
Other interest-bearing liabilities		59,266	822	2.80	48,649	491	2.04	53,731	1,243	2.31
Total interest-bearing liabilities		1,624,195	12,510	1.55	1,571,604	8,322	1.07	1,581,519	19,120	1.21
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued)	23, 24	149,814	1,872	2.52	140,485	1,804	2.59	142,184	3,524	2.48
Non-interest-bearing current accounts		228,524			211,839			211,815
Total equity and other non-interest-bearing liabilities		670,564			726,780			676,458
Total		2,673,097	14,382	1.08	2,650,708	10,126	0.77	2,611,976	22,644	0.87
For footnotes, see page 50.

Significant items and currency translation
	Half-year to		Full-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	—	43	50
– customer redress programmes	—	46	53
– currency translation on significant items		(3)	(3)
Currency translation		581	631
Total	—	624	681
Reported net interest income (’NII’) for 1H19 was $15.2bn, an increase of $0.1bn or 1% compared with 1H18. This reflected an increase in average interest-earning assets (’AIEA’) of 4%, largely offset by a decline in net interest margin (’NIM’) of 5 basis points (‘bps’).
The increase in NII in 1H19 included $0.6bn relating to the adverse effects of foreign currency translation differences. In 1H18, there was a $43m release related to customer redress programmes. Excluding the effects of significant items and foreign currency translation differences, net interest income increased by $0.8bn or 5%.
Interest income
Interest income increased by $4.3bn compared with 1H18, reflecting rising interest rates, with the yield on AIEA increasing by 36bps. This increase included $1.0bn related to the adverse effects of foreign currency translation differences in 1H19 and the favourable effects of customer redress programmes in 1H18. Excluding the effects of significant items and foreign currency translation differences, interest income increased by $5.3bn, driven by higher income from loans and advances to customers, surplus liquidity and reverse repurchase agreements.
Interest income on loans and advances to customers was $1.8bn higher, mainly from rising interest rates with the yield on AIEA increasing by 20bps, and volume growth of 5% in AIEA. These were mainly in Asia, notably in term lending and mortgages in Hong Kong.
Interest income on surplus liquidity rose by $1.3bn, primarily in Asia following interest rate increases. It was also higher in Europe, driven by a build-up of liquidity due to the formation of the non-ring-fenced bank in 2H18.

HSBC Holdings plc	20

Financial summary

Interest income on reverse repurchase agreements was $1.0bn higher, driven by rising interest rates in North America and Europe.
Interest expense
Reported interest expense increased by $4.2bn compared with 1H18, including $0.3bn from the favourable effects of foreign currency translation differences. Excluding the effect of foreign currency translation differences, interest expense increased by $4.5bn. This reflected the impact of rising interest rates across average interest-bearing liabilities (‘AIBL’), which increased cost by 48bps, predominantly in customer accounts.
Interest expense on customer accounts increased by $2.2bn, mainly in Asia, reflecting the effect of rate rises and a shift in funding mix from current accounts towards term deposits. This was partly offset by growth in non-interest-bearing current accounts, mainly in Europe.

Interest expense on repurchase agreements rose by $0.8bn, reflecting rising interest rates in North America and Europe.
Interest expense on debt issued rose by $0.7bn. This was mainly as a result of debt issuances by HSBC Holdings to meet regulatory requirements, which contributed $0.4bn towards the increase.
Net interest margin
Net interest margin of 1.61% decreased by 5bps compared with 2018. The higher yield on AIEA (up 23bps), was more than offset by the rise in funding costs of AIBL (up 34bps).
The decrease in 1H19 included the adverse effects of foreign currency translation differences, which contributed to a decrease of 1bp. Net interest margin, excluding the effects of significant items and foreign currency translation differences, decreased by 4bps.

Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Funds under management	1,067	1,149	1,072
Account services	1,034	1,156	1,021
Cards	968	965	991
Credit facilities	805	897	826
Unit trusts	546	613	425
Broking income	544	710	500
Underwriting	446	431	292
Remittances	373	361	417
Global custody	342	378	358
Imports/exports	338	362	347
Insurance agency commission	200	233	171
Other	1,141	1,214	1,155
Fee income	7,804	8,469	7,575
Less: fee expense	(1,680)	(1,702)	(1,722)
Net fee income	6,124	6,767	5,853

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	—	—	—
Currency translation		229	27
Total	—	229	27
Net fee income of $6.1bn was $0.6bn lower compared with 1H18. This included adverse foreign currency translation differences of $0.2bn. This decrease reflected the effects of weaker market sentiment on investment-related income, mainly in Hong Kong, as well as lower event-driven activity in our investment banking business.
Fee income from broking and unit trusts decreased by $0.2bn, primarily in RBWM in Hong Kong from lower volumes, due to the non-recurrence in 1H19 of exceptional market conditions in the prior year. In addition, fee income from funds under management fell by $0.1bn, mainly in RBWM in Hong Kong, driven by a change in the product mix towards lower margin fixed income products.

Corporate Finance fee income (disclosed within ‘other’) decreased by $0.1bn. This was primarily in GB&M in our Global Banking business in Europe, reflecting lower event-driven activity.
Account services fee income fell by $0.1bn compared with 1H18. This reduction was mainly in the US due to a reclassification of wire transfer fees from ‘account services’ to ‘remittances’ from the fourth quarter of 2018.

21	HSBC Holdings plc

Net income from financial instruments measured at fair value through profit and loss

		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Trading activities		9,226	5,190	2,044
Other trading income – hedge ineffectiveness		23	(17)	(28)
– on cash flow hedges		2	(8)	—
– on fair value hedges		21	(9)	(28)
Fair value movement on non-qualifying hedges	25	93	(210)	3
Other instruments designated and managed on a fair value basis and related derivatives		(4,011)	(80)	2,629
Net income from financial instruments held for trading or managed on a fair value basis		5,331	4,883	4,648
Financial assets held to meet liabilities under insurance and investment contracts		2,438	(240)	(1,345)
Liabilities to customers under investment contracts		(242)	18	79
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		2,196	(222)	(1,266)
Changes in fair value of long-term debt and related derivatives		88	(126)	29
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		457	345	350
Net income from financial instruments measured at fair value through profit or loss		8,072	4,880	3,761
For footnotes, see page 50.

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	50	(163)	52
– disposals, acquisitions and investment in new businesses	—	(8)	—
– fair value movement on financial instruments	50	(152)	52
– currency translation on significant items		(3)	—
Currency translation		301	57
Total	50	138	109
Net income from financial instruments measured at fair value through profit and loss of $8.1bn was $3.2bn higher than in 1H18. It included adverse foreign currency translation differences of $0.3bn and net favourable movements in significant items of $0.2bn, mainly reflecting net favourable fair value movements on financial instruments, including non-qualifying hedges and debit valuation adjustments.
The increase in reported net income from financial instruments measured at fair value reflected the following:
’Net income from financial instruments held for trading or managed on a fair value basis’ increased by $0.4bn and included a favourable fair value movement on non-qualifying hedges of $0.1bn in 1H19, compared with an adverse movement of $0.2bn in 1H18.
Income from trading activities was $4.0bn higher, mainly reflecting favourable movements on derivatives held as hedges against structured notes. This increase was broadly offset in ‘Other instruments designated and managed on a fair value basis and related derivatives’ (down $3.9bn), as the structured notes and the related hedges are closely matched.
Income from trading activities also increased in Asia, primarily from revaluation gains on funding swaps due to favourable movements on yield curves.
These increases were partly offset by lower trading income in Global Markets, notably in Europe.

’Financial assets held to meet liabilities under insurance and investment contracts’ increased by $2.7bn as favourable fair value movements of $2.4bn in 1H19 compared with adverse movements of $0.2bn in 1H18. This increase was primarily in Hong Kong, France and Singapore, as improved equity market performance in 1H19 compared with 1H18 led to revaluation gains on equity portfolios and funds supporting insurance and investment contracts. Offsetting movements were recorded in liabilities to customers, reflecting the extent to which they participate in the investment performance of these assets. These offsetting movements can be seen in ‘Net income/(expense) arising from liabilities to customers under investment contracts’ and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’.
’Changes in fair value of long-term debt and related derivatives’ reflected a favourable movement of $0.1bn in 1H19, compared with an adverse movement of $0.1bn in 1H18.
These movements were driven by changes in interest rates between the periods, notably in US dollars, euros and pounds sterling.
The majority of our financial liabilities designated at fair value are fixed-rate, long-term debt issuances, and are managed in conjunction with interest rate swaps as part of our interest rate management strategy. These liabilities are discussed further on page 28.

HSBC Holdings plc	22

Financial summary

Gains less losses from financial investments

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Net gains from disposal	201	124	94
– debt securities	197	114	106
– other financial investments	4	10	(12)
Gains less losses from financial investments	201	124	94

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	—	—	—
– disposals, acquisitions and investment in new businesses	—	—	—
– currency translation on significant items		—	—
Currency translation		3	1
Total	—	3	1
Gains less losses from financial investments of $201m increased by $77m compared with 1H18, reflecting higher gains from the disposal of debt securities.
The increase was mainly in Corporate Centre, notably in the UK, from net gains on the sale of debt securities in legacy credit in

1H19 compared with net losses in 1H18. In addition, we recorded higher gains in Australia and the US.
This was partly offset in RBWM from the non-recurrence of a 1H18 gain following the restructuring of the annuities portfolio in Mexico.

Net insurance premium income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Gross insurance premium income	6,683	6,078	5,260
Reinsurance premiums	(360)	(302)	(377)
Net insurance premium income	6,323	5,776	4,883

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	—	—	—
Currency translation		136	26
Total	—	136	26
Net insurance premium income of $6.3bn was $0.5bn higher compared with 1H18, and included adverse foreign currency translation differences.

This was driven by higher new business volumes, particularly in Hong Kong and France, partly offset by higher reinsurance ceded in Hong Kong.

Other operating income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Rent received	78	84	68
Gains/(losses) recognised on assets held for sale	51	(30)	42
Gains on investment properties	41	23	59
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	926	6	27
Change in present value of in-force long-term insurance business	912	363	318
Other	26	(87)	12
Other operating income	2,034	359	526

23	HSBC Holdings plc

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	827	(134)	27
– disposals, acquisitions and investment in new businesses	827	(134)	27
– currency translation on significant items		—	—
Currency translation		99	(36)
Total	827	(35)	(9)
Other operating income of $2.0bn increased by $1.7bn compared with 1H18. The increase included a 1H19 dilution gain of $0.8bn, recognised on the completion of the merger of our associate The Saudi British Bank (‘SABB’) with Alawwal bank in Saudi Arabia, presented within ‘Gains on disposal of property, plant and equipment, intangible assets and non-financial investments’ in the table above. The increase also included a $0.5bn increase in favourable movements in the present value of in-force long-term insurance business (‘PVIF’).
The favourable change in PVIF reflected a $0.5bn increase in ‘assumption changes and experience variances’, mainly in Hong Kong from the effect of interest rate changes on the valuation of the liabilities under insurance contracts, and a $0.1bn increase of the value of new business written in 1H19 compared with 1H18.

We recorded net gains on assets held for sale in 1H19, compared with net losses in 1H18. The movement largely related to 1H19 gains in Argentina following the sale of a stake in the payment processing company Prisma Medios de Pago SA.
In ‘Other’, in 1H19 we recorded a gain in Mexico associated with the launch of a merchant acquiring services joint venture with Global Payments Inc. This gain was partly offset by the adverse effects of hyperinflation accounting in Argentina. By contrast, in 1H18 we recorded a loss of $95m on the early redemption of subordinated debt linked to the US run-off portfolio.

Net insurance claims and benefits paid and movement in liabilities to policyholders

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Gross	9,032	5,879	4,342
Less reinsurers’ share	(372)	(119)	(295)
Net insurance claims and benefits paid and movement in liabilities to policyholders	8,660	5,760	4,047

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	—	—	—
Currency translation		195	48
Total	—	195	48
‘Net insurance claims and benefits paid and movement in liabilities to policyholders’ of $8.7bn were $2.9bn higher than in 1H18, and included adverse foreign currency translation differences.
This was primarily due to higher returns on the financial assets supporting policyholders where the policyholder is subject to part or all of the investment risk. This reflected favourable equity market performances in Hong Kong, France and Singapore compared with 1H18.

The gains or losses recognised on the financial assets measured at fair value that are held to support these insurance contract liabilities are reported in ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ on page 22.
The increase also reflected the impact of higher new business volumes in Hong Kong, France and Singapore, partly offset by higher reinsurance ceded in Hong Kong.

Change in expected credit losses and other credit impairment charges

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Loans and advances to banks and customers	1,180	508	1,388
– new allowances net of allowance releases	1,381	769	1,535
– recoveries of amounts previously written off	(201)	(261)	(147)
Loan commitments and guarantees	(44)	(7)	4
Other financial assets	9	(5)	(16)
Debt instruments measured at fair value through other comprehensive income	(5)	(89)	(16)
Change in expected credit losses and other credit impairment charges	1,140	407	1,360

HSBC Holdings plc	24

Financial summary

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	—	—	—
Currency translation		50	4
Total	—	50	4
Changes in expected credit losses and other credit impairment charges (‘ECL’) of $1.1bn in 1H19 comprised ’new allowances net of allowance releases’ of $1.4bn, partly offset by $0.2bn of ’recoveries of amounts previously written off’. ’New allowances net of allowance releases’ included changes in risk parameters of $1.7bn and new financial assets originated or purchased of $0.4bn, which were partly offset by assets derecognised of $0.8bn.
ECL in 1H19 of $1.1bn were $0.7bn higher compared with 1H18, primarily driven by higher charges in CMB and GB&M. The effects of foreign currency translation differences between the periods were minimal.

•	In CMB, ECL charges of $0.5bn were $0.4bn higher due to an increase in charges in Europe, Asia and North America. In Europe, ECL charges were mainly in HSBC UK relating to a small number of exposures. In addition, there were ECL charges in 1H19 compared with net releases in 1H18, in both Asia and North America.

•
In GB&M, we recorded net ECL charges of $0.1bn, notably relating to specific corporate exposures in Europe. In 1H18, there were net releases of $0.1bn largely related to a small number of clients in the US, notably within the oil and gas sector, partly offset by charges in the UK against exposures in the retail and construction sectors.

•	In Corporate Centre, we recorded a lower net ECL release, primarily related to our legacy portfolios in the UK.
On a constant currency basis, ECL as a percentage of average gross loans and advances to customers was 0.23%, compared with 0.08% at 1H18.

Operating expenses

Operating expenses
		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
By expense category
Employee compensation and benefits		9,255	8,836	8,537
Premises and equipment (excluding depreciation and impairment)		1,240	1,733	1,689
General and administrative expenses		5,132	6,034	5,897
Administrative expenses		15,627	16,603	16,123
Depreciation and impairment of property, plant and equipment and right-of-use assets	26	1,010	568	551
Amortisation and impairment of intangible assets		512	378	436
Operating expenses		17,149	17,549	17,110
For footnotes, see page 50.

Staff numbers (full-time equivalents)
	At
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
Global businesses
Retail Banking and Wealth Management	135,768	129,999	133,644
Commercial Banking	45,010	43,529	44,805
Global Banking and Markets	48,673	47,298	48,500
Global Private Banking	6,921	6,922	6,819
Corporate Centre	1,313	1,447	1,449
Total staff numbers	237,685	229,195	235,217

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Significant items	986	1,164	488
– costs of structural reform	91	211	150
– customer redress programmes	610	100	46
– disposals, acquisitions and investment in new businesses	—	3	49
– past service costs of guaranteed minimum pension benefits equalisation	—	—	228
– restructuring and other related costs	287	24	42
– settlements and provisions in connection with legal and regulatory matters	(2)	841	(25)
– currency translation on significant items		(15)	(2)
Currency translation		770	72
Total	986	1,934	560

25	HSBC Holdings plc

Reported operating expenses of $17.1bn were $0.4bn or 2% lower than in 1H18 and included favourable foreign currency translation differences of $0.8bn and a net favourable movement in significant items of $0.2bn.
Significant items included:

•	the non-recurrence of settlements and provisions in connection with legal and regulatory matters of $0.8bn in 1H18; and

•	structural reform costs of $0.1bn in 1H19, which included costs associated with the UK’s withdrawal from the European Union. This compared with structural reform costs of $0.2bn in 1H18.
These were partly offset by:

•
customer redress programme costs in respect of the mis-selling of payment protection insurance (‘PPI’) of $0.6bn in 1H19, compared with $0.1bn in 1H18. For further details, see Note 10 on the financial statements; and

•
restructuring and other related costs of $0.3bn in 1H19, primarily reflecting $248m of severance costs arising from cost efficiency measures across our global businesses and functions. We expect total severance costs in 2H19 to be moderately higher than the year-to-date cost, and we expect total cost savings in 2020 from these measures to be approximately equal to 2019 severance costs.

Excluding significant items and foreign currency translation differences, operating expenses of $16.2bn were $0.5bn or 4% higher than in 1H18. The increase primarily reflected investments to grow the business (up $0.3bn), notably in RBWM and CMB, as well as continued investment in digital capabilities across all of our global businesses.

Performance-related pay was higher by $0.1bn and volume-related growth increased by $0.1bn. The impact of our cost-saving efficiencies broadly offset inflation.
The effect of hyperinflation accounting in Argentina increased adjusted operating expenses in 1H19 by $19m.
In 1H19, we maintained our momentum to grow the business.

•
In RBWM, we continued to invest in key strategic initiatives, including enhancing our digital capabilities, growing our Wealth Management business in Asia, and driving growth in key markets, notably in Hong Kong, the UK, the US and Mexico, through lending products.

•
In CMB, we introduced enhanced features for our Digital Business Bank UK mobile app, including biometrics. In GTRF, we made progress in our investment programme, as we improved capabilities in structured trade and increased automation.

The number of employees expressed in full-time equivalent staff (‘FTEs’) at 30 June 2019 was 237,685, an increase of 2,468 from 31 December 2018. This was mainly driven by investments in business growth programmes across RBWM and CMB, and continued investment in digital across all global businesses. Additionally, the number of contractors at 30 June 2019 was 9,647, a decrease of 1,207 from 31 December 2018.

Share of profit in associates and joint ventures

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Share of profit in associates	1,306	1,371	1,148
Share of profit in joint ventures	18	10	7
Share of profit in associates and joint ventures	1,324	1,381	1,155
Our share of profit in associates and joint ventures was $1.3bn in 1H19, a decrease of $57m or 4%. This reduction primarily reflected adverse foreign currency translation differences of $67m. Excluding foreign currency translation differences, our share of profit in associates and joint ventures increased by $10m.
At 30 June 2019, we performed an impairment review of our investment in Bank of Communications Co., Limited (‘BoCom’) and concluded that it was not impaired, based on our value-in-use (‘VIU’) calculation. For more information on the key assumptions in our VIU calculation, including the sensitivity of the VIU to each key assumption, see Note 9 on the financial statements.

As discussed in Note 9 on the financial statements, in future periods the VIU may increase or decrease depending on the effect of changes to model inputs. It is expected that the carrying amount will increase due to retained profits earned by BoCom. At the point where the carrying amount exceeds the VIU, impairment would be recognised. We would continue to recognise our share of BoCom’s profit or loss, but the carrying amount would be reduced to equal the VIU, with a corresponding reduction in income. An impairment review would continue to be performed at each subsequent reporting period, with the carrying amount and income adjusted accordingly.
Tax expense

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit before tax	12,407	10,712	9,178
Tax expense	(2,470)	(2,296)	(2,569)
Profit after tax	9,937	8,416	6,609
Effective tax rate	19.9%	21.4%	28.0%
The effective tax rate for 1H19 of 19.9% was lower than the 21.4% for 1H18, principally due to the non-taxable dilution gain in 1H19. The effective tax rate for 2H18 of 28.0% was higher than for 1H19 and 1H18, principally due to the non-recognition of deferred tax assets and the bank levy charge in 2H18.

HSBC Holdings plc	26

Financial summary

Summary consolidated balance sheet
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Assets
Cash and balances at central banks	171,090	162,843
Trading assets	271,424	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	41,043	41,111
Derivatives	233,621	207,825
Loans and advances to banks	82,397	72,167
Loans and advances to customers	1,021,632	981,696
Reverse repurchase agreements – non-trading	233,079	242,804
Financial investments	428,101	407,433
Other assets	268,886	204,115
Total assets	2,751,273	2,558,124
Liabilities and equity
Liabilities
Deposits by banks	71,051	56,331
Customer accounts	1,380,124	1,362,643
Repurchase agreements – non-trading	184,497	165,884
Trading liabilities	94,149	84,431
Financial liabilities designated at fair value	165,104	148,505
Derivatives	229,903	205,835
Debt securities in issue	103,663	85,342
Liabilities under insurance contracts	93,794	87,330
Other liabilities	228,114	167,574
Total liabilities	2,550,399	2,363,875
Equity
Total shareholders’ equity	192,676	186,253
Non-controlling interests	8,198	7,996
Total equity	200,874	194,249
Total liabilities and equity	2,751,273	2,558,124

Selected financial information
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Called up share capital	10,281	10,180
Capital resources	178,259	173,238
Undated subordinated loan capital	1,968	1,969
Preferred securities and dated subordinated loan capital	32,569	35,014
Risk-weighted assets	885,971	865,318
Total shareholders' equity	192,676	186,253
Less: preference shares and other equity instruments	(23,772)	(23,772)
Total ordinary shareholders’ equity	168,904	162,481
Less: goodwill and intangible assets (net of tax)	(23,463)	(22,425)
Tangible ordinary shareholders' equity	145,441	140,056
Financial statistics
Loans and advances to customers as a percentage of customer accounts	74.0%	72.0%
Average total shareholders’ equity to average total assets	7.07%	7.16%
Net asset value per ordinary share at period end ($)	8.35	8.13
Tangible net asset value per ordinary share at period end ($)	7.19	7.01
Tangible net asset value per fully diluted ordinary share at period end ($)	7.17	6.98
Basic number of $0.50 ordinary shares outstanding (millions)	20,221	19,981
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,286	20,059
Closing foreign exchange translation rates to $:
$1: £	0.786	0.783
$1: €	0.878	0.873
A more detailed consolidated balance sheet is contained in the financial statements on page 86.

27	HSBC Holdings plc

Balance sheet commentary compared with 31 December 2018
At 30 June 2019, our total assets were $2.8tn, an increase of $193bn or 8% on a reported basis, and $192bn or 7% on a constant currency basis.
We increased our balance sheet by targeted lending growth, notably in Asia, which grew by $23bn or 5% on a reported basis, and $22bn or 5% on a constant currency basis, reflecting the strategic importance of the region.
On a reported basis, loans and advances to customers increased by $40bn, and customer accounts increased by $17bn. Excluding foreign currency translation differences, loans and advances to customers increased by $39bn or 4%, and customer accounts increased by $16bn or 1%.
Our ratio of customer advances to customer accounts was 74%, up from 72% at 31 December 2018.
Assets
Trading assets increased by $33bn or 14%, notably from an increase in debt securities held, mainly in the UK, the US and France. In addition, trading assets increased in Asia, reflecting higher equity security holdings in Hong Kong.
Derivative assets increased by $26bn or 12%, primarily in France and the UK, reflecting revaluation movements on interest rate contracts. This was partly offset by a reduction in foreign exchange contracts in the UK, reflecting lower client activity. The increase in derivative assets was consistent with an increase in derivative liabilities, since the underlying risk is broadly matched.
Financial investments increased by $21bn or 5%, mainly due to an increase in debt securities in the UK. This was partly offset by a decrease in investments in government bonds in Hong Kong.
Other assets grew by $65bn or 32%, primarily due to an increase in settlement accounts in the US, the UK and Hong Kong from higher trading activity, compared with the seasonal reduction in December 2018.
Loans and advances to customers
Loans and advances to customers increased by $40bn on a reported basis compared with 31 December 2018. This included favourable foreign currency translation differences of $1bn. Excluding the effects of foreign currency translation differences, loans and advances to customers increased by $39bn or 4%.
The commentary below is on a constant currency basis.
Customer lending growth was primarily in Asia (up $22bn). The growth was notably in RBWM (up $8bn), primarily in Hong Kong (up $6bn) as we maintained our leading position in mortgages, and in Australia (up $2bn), as we continued to increase mortgage lending, in part due to a successful marketing campaign in 1H19. Customer lending also increased in GPB (up $5bn), mainly in Hong Kong (up $4bn), driven by growth in marketable securities-backed lending transactions. In CMB (up $7bn) and in GB&M (up $2bn), the growth reflected higher term lending from our continued strategic focus on growth throughout the region.

Customer lending increased in Europe by $12bn, notably in HSBC UK (up $7bn), including mortgage growth of $4bn, reflecting our focus on broker-originated mortgages, and in CMB where term lending increased to large corporates, middle market enterprise and commercial real estate customers. In addition, GB&M balances increased in term lending, notably in France.
Liabilities
Repurchase agreements – non-trading increased by $19bn or 11%, primarily in the US, Hong Kong, mainland China and France. This was mainly driven by the increased use of repurchase agreements for funding in our Global Markets business.
Derivative liabilities increased by $24bn or 12%, which is consistent with the increase in derivative assets, since the underlying risk is broadly matched.
Debt securities in issue increased by $18bn or 21%, reflecting an increase in certificates of deposit, primarily in North America, Europe and Asia, and higher commercial paper issuance in the UK.
Financial liabilities designated at fair value increased by $17bn or 11%, driven by further issuances of MREL-eligible senior debt during 1H19 and the mark-to-market increase in value of structured notes.
Other liabilities increased by $61bn or 36%, mainly from an increase in settlement accounts in the UK and the US, from higher seasonal trading activity compared with December 2018.
Customer accounts
Customer accounts increased by $17bn on a reported basis, and included favourable foreign currency translation differences of $2bn. Excluding this, customer accounts increased by $16bn or 1%.
The commentary below is on a constant currency basis.
In Asia, we grew customer accounts by $11bn, notably in RBWM (up $9bn) and also in GB&M (up $5bn). These were primarily business-driven increases in Singapore of $4bn, Australia of $2bn and Hong Kong of $2bn.
Customer accounts increased in Europe by $3bn. This was driven by an increase in RBWM balances, notably in HSBC UK (up $4bn) within current accounts and savings, partly offset by a decrease in GB&M balances mainly in the UK.
Equity
Total shareholders’ equity increased by $6bn or 3% compared with 31 December 2018. The effects of profits generated in the period and fair value gains on debt and equity instruments were partly offset by dividends paid to shareholders and adverse changes in fair value attributable to changes in own credit risk.

HSBC Holdings plc	28

Financial summary

Customer accounts by country/territory
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Europe	504,386	503,154
– UK	398,857	399,487
– France	47,978	45,169
– Germany	19,798	16,713
– Switzerland	5,423	6,315
– other	32,330	35,470
Asia	677,289	664,824
– Hong Kong	487,948	484,897
– Singapore	46,229	42,323
– mainland China	45,409	45,712
– Australia	22,157	20,649
– India	15,660	14,210
– Malaysia	13,984	13,904
– Taiwan	13,677	13,602
– Indonesia	4,476	3,810
– other	27,749	25,717
Middle East and North Africa (excluding Saudi Arabia)	36,593	35,408
– United Arab Emirates	17,281	16,583
– Egypt	4,711	4,493
– Turkey	3,598	4,169
– other	11,003	10,163
North America	135,400	133,291
– US	82,260	82,523
– Canada	46,189	43,898
– other	6,951	6,870
Latin America	26,456	25,966
– Mexico	20,437	19,936
– other	6,019	6,030
At end of period	1,380,124	1,362,643
Risk-weighted assets
Risk-weighted assets (‘RWAs’) totalled $886.0bn at 30 June 2019, a $20.7bn increase in the first half of the year, which included an increase of $1.1bn due to foreign currency translation differences. Excluding foreign currency translation differences, RWAs rose by $19.6bn. This mainly comprised growth of $27.8bn from asset size and $1.4bn from changes in asset quality. This was partly offset by reductions of $9.6bn from methodology and policy changes.
Asset size increases included lending growth of $16.6bn across most businesses and regions. Corporate Centre RWAs rose by $4.8bn, largely in Asia. GB&M counterparty credit risk RWAs increased by $4.6bn, mostly in Europe, largely due to mark-to-market movements, increased volumes of securities financing transactions and new derivative trades.

Summary
The Group Chief Executive and the rest of the Group Management Board (‘GMB’) review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’.

Basis of preparation
The Group Chief Executive, supported by the rest of the GMB, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis. 1H18 and 2H18 adjusted performance information is presented on a constant currency basis as described on page 18.
As required by IFRS 8, reconciliations of the total adjusted global business results to the Group’s reported results are presented on page 31.
Supplementary reconciliations from reported to adjusted results by global business are presented on pages 32 to 34 for information purposes.
Global business performance is also assessed using return on tangible equity (‘RoTE’), excluding significant items and the UK bank levy. A reconciliation of global business RoTE, excluding significant items and the UK bank levy, to the Group’s RoTE is provided in the Reconciliations of Non-GAAP Financial Measures 30 June 2019.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses and geographical regions. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in Corporate Centre.
The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the presentation by global business, the cost of the levy is included in Corporate Centre.
The results of geographical regions are presented on a reported basis.
Geographical information is classified by the location of the principal operations of the subsidiary or, for The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC UK Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA, by the location of the branch responsible for reporting the results or providing funding.

A description of the global businesses is provided in the Overview section, pages 10 to 14.

29	HSBC Holdings plc

Analysis of adjusted results by global business

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	12	11,919	7,816	7,706	924	130	28,495
– external		8,789	7,545	9,493	675	1,993	28,495
– inter-segment		3,130	271	(1,787)	249	(1,863)	—
of which: net interest income/(expense)		8,155	5,653	2,861	441	(1,870)	15,240
Change in expected credit losses and other credit impairment (charges)/recoveries		(540)	(494)	(95)	(19)	8	(1,140)
Net operating income		11,379	7,322	7,611	905	138	27,355
Total operating expenses		(6,981)	(3,297)	(4,787)	(709)	(389)	(16,163)
Operating profit/(loss)		4,398	4,025	2,824	196	(251)	11,192
Share of profit in associates and joint ventures		43	—	—	—	1,281	1,324
Adjusted profit before tax		4,441	4,025	2,824	196	1,030	12,516
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		35.5	32.1	22.6	1.6	8.2	100.0
Adjusted cost efficiency ratio		58.6	42.2	62.1	76.7	299.2	56.7
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		376,126	347,387	250,790	45,806	1,523	1,021,632
Interests in associates and joint ventures		456	—	—	—	23,436	23,892
Total external assets		498,045	377,142	1,120,235	50,757	705,094	2,751,273
Customer accounts		660,588	358,735	289,950	62,235	8,616	1,380,124
Adjusted risk-weighted assets		128,957	327,553	284,509	16,531	127,607	885,157

		Half-year to 30 Jun 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	12	10,668	7,140	7,916	907	(250)	26,381
– external		8,741	7,001	9,181	782	676	26,381
– inter-segment		1,927	139	(1,265)	125	(926)	—
of which: net interest income/(expense)		7,389	4,985	2,385	436	(720)	14,475
Change in expected credit losses and other credit impairment (charges)/recoveries		(514)	(37)	103	4	87	(357)
Net operating income/(expense)		10,154	7,103	8,019	911	(163)	26,024
Total operating expenses		(6,583)	(3,128)	(4,588)	(724)	(592)	(15,615)
Operating profit/(loss)		3,571	3,975	3,431	187	(755)	10,409
Share of profit in associates and joint ventures		17	—	—	—	1,297	1,314
Adjusted profit before tax		3,588	3,975	3,431	187	542	11,723
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		30.6	33.9	29.3	1.6	4.6	100.0
Adjusted cost efficiency ratio		61.7	43.8	58.0	79.8	(236.8)	59.2
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		345,029	324,717	246,900	40,809	2,012	959,467
Interests in associates and joint ventures		393	—	—	—	21,744	22,137
Total external assets		467,809	359,329	1,036,945	47,311	659,756	2,571,150
Customer accounts		628,536	351,422	286,690	63,164	9,675	1,339,487
Adjusted risk-weighted assets		122,679	310,278	282,439	16,881	121,666	853,943
For footnotes, see page 50.

HSBC Holdings plc	30

Global businesses

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 31 Dec 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	12	10,834	7,420	7,230	854	(5)	26,333
– external		8,155	7,313	8,483	694	1,688	26,333
– inter-segment		2,679	107	(1,253)	160	(1,693)	—
of which: net interest income/(expense)		8,135	5,461	2,768	440	(1,472)	15,332
Change in expected credit losses and other credit impairment (charges)/recoveries		(634)	(684)	(70)	3	28	(1,357)
Net operating income		10,200	6,736	7,160	857	23	24,976
Total operating expenses		(6,772)	(3,191)	(4,653)	(702)	(1,232)	(16,550)
Operating profit/(loss)		3,428	3,545	2,507	155	(1,209)	8,426
Share of profit in associates and joint ventures		17	—	—	—	1,150	1,167
Adjusted profit/(loss) before tax		3,445	3,545	2,507	155	(59)	9,593
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		35.9	37.0	26.1	1.6	(0.6)	100.0
Adjusted cost efficiency ratio		62.5	43.0	64.4	82.2	(24,640.0)	62.8
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		362,262	333,854	245,261	39,265	2,459	983,101
Interests in associates and joint ventures		399	—	—	—	22,043	22,442
Total external assets		477,618	361,369	1,011,691	45,140	663,540	2,559,358
Customer accounts		641,833	358,201	290,964	64,660	8,679	1,364,337
Adjusted risk-weighted assets		126,929	321,717	281,338	16,811	118,826	865,621
For footnotes, see page 50.

Reconciliation of reported and adjusted items

Adjusted results reconciliation
		Half-year to
		30 Jun 2019			30 Jun 2018				31 Dec 2018
		Adjusted	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	12	28,495	877	29,372	26,381	1,160	(254)	27,287	26,333	75	85	26,493
ECL		(1,140)	—	(1,140)	(357)	(50)	—	(407)	(1,357)	(3)	—	(1,360)
Operating expenses		(16,163)	(986)	(17,149)	(15,615)	(770)	(1,164)	(17,549)	(16,550)	(72)	(488)	(17,110)
Share of profit in associates and joint ventures		1,324	—	1,324	1,314	67	—	1,381	1,167	(12)	—	1,155
Profit before tax		12,516	(109)	12,407	11,723	407	(1,418)	10,712	9,593	(12)	(403)	9,178
For footnotes, see page 50.

Adjusted balance sheet reconciliation
	At
	30 Jun 2019	31 Dec 2018
	Reported and adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,021,632	983,101	(1,405)	981,696
Interests in associates and joint ventures	23,892	22,442	(35)	22,407
Total external assets	2,751,273	2,559,358	(1,234)	2,558,124
Customer accounts	1,380,124	1,364,337	(1,694)	1,362,643

31	HSBC Holdings plc

Adjusted profit reconciliation
		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Adjusted profit before tax		12,516	11,723	9,593
Significant items		(109)	(1,418)	(403)
– customer redress programmes		(610)	(54)	(39)
– disposals, acquisitions and investment in new businesses		827	(145)	(20)
– fair value movements on financial instruments	27	50	(152)	52
– costs of structural reform	28	(91)	(211)	(150)
– restructuring and other related costs		(287)	(24)	(42)
– past service costs of guaranteed minimum pension benefits equalisation		—	—	(228)
– settlements and provisions in connection with legal and regulatory matters		2	(841)	25
– currency translation on significant items			9	(1)
Currency translation			407	(12)
Reported profit before tax		12,407	10,712	9,178
For footnotes, see page 50.

Reconciliation of reported and adjusted items – global businesses
Supplementary analysis of significant items by global business is presented below.

		Half-year to 30 Jun 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported		11,919	7,816	7,636	924	1,077	29,372
Significant items		—	—	70	—	(947)	(877)
– disposals, acquisitions and investment in new businesses		—	—	—	—	(827)	(827)
– fair value movements on financial instruments	27	—	—	70	—	(120)	(50)
Adjusted		11,919	7,816	7,706	924	130	28,495
ECL
Reported		(540)	(494)	(95)	(19)	8	(1,140)
Adjusted		(540)	(494)	(95)	(19)	8	(1,140)
Operating expenses
Reported		(7,639)	(3,324)	(4,907)	(722)	(557)	(17,149)
Significant items		658	27	120	13	168	986
– costs of structural reform	28	—	4	29	—	58	91
– customer redress programmes		615	(1)	(4)	—	—	610
– restructuring and other related costs		43	24	95	14	111	287
– settlements and provisions in connection with legal and regulatory matters		—	—	—	(1)	(1)	(2)
Adjusted		(6,981)	(3,297)	(4,787)	(709)	(389)	(16,163)
Share of profit in associates and joint ventures
Reported		43	—	—	—	1,281	1,324
Adjusted		43	—	—	—	1,281	1,324
Profit before tax
Reported		3,783	3,998	2,634	183	1,809	12,407
Significant items		658	27	190	13	(779)	109
– revenue		—	—	70	—	(947)	(877)
– operating expenses		658	27	120	13	168	986
Adjusted		4,441	4,025	2,824	196	1,030	12,516
Loans and advances to customers (net)
Reported		376,126	347,387	250,790	45,806	1,523	1,021,632
Adjusted		376,126	347,387	250,790	45,806	1,523	1,021,632
Customer accounts
Reported		660,588	358,735	289,950	62,235	8,616	1,380,124
Adjusted		660,588	358,735	289,950	62,235	8,616	1,380,124
For footnotes, see page 50.

HSBC Holdings plc	32

Global businesses

Reconciliation of reported results to adjusted results – global businesses (continued)
		Half-year to 30 Jun 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported		11,058	7,485	8,330	929	(515)	27,287
Currency translation		(397)	(301)	(352)	(22)	(88)	(1,160)
Significant items		7	(44)	(62)	—	353	254
– customer redress programmes		—	(46)	—	—	—	(46)
– disposals, acquisitions and investment in new businesses		7	—	—	—	135	142
– fair value movements on financial instruments	27	—	—	(65)	—	217	152
– currency translation on significant items		—	2	3	—	1	6
Adjusted		10,668	7,140	7,916	907	(250)	26,381
ECL
Reported		(543)	(55)	97	4	90	(407)
Currency translation		29	18	6	—	(3)	50
Adjusted		(514)	(37)	103	4	87	(357)
Operating expenses
Reported		(7,020)	(3,281)	(4,702)	(787)	(1,759)	(17,549)
Currency translation		332	145	202	21	70	770
Significant items		105	8	(88)	42	1,097	1,164
– costs of structural reform	28	1	2	16	—	192	211
– customer redress programmes		94	6	—	—	—	100
– disposals, acquisitions and investment in new businesses		—	—	—	3	—	3
– restructuring and other related costs		—	—	—	—	24	24
– settlements and provisions in connection with legal and regulatory matters		16	—	(108)	41	892	841
– currency translation on significant items		(6)	—	4	(2)	(11)	(15)
Adjusted		(6,583)	(3,128)	(4,588)	(724)	(592)	(15,615)
Share of profit in associates and joint ventures
Reported		17	—	—	—	1,364	1,381
Currency translation		—	—	—	—	(67)	(67)
Adjusted		17	—	—	—	1,297	1,314
Profit before tax
Reported		3,512	4,149	3,725	146	(820)	10,712
Currency translation		(36)	(138)	(144)	(1)	(88)	(407)
Significant items		112	(36)	(150)	42	1,450	1,418
– revenue		7	(44)	(62)	—	353	254
– operating expenses		105	8	(88)	42	1,097	1,164
Adjusted		3,588	3,975	3,431	187	542	11,723
Loans and advances to customers (net)
Reported		351,114	329,300	250,058	40,902	2,069	973,443
Currency translation		(6,085)	(4,583)	(3,158)	(93)	(57)	(13,976)
Adjusted		345,029	324,717	246,900	40,809	2,012	959,467
Customer accounts
Reported		635,598	355,650	291,711	63,593	9,755	1,356,307
Currency translation		(7,062)	(4,228)	(5,021)	(429)	(80)	(16,820)
Adjusted		628,536	351,422	286,690	63,164	9,675	1,339,487
For footnotes, see page 50.

33	HSBC Holdings plc

Reconciliation of reported results to adjusted results – global businesses (continued)
		Half-year to 31 Dec 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported		10,870	7,453	7,304	861	5	26,493
Currency translation		(38)	(27)	(16)	(2)	8	(75)
Significant items		2	(6)	(58)	(5)	(18)	(85)
– customer redress programmes		—	(7)	—	—	—	(7)
– disposals, acquisitions and investment in new businesses		—	—	—	(5)	(24)	(29)
– fair value movements on financial instruments	27	—	—	(57)	—	5	(52)
– currency translation on significant items		2	1	(1)	—	1	3
Adjusted		10,834	7,420	7,230	854	(5)	26,333
ECL
Reported		(634)	(684)	(71)	4	25	(1,360)
Currency translation		—	—	1	(1)	3	3
Adjusted		(634)	(684)	(70)	3	28	(1,357)
Operating expenses
Reported		(6,882)	(3,199)	(4,646)	(763)	(1,620)	(17,110)
Currency translation		31	14	14	4	9	72
Significant items		79	(6)	(21)	57	379	488
– costs of structural reform	28	1	6	25	—	118	150
– customer redress programmes		79	(11)	(22)	—	—	46
– disposals, acquisitions and investment in new businesses		—	—	—	49	—	49
– past service costs of guaranteed minimum pension benefits equalisation		—	—	—	—	228	228
– restructuring and other related costs		—	—	—	7	35	42
– settlements and provisions in connection with legal and regulatory matters		—	—	(23)	1	(3)	(25)
– currency translation on significant items		(1)	(1)	(1)	—	1	(2)
Adjusted		(6,772)	(3,191)	(4,653)	(702)	(1,232)	(16,550)
Share of profit in associates and joint ventures
Reported		16	—	—	—	1,139	1,155
Currency translation		1	—	—	—	11	12
Adjusted		17	—	—	—	1,150	1,167
Profit before tax
Reported		3,370	3,570	2,587	102	(451)	9,178
Currency translation		(6)	(13)	(1)	1	31	12
Significant items		81	(12)	(79)	52	361	403
– revenue		2	(6)	(58)	(5)	(18)	(85)
– operating expenses		79	(6)	(21)	57	379	488
Adjusted		3,445	3,545	2,507	155	(59)	9,593
Loans and advances to customers (net)
Reported		361,872	333,162	244,978	39,217	2,467	981,696
Currency translation		390	692	283	48	(8)	1,405
Adjusted		362,262	333,854	245,261	39,265	2,459	983,101
Customer accounts
Reported		640,924	357,596	290,914	64,658	8,551	1,362,643
Currency translation		909	605	50	2	128	1,694
Adjusted		641,833	358,201	290,964	64,660	8,679	1,364,337
For footnotes, see page 50.

HSBC Holdings plc	34

Global businesses

Reconciliation of reported and adjusted risk-weighted assets

	At 30 Jun 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	129.0	327.6	284.5	16.5	128.4	886.0
Disposals	—	—	—	—	(0.8)	(0.8)
– operations in Brazil	—	—	—	—	(0.8)	(0.8)
Adjusted	129.0	327.6	284.5	16.5	127.6	885.2

	At 30 Jun 2018
Risk-weighted assets
Reported	124.1	315.1	284.5	17.0	124.8	865.5
Currency translation	(1.4)	(4.8)	(2.1)	(0.1)	(0.5)	(8.9)
Disposals	—	—	—	—	(2.7)	(2.7)
– operations in Brazil	—	—	—	—	(2.7)	(2.7)
Adjusted	122.7	310.3	282.4	16.9	121.6	853.9

	At 31 Dec 2018
Risk-weighted assets
Reported	126.9	321.2	281.0	16.8	119.4	865.3
Currency translation	—	0.5	0.3	—	0.3	1.1
Disposals	—	—	—	—	(0.8)	(0.8)
– operations in Brazil	—	—	—	—	(0.8)	(0.8)
Adjusted	126.9	321.7	281.3	16.8	118.9	865.6

Supplementary tables for RBWM and GPB
RBWM adjusted performance by business unit
A breakdown of RBWM by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.

RBWM – summary (adjusted basis)
		Consists of
		Total RBWM	Banking operations	Insurance manufacturing	Asset management
	Footnotes	$m	$m	$m	$m
Half-year to 30 Jun 2019
Net operating income before change in expected credit losses and other credit impairment charges	12	11,919	9,939	1,459	521
– net interest income		8,155	7,118	1,042	(5)
– net fee income/(expense)		2,498	2,390	(376)	484
– other income		1,266	431	793	42
ECL		(540)	(538)	(2)	—
Net operating income		11,379	9,401	1,457	521
Total operating expenses		(6,981)	(6,356)	(246)	(379)
Operating profit		4,398	3,045	1,211	142
Share of profit in associates and joint ventures		43	7	36	—
Profit before tax		4,441	3,052	1,247	142

Half-year to 30 Jun 2018
Net operating income before loan impairment charges and other credit risk provisions	12	10,668	9,170	964	534
– net interest income		7,389	6,408	983	(2)
– net fee income/(expense)		2,703	2,469	(300)	534
– other income		576	293	281	2
ECL		(514)	(515)	1	—
Net operating income		10,154	8,655	965	534
Total operating expenses		(6,583)	(6,027)	(208)	(348)
Operating profit		3,571	2,628	757	186
Share of profit in associates and joint ventures		17	—	17	—
Profit before tax		3,588	2,628	774	186

35	HSBC Holdings plc

RBWM – summary (adjusted basis) (continued)
		Consists of
		Total RBWM	Banking operations	Insurance manufacturing	Asset management
	Footnotes	$m	$m	$m	$m
Half-year to 31 Dec 2018
Net operating income before loan impairment charges and other credit risk provisions	12	10,834	9,502	824	508
– net interest income		8,135	7,087	1,050	(2)
– net fee income/(expense)		2,396	2,169	(271)	498
– other income		303	246	45	12
ECL		(634)	(631)	(3)	—
Net operating income		10,200	8,871	821	508
Total operating expenses		(6,772)	(6,163)	(252)	(357)
Operating profit		3,428	2,708	569	151
Share of profit in associates and joint ventures		17	2	15	—
Profit before tax		3,445	2,710	584	151
For footnotes, see page 50.
RBWM insurance manufacturing adjusted revenue of $1,459m (1H18: $964m, 2H18: $824m) was disclosed within the management view of adjusted revenue on page 11, as follows: Wealth Management $1,383m (1H18: $899m, 2H18: $732m) and Other $76m (1H18: $65m, 2H18 $92m).

RBWM Insurance manufacturing adjusted results
The following table shows the results of our insurance manufacturing operations by income statement line item. It shows the results of insurance manufacturing operations for RBWM and for all global business segments in aggregate, and separately the insurance distribution income earned by HSBC bank channels.

Adjusted results of insurance manufacturing operations and insurance distribution income earned by HSBC bank channels[29]
		Half-year to
		30 Jun		30 Jun		31 Dec
		2019		2018		2018
		RBWM	All global businesses	RBWM	All global businesses	RBWM	All global businesses
	Footnotes	$m	$m	$m	$m	$m	$m
Net interest income		1,042	1,128	983	1,065	1,050	1,140
Net fee income		(376)	(415)	(300)	(304)	(271)	(256)
– fee income		50	62	95	146	86	128
– fee expense		(426)	(477)	(395)	(450)	(357)	(384)
Net income from financial instruments held for trading or managed on a fair value basis		(68)	(64)	(13)	64	82	128
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		2,244	2,244	(187)	(265)	(1,289)	(1,295)
Gains less losses from financial investments		1	3	41	40	17	17
Net insurance premium income		5,860	6,355	5,305	5,667	4,777	4,906
Other operating income		921	955	355	402	355	361
Of which: PVIF		876	912	329	361	309	679
Total operating income		9,624	10,206	6,184	6,669	4,721	5,001
Net insurance claims and benefits paid and movement in liabilities to policyholders		(8,165)	(8,653)	(5,220)	(5,551)	(3,897)	(4,100)
Net operating income before change in expected credit losses and other credit impairment charges		1,459	1,553	964	1,118	824	901
Change in expected credit losses and other credit impairment charges		(2)	(2)	1	1	(3)	(3)
Net operating income		1,457	1,551	965	1,119	821	898
Total operating expenses		(246)	(241)	(208)	(219)	(252)	(264)
Operating profit		1,211	1,310	757	900	569	634
Share of profit in associates and joint ventures		36	27	17	17	15	15
Profit before tax of insurance manufacturing operations	30	1,247	1,337	774	917	584	649
Annualised new business premiums of insurance manufacturing operations		1,931	2,000	1,751	1,812	1,406	1,423
Insurance distribution income earned by HSBC bank channels		505	581	501	577	424	464
For footnotes, see page 50.
Insurance manufacturing
The following commentary, unless otherwise specified, relates to the ‘All global businesses’ results.
HSBC recognises the present value of long-term in-force insurance contracts and investment contracts with discretionary participation features (‘PVIF’) as an asset on the balance sheet. The overall balance sheet equity, including PVIF, is therefore a measure of the embedded value in the insurance manufacturing entities, and the movement in this embedded value in the period drives the overall income statement result.
Adjusted profit before tax of $1.3bn increased by $0.4bn or 46% compared with 1H18.

Adjusted revenue was $0.4bn or 39% higher than in 1H18. This reflected the following:

•
‘Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ of $2.2bn in 1H19 compared with a net expense of $0.3bn in 1H18, primarily due to favourable equity market performances in Hong Kong, France and Singapore. This positive movement resulted in a corresponding movement in liabilities to policyholders and PVIF (see ‘Other operating income’ below), reflecting the extent to which policyholders participate in the investment performance of the associated asset portfolios.

HSBC Holdings plc	36

Global businesses

•
Net insurance premium income of $6.4bn was $0.7bn higher compared with 1H18. This was driven by higher new business volumes, particularly in Hong Kong and France, partly offset by higher reinsurance premiums ceded in Hong Kong.

•
Other operating income of $1.0bn increased by $0.6bn compared with 1H18, mainly from favourable movements in PVIF. This reflected an increase in assumption changes and experience variances of $0.5bn, primarily in Hong Kong due to the effect of interest rate changes on the valuation of the liabilities under insurance contracts, and a $0.1bn increase of the value of new business written in 1H19 compared with 1H18.

•
Net insurance claims and benefits paid and movement in liabilities to policyholders of $8.7bn were $3.1bn higher than 1H18. This was primarily due to higher returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk. The increase also reflected the impact of higher new business volumes in Hong Kong and France, partly offset by higher reinsurance ceded in Hong Kong.

Adjusted operating expenses of $0.2bn increased by $22m or 10% compared with 1H18, reflecting investment in core insurance functions and capabilities, including preparation for the implementation of IFRS 17 ‘Insurance Contracts’.
Annualised new business premiums (‘ANP’) is used to assess new insurance premium generation by the business. It is calculated as 100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. Growth in ANP during the period reflected new business growth, mainly in Hong Kong and France.
Insurance distribution income from HSBC channels included $382m (1H18: $365m; 2H18: $288m) on HSBC manufactured products, for which a corresponding fee expense is recognised within insurance manufacturing, and $199m (1H18: $212m; 2H18: $177m) on products manufactured by third-party providers. The RBWM component of this distribution income was $329m (1H18: $314m; 2H18: $268m) from HSBC manufactured products and $176m (1H18: $187m; 2H18: $156m) from third-party products.
Asset Management: Funds under management
The following table shows the funds under management of our Asset Management business. Funds under management represents assets managed either actively or passively, on behalf of our customers.

Asset Management – reported funds under management
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$bn	$bn	$bn
Opening balance	444	462	456
Net new money	31	4	4
Value change	20	(4)	(10)
Exchange and other	—	(6)	(6)
Closing balance	495	456	444

Asset Management – reported funds under management by geography
	At
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$bn	$bn	$bn
Europe	271	246	235
Asia	178	167	164
MENA	2	2	2
North America	37	34	36
Latin America	7	7	7
Closing balance	495	456	444
GPB client assets
For GPB, a key measure of business performance is client assets, which is presented below.

GPB – reported client assets
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$bn	$bn	$bn
Opening balance	309	330	330
Net new money	14	6	3
Value change	15	(3)	(14)
Exchange and other	3	(3)	—
Closing balance	341	330	309

GPB – reported client assets by geography
	At
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$bn	$bn	$bn
Europe	160	161	149
Asia	143	131	124
North America	38	38	36
Closing balance	341	330	309

37	HSBC Holdings plc

Analysis of reported results by geographical regions

HSBC reported profit/(loss) before tax and balance sheet data
		Half-year to 30 Jun 2019
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		3,309	8,182	897	1,685	1,076	91	15,240
Net fee income		1,869	2,765	326	903	261	—	6,124
Net income from financial instruments held for trading or managed on a fair value basis		1,837	2,352	175	412	403	152	5,331
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		1,056	1,117	—	—	23	—	2,196
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		596	14	1	15	75	(244)	457
Other income	31	585	1,029	844	350	62	(2,846)	24
Net operating income before change in expected credit losses and other credit impairment charges	12	9,252	15,459	2,243	3,365	1,900	(2,847)	29,372
Change in expected credit losses and other credit impairment charges		(536)	(260)	(49)	(60)	(235)	—	(1,140)
Net operating income		8,716	15,199	2,194	3,305	1,665	(2,847)	28,232
Total operating expenses		(9,244)	(6,490)	(694)	(2,559)	(1,009)	2,847	(17,149)
Operating profit/(loss)		(528)	8,709	1,500	746	656	—	11,083
Share of profit in associates and joint ventures		8	1,071	236	—	9	—	1,324
Profit/(loss) before tax		(520)	9,780	1,736	746	665	—	12,407
		%	%	%	%	%		%
Share of HSBC’s profit before tax		(4.2)	78.8	14.0	6.0	5.4		100.0
Cost efficiency ratio		99.9	42.0	30.9	76.0	53.1		58.4
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		383,363	473,627	28,509	112,693	23,440	—	1,021,632
Total assets		1,235,615	1,101,387	61,771	436,742	53,919	(138,161)	2,751,273
Customer accounts		504,386	677,289	36,593	135,400	26,456	—	1,380,124
Risk-weighted assets	32	309,378	371,747	57,530	133,448	40,254		885,971

		Half-year to 30 Jun 2018
Net interest income		3,527	7,821	864	1,747	1,039	102	15,100
Net fee income		2,110	3,139	320	930	268	—	6,767
Net income from financial instruments held for trading or managed on a fair value basis		1,926	1,981	147	456	384	(11)	4,883
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		(141)	(79)	—	—	(2)	—	(222)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		424	(16)	(1)	19	10	(91)	345
Other income/(expense)	31	1,025	1,666	26	260	(103)	(2,460)	414
Net operating income before change in expected credit losses and other credit impairment charges	12	8,871	14,512	1,356	3,412	1,596	(2,460)	27,287
Change in expected credit losses and other credit impairment charges/(recoveries)		(187)	(116)	(103)	234	(235)	—	(407)
Net operating income		8,684	14,396	1,253	3,646	1,361	(2,460)	26,880
Total operating expenses		(8,592)	(6,110)	(686)	(3,604)	(1,017)	2,460	(17,549)
Operating profit		92	8,286	567	42	344	—	9,331
Share of profit in associates and joint ventures		18	1,094	269	—	—	—	1,381
Profit before tax		110	9,380	836	42	344	—	10,712
		%	%	%	%	%		%
Share of HSBC’s profit before tax		1.0	87.6	7.8	0.4	3.2		100.0
Cost efficiency ratio		96.9	42.1	50.6	105.6	63.7		64.3
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		374,264	445,692	29,106	104,361	20,020	—	973,443
Total assets		1,198,988	1,042,326	57,336	417,317	48,201	(156,854)	2,607,314
Customer accounts		507,066	656,620	34,207	135,736	22,678	—	1,356,307
Risk-weighted assets	32	301,253	363,977	58,043	132,970	36,991	—	865,467

HSBC Holdings plc	38

Geographical regions

HSBC reported profit/(loss) before tax and balance sheet data (continued)
		Half-year to 31 Dec 2018
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		3,314	8,287	899	1,774	981	134	15,389
Net fee income		1,886	2,537	287	924	230	(11)	5,853
Net income from financial instruments held for trading or managed on a fair value basis		2,016	2,153	138	272	352	(283)	4,648
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		(648)	(638)	—	—	20	—	(1,266)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		177	(10)	—	17	17	149	350
Other income/(expense)	31	2,088	1,943	7	326	(134)	(2,711)	1,519
Net operating income before change in the expected credit losses and other credit impairment charges	12	8,833	14,272	1,331	3,313	1,466	(2,722)	26,493
Change in expected credit losses and other credit impairment charges		(422)	(486)	(106)	(11)	(335)	—	(1,360)
Net operating income		8,411	13,786	1,225	3,302	1,131	(2,722)	25,133
Total operating expenses		(9,342)	(6,356)	(671)	(2,545)	(918)	2,722	(17,110)
Operating profit/(loss)		(931)	7,430	554	757	213	—	8,023
Share of profit in associates and joint ventures		6	980	167	—	2	—	1,155
Profit/(loss) before tax		(925)	8,410	721	757	215	—	9,178
		%	%	%	%	%		%
Share of HSBC’s profit before tax		(10.1)	91.7	7.9	8.2	2.3		100.0
Cost efficiency ratio		105.8	44.5	50.4	76.8	62.6		64.6
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		373,073	450,545	28,824	108,146	21,108	—	981,696
Total assets		1,150,235	1,047,636	57,455	390,410	51,923	(139,535)	2,558,124
Customer accounts		503,154	664,824	35,408	133,291	25,966	—	1,362,643
Risk-weighted assets	32	298,056	363,894	56,689	131,582	38,341	—	865,318
For footnotes, see page 50.

39	HSBC Holdings plc

Reconciliation of reported and adjusted items – geographical regions

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories
		Half-year to 30 Jun 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	33	9,252	15,459	2,243	3,365	1,900	29,372
Significant items		(107)	40	(828)	8	10	(877)
– disposals, acquisitions and investment in new businesses		—	—	(828)	—	1	(827)
– fair value movements on financial instruments	27	(107)	40	—	8	9	(50)
Adjusted	33	9,145	15,499	1,415	3,373	1,910	28,495
ECL
Reported		(536)	(260)	(49)	(60)	(235)	(1,140)
Adjusted		(536)	(260)	(49)	(60)	(235)	(1,140)
Operating expenses
Reported	33	(9,244)	(6,490)	(694)	(2,559)	(1,009)	(17,149)
Significant items		888	47	5	34	12	986
– costs of structural reform	28	90	1	—	—	—	91
– customer redress programmes		610	—	—	—	—	610
– restructuring and other related costs		189	47	5	34	12	287
– settlements and provisions in connection with legal and regulatory matters		(1)	(1)	—	—	—	(2)
Adjusted	33	(8,356)	(6,443)	(689)	(2,525)	(997)	(16,163)
Share of profit in associates and joint ventures
Reported		8	1,071	236	—	9	1,324
Adjusted		8	1,071	236	—	9	1,324
Profit/(loss) before tax
Reported		(520)	9,780	1,736	746	665	12,407
Significant items		781	87	(823)	42	22	109
– revenue		(107)	40	(828)	8	10	(877)
– operating expenses		888	47	5	34	12	986
Adjusted		261	9,867	913	788	687	12,516
Loans and advances to customers (net)
Reported		383,363	473,627	28,509	112,693	23,440	1,021,632
Adjusted		383,363	473,627	28,509	112,693	23,440	1,021,632
Customer accounts
Reported		504,386	677,289	36,593	135,400	26,456	1,380,124
Adjusted		504,386	677,289	36,593	135,400	26,456	1,380,124
For footnotes, see page 50.

HSBC Holdings plc	40

Geographical regions

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Half-year to 30 Jun 2019
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	12
Reported		6,758	9,935	1,598	2,398	1,271
Significant items		(110)	29	1	7	7
– fair value movement on financial instruments	27	(110)	29	1	7	7
Adjusted		6,648	9,964	1,599	2,405	1,278
ECL
Reported		(429)	(134)	(67)	(36)	(198)
Adjusted		(429)	(134)	(67)	(36)	(198)
Operating expenses
Reported		(7,590)	(3,405)	(1,038)	(1,989)	(686)
Significant items		810	21	2	26	5
– costs of structural reform	28	59	1	—	—	—
– customer redress programmes		610	—	—	—	—
– restructuring and other related costs		142	21	2	26	5
– settlements and provisions in connection with legal and regulatory matters		(1)	(1)	—	—	—
Adjusted		(6,780)	(3,384)	(1,036)	(1,963)	(681)
Share of profit in associates and joint ventures
Reported		8	23	1,031	—	9
Adjusted		8	23	1,031	—	9
Profit/(loss) before tax
Reported		(1,253)	6,419	1,524	373	396
Significant items		700	50	3	33	12
– revenue		(110)	29	1	7	7
– operating expenses		810	21	2	26	5
Adjusted		(553)	6,469	1,527	406	408
Loans and advances to customers (net)
Reported		291,955	304,431	42,657	67,039	20,135
Adjusted		291,955	304,431	42,657	67,039	20,135
Customer accounts
Reported		398,857	487,948	45,409	82,260	20,437
Adjusted		398,857	487,948	45,409	82,260	20,437
For footnotes, see page 50.

41	HSBC Holdings plc

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Half-year to 30 Jun 2018
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	33	8,871	14,512	1,356	3,412	1,596	27,287
Currency translation	33	(618)	(280)	(38)	(35)	(234)	(1,160)
Significant items		145	(19)	(1)	96	33	254
– customer redress programmes		(46)	—	—	—	—	(46)
– disposals, acquisitions and investment in new businesses		—	—	—	103	39	142
– fair value movements on financial instruments	27	187	(20)	(2)	(7)	(6)	152
– currency translation on significant items		4	1	1	—	—	6
Adjusted	33	8,398	14,213	1,317	3,473	1,395	26,381
ECL
Reported		(187)	(116)	(103)	234	(235)	(407)
Currency translation		13	6	12	(2)	21	50
Adjusted		(174)	(110)	(91)	232	(214)	(357)
Operating expenses
Reported	33	(8,592)	(6,110)	(686)	(3,604)	(1,017)	(17,549)
Currency translation	33	458	155	27	21	154	770
Significant items		197	1	—	966	—	1,164
– costs of structural reform	28	209	2	—	—	—	211
– customer redress programmes		100	—	—	—	—	100
– disposals, acquisitions and investment in new businesses		3	—	—	—	—	3
– restructuring and other related costs		21	—	—	3	—	24
– settlement and provisions in connection with legal and regulatory matters		(120)	(2)	—	963	—	841
– currency translation on significant items		(16)	1	—	—	—	(15)
Adjusted	33	(7,937)	(5,954)	(659)	(2,617)	(863)	(15,615)
Share of profit in associates and joint ventures
Reported		18	1,094	269	—	—	1,381
Currency translation		(1)	(66)	—	—	—	(67)
Adjusted		17	1,028	269	—	—	1,314
Profit before tax
Reported		110	9,380	836	42	344	10,712
Currency translation		(148)	(185)	1	(16)	(59)	(407)
Significant items		342	(18)	(1)	1,062	33	1,418
– revenue		145	(19)	(1)	96	33	254
– operating expenses		197	1	—	966	—	1,164
Adjusted		304	9,177	836	1,088	318	11,723
Loans and advances to customers (net)
Reported		374,264	445,692	29,106	104,361	20,020	973,443
Currency translation		(11,126)	(1,940)	(575)	267	(602)	(13,976)
Adjusted		363,138	443,752	28,531	104,628	19,418	959,467
Customer accounts
Reported		507,066	656,620	34,207	135,736	22,678	1,356,307
Currency translation		(15,228)	(652)	(440)	287	(787)	(16,820)
Adjusted		491,838	655,968	33,767	136,023	21,891	1,339,487
For footnotes, see page 50.

HSBC Holdings plc	42

Geographical regions

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Half-year to 30 Jun 2018
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	12
Reported		6,813	9,155	1,458	2,422	1,109
Currency translation		(476)	(6)	(89)	—	(5)
Significant items		147	7	—	97	(4)
– customer redress programmes		(46)	—	—	—	—
– disposals, acquisitions and investment in new businesses		—	—	—	103	—
– fair value movements on financial instruments	27	189	7	—	(6)	(4)
– currency translation on significant items		4	—	—	—	—
Adjusted		6,484	9,156	1,369	2,519	1,100
ECL
Reported		(156)	(20)	(35)	196	(195)
Currency translation		11	—	3	—	1
Adjusted		(145)	(20)	(32)	196	(194)
Operating expenses
Reported		(6,768)	(3,179)	(948)	(2,989)	(645)
Currency translation		340	2	59	—	2
Significant items		125	1	—	911	—
– costs of structural reform	28	178	2	—	—	—
– customer redress programmes		100	—	—	—	—
– restructuring and other related costs		21	—	—	3	—
– settlements and provisions in connection with legal and regulatory matters		(164)	(1)	—	908	—
– currency translation on significant items		(10)	—	—	—	—
Adjusted		(6,303)	(3,176)	(889)	(2,078)	(643)
Share of profit in associates and joint ventures
Reported		18	20	1,073	—	—
Currency translation		(1)	—	(67)	—	—
Adjusted		17	20	1,006	—	—
Profit/(loss) before tax
Reported		(93)	5,976	1,549	(370)	268
Currency translation		(126)	(4)	(94)	—	(2)
Significant items		272	8	—	1,008	(4)
– revenue		147	7	—	97	(4)
– operating expenses		125	1	—	911	—
Adjusted		53	5,980	1,455	638	262
Loans and advances to customers (net)
Reported		290,469	283,265	41,128	62,057	16,134
Currency translation		(9,668)	1,346	(1,485)	—	417
Adjusted		280,801	284,611	39,643	62,057	16,551
Customer accounts
Reported		404,129	477,728	42,100	84,541	17,784
Currency translation		(13,451)	2,270	(1,521)	—	460
Adjusted		390,678	479,998	40,579	84,541	18,244
For footnotes, see page 50.

43	HSBC Holdings plc

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Half-year to 31 Dec 2018
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	33	8,833	14,272	1,331	3,313	1,466	26,493
Currency translation	33	(44)	28	8	(13)	(54)	(75)
Significant items		(41)	(17)	—	1	(28)	(85)
– customer redress programmes		(7)	—	—	—	—	(7)
– disposals, acquisitions and investment in new businesses		(5)	—	—	—	(24)	(29)
– fair value movements on financial instruments	27	(31)	(18)	1	(1)	(3)	(52)
– currency translation on significant items		2	1	(1)	2	(1)	3
Adjusted	33	8,748	14,283	1,339	3,301	1,384	26,333
ECL
Reported		(422)	(486)	(106)	(11)	(335)	(1,360)
Currency translation		(1)	(4)	(5)	1	12	3
Adjusted		(423)	(490)	(111)	(10)	(323)	(1,357)
Operating expenses
Reported	33	(9,342)	(6,356)	(671)	(2,545)	(918)	(17,110)
Currency translation	33	41	(24)	(1)	6	50	72
Significant items		465	14	—	9	—	488
– costs of structural reform	28	143	7	—	—	—	150
– customer redress programmes		46	—	—	—	—	46
– disposals, acquisitions and investment in new businesses		49	—	—	—	—	49
– past service costs of guaranteed minimum pension benefits equalisation		228	—	—	—	—	228
– restructuring and other related costs		25	7	—	10	—	42
– settlements and provisions in connection with legal and regulatory matters		(27)	2	—	—	—	(25)
– currency translation on significant items		1	(2)	—	(1)	—	(2)
Adjusted	33	(8,836)	(6,366)	(672)	(2,530)	(868)	(16,550)
Share of profit in associates and joint ventures
Reported		6	980	167	—	2	1,155
Currency translation		1	11	—	—	—	12
Adjusted		7	991	167	—	2	1,167
Profit/(loss) before tax
Reported		(925)	8,410	721	757	215	9,178
Currency translation		(3)	11	2	(6)	8	12
Significant items		424	(3)	—	10	(28)	403
– revenue		(41)	(17)	—	1	(28)	(85)
– operating expenses		465	14	—	9	—	488
Adjusted		(504)	8,418	723	761	195	9,593
Loans and advances to customers (net)
Reported		373,073	450,545	28,824	108,146	21,108	981,696
Currency translation		(1,374)	1,048	(86)	1,676	141	1,405
Adjusted		371,699	451,593	28,738	109,822	21,249	983,101
Customer accounts
Reported		503,154	664,824	35,408	133,291	25,966	1,362,643
Currency translation		(1,716)	1,717	(25)	1,754	(36)	1,694
Adjusted		501,438	666,541	35,383	135,045	25,930	1,364,337
For footnotes, see page 50.

HSBC Holdings plc	44

Geographical regions

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Half-year to 31 Dec 2018
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	12
Reported		6,784	9,076	1,430	2,319	1,185
Currency translation		(12)	(6)	15	—	15
Significant items		(35)	(2)	(1)	—	(2)
– customer redress programmes		(7)	—	—	—	—
– disposals, acquisitions and investment in new businesses		—	—	—	—	—
– fair value movement on financial instruments	27	(27)	(2)	(1)	—	(3)
– currency translation on significant items		(1)	—	—	—	1
Adjusted		6,737	9,068	1,444	2,319	1,198
ECL
Reported		(360)	(194)	(108)	3	(268)
Currency translation		1	—	(2)	—	(4)
Adjusted		(359)	(194)	(110)	3	(272)
Operating expenses
Reported		(7,734)	(3,360)	(972)	(1,998)	(658)
Currency translation		9	2	(11)	—	(8)
Significant items		392	14	—	8	—
– costs of structural reform	28	116	7	—	—	—
– customer redress programmes		46	—	—	—	—
– disposals, acquisitions and investment in new businesses		—	—	—	—	—
– past service costs of guaranteed minimum pension benefits equalisation		228	—	—	—	—
– restructuring and other related costs		18	7	—	8	—
– settlements and provisions in connection with legal and regulatory matters		(12)	1	—	—	—
– currency translation on significant items		(4)	(1)	—	—	—
Adjusted		(7,333)	(3,344)	(983)	(1,990)	(666)
Share of profit in associates and joint ventures
Reported		7	16	960	—	—
Currency translation		—	(1)	11	—	—
Adjusted		7	15	971	—	—
Profit/(loss) before tax
Reported		(1,303)	5,538	1,310	324	259
Currency translation		(2)	(5)	13	—	3
Significant items		357	12	(1)	8	(2)
– revenue		(35)	(2)	(1)	—	(2)
– operating expenses		392	14	—	8	—
Adjusted		(948)	5,545	1,322	332	260
Loans and advances to customers (net)
Reported		287,144	290,547	38,979	64,011	17,895
Currency translation		(1,055)	865	55	—	438
Adjusted		286,089	291,412	39,034	64,011	18,333
Customer accounts
Reported		399,487	484,897	45,712	82,523	19,936
Currency translation		(1,471)	1,443	64	—	493
Adjusted		398,016	486,340	45,776	82,523	20,429
For footnotes, see page 50.

45	HSBC Holdings plc

Analysis by country

Profit/(loss) before tax by priority growth market within global businesses
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Europe		(260)	909	(172)	(7)	(990)	(520)
– UK	34	(280)	742	(220)	(27)	(1,468)	(1,253)
of which: HSBC Holdings	35	(265)	(210)	(219)	(47)	263	(478)
– France		7	88	(67)	5	(28)	5
– Germany		6	8	30	2	7	53
– Switzerland		—	2	(1)	2	8	11
– other		7	69	86	11	491	664
Asia		3,680	2,338	1,921	194	1,647	9,780
– Hong Kong		3,448	1,703	853	186	229	6,419
– Australia		53	49	82	(1)	20	203
– India		30	98	233	—	151	512
– Indonesia		3	28	65	—	33	129
– mainland China		—	172	226	(3)	1,129	1,524
– Malaysia		39	37	95	—	10	181
– Singapore		60	54	114	11	29	268
– Taiwan		25	14	47	—	4	90
– other		22	183	206	1	42	454
Middle East and North Africa		112	166	374	2	1,082	1,736
– Egypt		20	32	121	—	32	205
– UAE		78	44	117	2	(37)	204
– Saudi Arabia		—	—	—	—	1,063	1,063
– other		14	90	136	—	24	264
North America		(63)	417	314	(6)	84	746
– US		(107)	194	244	(6)	48	373
– Canada		13	205	52	—	30	300
– other		31	18	18	—	6	73
Latin America		314	168	197	—	(14)	665
– Mexico		174	108	98	—	16	396
– other		140	60	99	—	(30)	269
Half-year to 30 Jun 2019		3,783	3,998	2,634	183	1,809	12,407

Europe		186	1,261	641	(61)	(1,917)	110
– UK	34	185	1,082	473	3	(1,836)	(93)
of which: HSBC Holdings	35	(314)	(193)	(154)	(44)	(1,168)	(1,873)
– France		(5)	77	(15)	6	(64)	(1)
– Germany		8	39	54	5	(5)	101
– Switzerland		(1)	2	—	(65)	18	(46)
– other		(1)	61	129	(10)	(30)	149
Asia		3,218	2,216	2,018	198	1,730	9,380
– Hong Kong		3,067	1,621	915	177	196	5,976
– Australia		48	56	83	—	31	218
– India		2	77	187	—	169	435
– Indonesia		(1)	36	43	—	19	97
– mainland China		(68)	145	299	(2)	1,175	1,549
– Malaysia		61	39	93	—	20	213
– Singapore		40	47	116	22	52	277
– Taiwan		43	12	71	—	19	145
– other		26	183	211	1	49	470
Middle East and North Africa		71	70	377	4	314	836
– Egypt		11	38	99	—	20	168
– UAE		60	33	159	4	(2)	254
– Saudi Arabia		—	—	—	—	269	269
– other		—	(1)	119	—	27	145
North America		(54)	503	490	5	(902)	42
– US		(103)	241	461	6	(975)	(370)
– Canada		17	240	67	—	65	389
– other		32	22	(38)	(1)	8	23
Latin America		91	99	199	—	(45)	344
– Mexico		103	56	103	—	6	268
– other		(12)	43	96	—	(51)	76
Half-year to 30 Jun 2018		3,512	4,149	3,725	146	(820)	10,712
For footnotes, see page 50.

HSBC Holdings plc	46

Geographical regions

Profit/(loss) before tax by priority growth market within global businesses (continued)
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Europe		254	1,028	49	(61)	(2,195)	(925)
– UK	34	291	819	(64)	20	(2,369)	(1,303)
of which: HSBC Holdings	35	(330)	(235)	(240)	(33)	280	(558)
– France		(51)	93	23	10	(37)	38
– Germany		6	46	45	3	—	100
– Switzerland		—	3	(1)	(35)	2	(31)
– other		8	67	46	(59)	209	271
Asia		2,972	1,960	1,755	155	1,568	8,410
– Hong Kong		2,884	1,493	755	156	250	5,538
– Australia		67	64	102	(1)	13	245
– India		18	66	200	—	106	390
– Indonesia		—	(23)	48	—	(18)	7
– mainland China		(132)	117	267	(2)	1,059	1,309
– Malaysia		69	43	39	—	10	161
– Singapore		35	51	114	3	11	214
– Taiwan		12	11	46	—	11	80
– other		19	138	184	(1)	126	466
Middle East and North Africa		111	38	356	3	213	721
– Egypt		23	16	103	—	23	165
– UAE		52	25	137	3	2	219
– Saudi Arabia		—	—	—	—	167	167
– other		36	(3)	116	—	21	170
North America		(42)	465	248	6	80	757
– US		(102)	232	163	17	13	323
– Canada		38	215	72	—	51	376
– other		22	18	13	(11)	16	58
Latin America		75	79	179	(1)	(117)	215
– Mexico		91	58	94	—	17	260
– other		(16)	21	85	(1)	(134)	(45)
Half-year to 31 Dec 2018		3,370	3,570	2,587	102	(451)	9,178
For footnotes, see page 50.

47	HSBC Holdings plc

Reconciliations of return on equity and return on tangible equity

Return on Equity and Return on Tangible Equity
	Half-year ended 30 Jun		Year ended 31 Dec
	2019	2018	2018
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	8,507	7,173	12,608
Increase in PVIF (net of tax)	(638)	(243)	(506)
Profit attributable to the ordinary shareholders, excluding PVIF	7,869	6,930	12,012
Significant items (net of tax), bank levy and other adjustments	(48)	1,362	2,590
Profit attributable to the ordinary shareholders, excluding PVIF, significant items and UK bank levy	7,821	8,292	14,692
Equity
Average ordinary shareholders’ equity	165,258	165,733	163,483
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(22,943)	(22,038)	(22,102)
Average tangible equity	142,315	143,695	141,381
Fair value of own debt, DVA and other adjustments	1,140	2,130	2,439
Average tangible equity excluding fair value of own debt, DVA and other adjustments	143,455	145,825	143,820
	%	%	%
Ratio
Return on equity	10.4	8.7	7.7
Return on tangible equity	11.2	9.7	8.6
Return on tangible equity excluding significant items and UK bank levy	11.0	11.5	10.2

HSBC Holdings plc	48

Geographical regions

Return on tangible equity by global business
	Half-year ended 30 Jun 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	3,783	3,998	2,634	183	1,809	12,407
Tax expense	(675)	(851)	(523)	(30)	(391)	(2,470)
Profit after tax	3,108	3,147	2,111	153	1,418	9,937
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(442)	(445)	(341)	(11)	(191)	(1,430)
Profit attributable to ordinary shareholders of the parent company	2,666	2,702	1,770	142	1,227	8,507
Increase in PVIF (net of tax)	(611)	(25)	—	(1)	(1)	(638)
Significant items (net of tax) and UK bank levy	481	20	144	11	(649)	7
Balance Sheet Management allocation and other adjustments	272	290	440	32	(1,089)	(55)
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	2,808	2,987	2,354	184	(512)	7,821
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,125	43,000	48,073	3,301	24,956	143,455
RoTE excluding significant items and UK bank levy (annualised) (%)	23.5%	14.0%	9.9%	11.2%	(4.1)%	11.0%

	Half-year ended 30 Jun 2018
Profit before tax	3,512	4,149	3,725	146	(820)	10,712
Tax expense	(629)	(901)	(819)	(24)	77	(2,296)
Profit after tax	2,883	3,248	2,906	122	(743)	8,416
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(417)	(417)	(290)	(13)	(106)	(1,243)
Profit attributable to ordinary shareholders of the parent company	2,466	2,831	2,616	109	(849)	7,173
Increase in PVIF (net of tax)	(224)	(17)	—	—	(2)	(243)
Significant items (net of tax) and UK bank levy	87	(27)	(109)	35	1,382	1,368
Balance Sheet Management allocation and other adjustments	295	303	424	47	(1,069)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	2,623	3,090	2,931	190	(542)	8,292
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,809	41,377	47,866	3,436	28,337	145,825
RoTE excluding significant items and UK bank levy (annualised) (%)	21.3%	15.1%	12.3%	11.2%	(3.9)%	11.5%

	Year ended 31 Dec 2018
Profit before tax	6,882	7,719	6,312	248	(1,271)	19,890
Tax expense	(1,238)	(1,680)	(1,350)	(53)	(544)	(4,865)
Profit after tax	5,644	6,039	4,962	195	(1,815)	15,025
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(763)	(746)	(659)	(19)	(230)	(2,417)
Profit attributable to ordinary shareholders of the parent company	4,881	5,293	4,303	176	(2,045)	12,608
Increase in PVIF (net of tax)	(483)	(21)	—	—	(2)	(506)
Significant items (net of tax) and UK bank levy	146	(36)	(168)	75	2,573	2,590
Balance Sheet Management allocation and other adjustments	555	581	851	82	(2,069)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	5,099	5,817	4,986	333	(1,543)	14,692
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,287	41,550	47,477	3,376	27,130	143,820
RoTE excluding significant items and UK bank levy (%)	21.0%	14.0%	10.5%	9.9%	(5.7)%	10.2%

49	HSBC Holdings plc

Footnotes to pages 5 to 47
1	Scale markets include Hong Kong, the UK, Mexico, the Pearl River Delta, Singapore, Malaysia, UAE and Saudi Arabia.
2	Wealth in Asia includes our asset management business in Asia, our insurance business in Asia, our GPB business in Asia and the wealth portion of our RBWM business in Asia.
3	Market shares for Hong Kong, the UK, Mexico, the Pearl River Delta, Singapore and Malaysia as of May 2019; Saudi Arabia as of April 2019; and UAE as of March 2019.
4	International network revenue includes transaction banking and international client revenue.
5	Transaction banking includes GLCM, GTRF, Securities Services and FX.
6	Customer recommendation provided by Kantar; Saudi Arabia is as of 1Q19; all markets compared with 2017.
7	Engagement in Saudi Arabia primarily through investment in The Saudi British Bank (‘SABB’); held as an associate of HSBC.
8
Customer satisfaction provided by RFi Group for Hong Kong, the Pearl River Delta, Singapore, Malaysia, Mexico and UAE; UK provided by Charterhouse Research; Saudi Arabia provided by Kantar; UK is as of 1Q19, Mexico is as of 2018, Saudi Arabia is as of 1Q19; Saudi Arabia compared with 2018, all other markets compared with 2017.

9	ESG rating by Sustainalytics; new ratings methodology will replace its old methodology.
10	‘Average performer’ rating does not take into account the ESG Update published in April 2019.
11	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
12	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
13	‘Markets products, Insurance and Investments and Other’ includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and global banking products.
14
‘Other’ in GB&M includes allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income; for example, notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.

15
Central Treasury includes revenue relating to BSM of $1.2bn (1H18: $1.2bn; 2H18:$1.2bn), interest expense of $645m (1H18: $588m; 2H18: $679m) and favourable valuation differences on issued long-term debt and associated swaps of $143m (1H18: loss of $365m; 2H18: gains of $51m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities, which are not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

16	Half-year to 31 December 2018 is calculated on a full-year basis and not a 2H18 basis.
17
Net trading income includes the revenue of internally funded trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expenses are eliminated.

18
Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Cost of funds is the average annualised interest cost as a percentage on average interest-bearing liabilities.

19
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

20	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
21	Interest income on trading assets is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement.
22
Interest income on financial assets designated and otherwise mandatorily measured at fair value is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement.

23
‘Financial liabilities designated at fair value – own debt issued’ and ‘Debt securities’ lines have been merged into one new line; ‘Debt Securities in issue – non-trading’. Interest expense on financial liabilities designated at fair value is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement, other than interest on own debt, which is reported in ‘Interest expense’.

24	Interest expense on trading liabilities is reported as ‘Net income/(expense) from financial instruments held for trading or managed on a fair value basis’ in the consolidated income statement.
25
Trading income also includes movements on non-qualifying hedges. These hedges are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, nor could be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed-rate debt issued by HSBC Holdings. The size and direction of the changes in the fair value of non-qualifying hedges that are recognised in the income statement can be volatile from year to year, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities if the derivative is held to maturity.

26	The 2018 period does not include the impact of right-of-use assets recognised under IFRS 16 beginning in 2019.
27	Fair value movements on financial instruments include non-qualifying hedges and debit value adjustments on derivatives.
28
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

29	The results presented for insurance manufacturing operations are shown before elimination of inter-company transactions with HSBC non-insurance operations.
30
The effect on the Insurance manufacturing operations of applying hyperinflation accounting in Argentina resulted in a reduction in adjusted revenue in 1H19 of $8m (2H18: $29m) and a reduction in profit before tax (‘PBT’) in 1H19 of $9m (2H18: $27m). These effects are recorded in ‘all global businesses’ within Corporate Centre.

31
Other income in this context comprises where applicable net income/expense from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

32	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
33	Amounts are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.
34	UK includes results from the ultimate holding company, HSBC Holdings plc, and the separately incorporated group of service companies (‘ServCo Group’).
35	Excludes intra-Group dividend income.

HSBC Holdings plc	50

Risk

A summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 73 to 88 of the Annual Report and Accounts 2018.

Areas of special interest
During 1H19, a number of areas were considered as part of our top and emerging risks because of the effect they have on the Group. We placed particular focus on the UK’s withdrawal from the European Union (‘EU’) in this section.
Process of UK withdrawal from the EU
The UK was due to leave the EU on 29 March 2019, but after agreeing an extension it is now due to leave by 31 October 2019. Before then, a Withdrawal Agreement under Article 50 will need to be approved by the UK and European parliaments. If an agreement is not approved by this date, the default legal position is that the UK will leave the EU without a deal, unless another extension is agreed with the EU. The terms of the UK's departure will be negotiated by new prime minister, Boris Johnson, after Theresa May announced her resignation in May 2019.
Once the UK has formally left the EU, a comprehensive trade deal will take several years to negotiate. A period of transition until
31 December 2020 has been agreed between the UK and the EU, which can be extended by up to two years. However, there will be no legal certainty with respect to the transition period until this is enshrined in the Withdrawal Agreement.
Our programme to manage the impact of the UK leaving the EU was set up in 2017 and has now been broadly completed. It is based on the assumption of a scenario whereby the UK exits the EU without the existing passporting or regulatory equivalence framework that supports cross-border business being in place. Our focus has been on four main components: legal entity restructuring; product offering; customer migrations; and employees.
Legal entity restructuring
Our branches in seven European Economic Area (‘EEA’) countries (Belgium, the Netherlands, Luxembourg, Spain, Italy, Ireland and Czech Republic) relied on passporting out of the UK. We have worked on the assumption that passporting will no longer be possible following the UK’s departure from the EU and therefore transferred our branch business to newly established branches of HSBC France, our primary banking entity authorised in the EU. This was completed in the first quarter of 2019.
Product offering
To accommodate for customer migrations and new business after the UK’s departure from the EU, we expanded and enhanced our existing product offering in France, the Netherlands and Ireland.
Customer migrations
The UK’s departure from the EU is likely to have an impact on our customers’ operating models, including their working capital requirements, investment decisions and financial markets infrastructure access. Our priority is to provide continuity of service, and while our intention is to minimise the level of change for our customers, we will be required to migrate some EEA-incorporated customers from the UK to HSBC France, or another EEA entity. Customer migrations are ongoing and we are working in close collaboration with our customers to make the transition as smooth as possible.

Employees
The migration of EEA-incorporated customers will require us to strengthen our local teams in the EU, and France in particular.
We are also providing support to our UK employees resident in EEA countries and EEA employees resident in the UK, such as on settlement applications.
Across the programme, we have made good progress in terms of ensuring we are prepared for the UK leaving the EU. However, there remain execution risks, many of them linked to the uncertain political environment and customers wanting to wait for as long as possible before they migrate to HSBC France or another EU entity.

Key developments in the first half of 2019
There were no material changes to the policies and practices for the management of risk, as described in the Annual Report and Accounts 2018. In 1H19, we continued to enhance our risk management in the following areas:

•	We continued to strengthen the controls that manage our operational risks, as described on page 77 under ‘Operational risk profile’.

•
We continued to strengthen our management of conduct and embed conduct considerations as a key part of risk management across the Group. For further information on initiatives implemented in 1H19 to raise our standards in relation to the conduct of our business, see page 77 under ‘Conduct of business’.

•	We continued to implement the final elements of our Global Standards programme to integrate our anti-money laundering and sanctions capabilities into our day-to-day operations.

•
We continued to enhance our financial crime risk management capabilities and the effectiveness of our financial crime controls. We are maintaining our investment in the next generation of tools to fight financial crime through the application of advanced analytics and artificial intelligence.

Credit risk profile
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
There were no material changes to the policies and practices for the management of credit risk in 1H19.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 79 of the Annual Report and Accounts 2018.
Risk elements in the loan portfolio
Unless otherwise stated, the disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

51	HSBC Holdings plc

•	impaired loans;

•	unimpaired loans contractually more than 90 days past due as to interest or principal; and

•	troubled debt restructurings not included in the above.
Impaired loans
In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described in the Annual Report and Accounts 2018.
A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.
The balance of impaired loans at 30 June 2019 has remained stable at $13.3bn when compared to 31 December 2018. This is a reflection of the benign credit environment.
Unimpaired loans more than 90 days past due
Under IFRS 9 the Group determines that a financial instrument is credit-impaired and in stage 3 by considering relevant objective evidence, primarily whether:

•	contractual payments of either principal or interest are past due for more than 90 days;

•
there are other indications that the borrower is unlikely to pay such as that a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and

•	the loan is otherwise considered to be in default.
If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore the definitions of credit-impaired and default are aligned as far as possible so that stage 3 represents all loans which are considered defaulted or otherwise credit-impaired. Interest income is recognised by applying the effective interest rate to the amortised cost amount (i.e. gross carrying amount less ECL allowance).
As a financial instrument is considered impaired if contractual payments of either principal or interest are past due for more than 90 days, these amounts will be reported under impaired loans with no balance reported under unimpaired loans more than 90 days past due.
Troubled debt restructurings
Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan, the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. Loans that have been identified as TDRs under the US guidance retain this designation until maturity or derecognition. This treatment differs from the Group’s impaired loans disclosure convention under IFRSs under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result, reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.
The balance of TDRs not included as impaired loans at 30 June 2019 was $2.2bn, $0.5bn lower than at 31 December 2018. Under the Group’s IFRS 9 methodology financial instruments (except for renegotiated loans) are transferred out of stage 3 when they no longer exhibit any evidence of credit impairment. Wholesale renegotiated loans will continue to be in stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period and there are no other indicators of impairment. For loans that are assessed for impairment on a portfolio basis, the evidence typically comprises a history of payment performance against the original or revised terms, as appropriate to the circumstances. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis. Retail renegotiated loans are deemed to remain credit impaired until repayment or derecognition.
Potential problem loans
Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms.
Under IFRS 9, an assessment of whether credit risk has increased significantly since initial recognition is performed at each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. Any financial instrument deemed to have suffered a significant increase in credit risk is transferred from stage 1 to stage 2.
The assessment explicitly or implicitly compares the risk of default occurring at the reporting date with that at initial recognition, taking into account reasonable and supportable information, including information about past events, current conditions and future economic conditions. The assessment is unbiased, probability weighted and, to the extent relevant, uses forward-looking information consistent with that used in the measurement of ECL.
The analysis of credit risk is multifactor. The determination of whether a specific factor is relevant and its weight compared with other factors depends on the type of product, the characteristics of the financial instrument and the borrower, and the geographical region. Therefore, it is not possible to provide a single set of criteria that will determine what is considered to be a significant increase in credit risk and these criteria will differ for different types of lending, particularly between retail and wholesale. However, unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when 30 days past due. Financial instruments classified as stage 2 and greater than 30 days past due are considered to have a higher risk of containing potential problem loans.
‘Renegotiated loans and forbearance’ on page 62 includes disclosure about the credit quality of loans whose contractual terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flow as a result of a concession that the lender would otherwise not consider; and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.
This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-repayment of future cash flows, and there are no other indicators of impairment.

HSBC Holdings plc	52

Risk

Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 60.
Analysis of risk elements in the loan portfolio by geographical region
The analysis below sets out the amount of risk elements in loan portfolios included within loans and advances to customers and banks in the consolidated balance sheet, trading loans classified as in default and assets obtained by taking possession of security.
The table excludes the amount of risk elements in loan portfolios classified as ‘assets held for sale’ in the consolidated balance sheet.

53	HSBC Holdings plc

Risk elements in the loan portfolio by geographical region
	At
	30 Jun 2019	31 Dec 2018
	$m	$m
Impaired loans	13,335	13,347
– Europe	6,517	6,434
– Asia	2,331	2,521
– Middle East and North Africa	2,275	2,233
– North America	1,561	1,500
– Latin America	651	659
Unimpaired loans contractually more than 90 days past due as to principal or interest	—	—
– Europe	—	—
– Asia	—	—
– Middle East and North Africa	—	—
– North America	—	—
– Latin America	—	—
Troubled debt restructurings (not included in the classifications above)	2,237	2,725
– Europe	1,412	1,682
– Asia	78	98
– Middle East and North Africa	493	527
– North America	170	229
– Latin America	84	189
Trading loans classified as in default	—	—
– Europe	—	—
– Asia	—	—
– Middle East and North Africa	—	—
– North America	—	—
– Latin America	—	—
Risk elements on loans	15,572	16,072
– Europe	7,929	8,116
– Asia	2,409	2,619
– Middle East and North Africa	2,768	2,760
– North America	1,731	1,729
– Latin America	735	848
Assets held for resale	62	76
– Europe	14	16
– Asia	28	39
– Middle East and North Africa	—	—
– North America	13	12
– Latin America	7	9
Total risk elements	15,634	16,148
– Europe	7,943	8,132
– Asia	2,437	2,658
– Middle East and North Africa	2,768	2,760
– North America	1,744	1,741
– Latin America	742	857
	%	%
Loan impairment allowances as a percentage of risk elements on loans	54.8	53.7

HSBC Holdings plc	54

Risk

Credit risk in the first half of 2019
Gross loans and advances to customers of $1,030bn increased from $990bn at 31 December 2018. This increase included favourable foreign exchange movements of $1bn. Loans and advances to banks of $82bn increased from $72bn at 31 December 2018. This included favourable foreign exchange movements of $0.1bn.
The change in expected credit losses and other credit impairment charges (‘ECL’) in the income statement for the period was $1.1bn. For further details, see the financial summary on page 24.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL. The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed.
The allowance for ECL decreased from $9.2bn at 31 December 2018 to $9.1bn at 30 June 2019.
The allowance for ECL at 30 June 2019 comprised $8.6bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.07bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 30 Jun 2019		At 31 Dec 2018
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		1,030,152	(8,520)	990,321	(8,625)
– personal		414,351	(2,972)	394,337	(2,947)
– corporate and commercial		546,427	(5,381)	534,577	(5,552)
– non-bank financial institutions		69,374	(167)	61,407	(126)
Loans and advances to banks at amortised cost		82,413	(16)	72,180	(13)
Other financial assets measured at amortised cost		653,554	(85)	582,917	(55)
– cash and balances at central banks		171,091	(1)	162,845	(2)
– items in the course of collection from other banks		8,673	—	5,787	—
– Hong Kong Government certificates of indebtedness		36,492	—	35,859	—
– reverse repurchase agreements – non-trading		233,079	—	242,804	—
– financial investments		81,234	(20)	62,684	(18)
– prepayments, accrued income and other assets	2	122,985	(64)	72,938	(35)
Total gross carrying amount on-balance sheet		1,766,119	(8,621)	1,645,418	(8,693)
Loans and other credit related commitments		629,891	(301)	592,008	(325)
– personal		217,047	(16)	207,351	(13)
– corporate and commercial		268,057	(277)	271,022	(305)
– financial		144,787	(8)	113,635	(7)
Financial guarantees		21,290	(55)	23,518	(93)
– personal		906	(1)	927	(1)
– corporate and commercial		15,496	(51)	17,355	(85)
– financial		4,888	(3)	5,236	(7)
Total nominal amount off-balance sheet	3	651,181	(356)	615,526	(418)
		2,417,300	(8,977)	2,260.944	(9,111)

		Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income		345,035	(74)	343,110	(84)
For footnotes, see page 79.
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:

•	Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.

•	Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.

•	Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.

•	POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

55	HSBC Holdings plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2019
	Gross carrying/nominal amount[3]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	955,520	61,297	13,010	325	1,030,152	(1,329)	(2,062)	(4,969)	(160)	(8,520)	0.1	3.4	38.2	49.2	0.8
– personal	394,533	15,114	4,704	—	414,351	(563)	(1,242)	(1,167)	—	(2,972)	0.1	8.2	24.8	—	0.7
– corporate and commercial	493,523	44,560	8,019	325	546,427	(707)	(802)	(3,712)	(160)	(5,381)	0.1	1.8	46.3	49.2	1.0
– non-bank financial institutions	67,464	1,623	287	—	69,374	(59)	(18)	(90)	—	(167)	0.1	1.1	31.4	—	0.2
Loans and advances to banks at amortised cost	81,957	456	—	—	82,413	(14)	(2)	—	—	(16)	—	0.4	—	—	—
Other financial assets measured at amortised cost	651,513	1,890	149	2	653,554	(32)	(10)	(43)	—	(85)	—	0.5	28.9	—	—
Loans and other credit-related commitments	607,086	21,982	818	5	629,891	(141)	(112)	(48)	—	(301)	—	0.5	5.9	—	—
– personal	214,400	2,283	364	—	217,047	(14)	(2)	—	—	(16)	—	0.1	—	—	—
– corporate and commercial	249,318	18,282	452	5	268,057	(121)	(108)	(48)	—	(277)	—	0.6	10.6	—	0.1
– financial	143,368	1,417	2	—	144,787	(6)	(2)	—	—	(8)	—	0.1	—	—	—
Financial guarantees	18,676	2,423	188	3	21,290	(20)	(25)	(10)	—	(55)	0.1	1.0	5.3	—	0.3
– personal	901	4	1	—	906	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	13,155	2,155	183	3	15,496	(18)	(24)	(9)	—	(51)	0.1	1.1	4.9	—	0.3
– financial	4,620	264	4	—	4,888	(1)	(1)	(1)	—	(3)	—	0.4	25.0	—	0.1
At 30 Jun 2019	2,314,752	88,048	14,165	335	2,417,300	(1,536)	(2,211)	(5,070)	(160)	(8,977)	0.1	2.5	35.8	47.8	0.4
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2019
	Gross carrying amount			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[6]	30 and > DPD[6]	Stage 2	1 to 29 DPD[6]	30 and > DPD[6]	Stage 2	1 to 29 DPD[6]	30 and > DPD[6]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	61,297	2,572	1,584	(2,062)	(195)	(218)	3.4	7.6	13.8
– personal	15,114	1,798	1,160	(1,242)	(168)	(197)	8.2	9.3	17.0
– corporate and commercial	44,560	773	417	(802)	(27)	(21)	1.8	3.5	5.0
– non-bank financial institutions	1,623	1	7	(18)	—	—	1.1	—	—
Loans and advances to banks at amortised cost	456	—	—	(2)	—	—	0.4	—	—
Other financial assets measured at amortised cost	1,890	12	34	(10)	—	—	0.5	—	—
For footnotes, see page 79.

HSBC Holdings plc	56

Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2018
	Gross carrying/nominal amount[3]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total	Stage 1	Stage 2	Stage 3	POCI[5]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	915,188	61,786	13,023	324	990,321	(1,276)	(2,108)	(5,047)	(194)	(8,625)	0.1	3.4	38.8	59.9	0.9
– personal	374,681	15,075	4,581	—	394,337	(534)	(1,265)	(1,148)	—	(2,947)	0.1	8.4	25.1	—	0.7
– corporate and commercial	481,262	44,779	8,212	324	534,577	(698)	(812)	(3,848)	(194)	(5,552)	0.1	1.8	46.9	59.9	1.0
– non-bank financial institutions	59,245	1,932	230	—	61,407	(44)	(31)	(51)	—	(126)	0.1	1.6	22.2	—	0.2
Loans and advances to banks at amortised cost	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)	—	0.7	—	—	—
Other financial assets measured at amortised cost	581,118	1,673	126	—	582,917	(27)	(6)	(22)	—	(55)	—	0.4	17.5	—	—
Loans and other credit-related commitments	569,250	21,839	912	7	592,008	(143)	(139)	(43)	—	(325)	—	0.6	4.7	—	0.1
– personal	205,183	1,760	408	—	207,351	(12)	(1)	—	—	(13)	—	0.1	—	—	—
– corporate and commercial	251,478	19,034	503	7	271,022	(126)	(136)	(43)	—	(305)	0.1	0.7	8.5	—	0.1
– financial	112,589	1,045	1	—	113,635	(5)	(2)	—	—	(7)	—	0.2	—	—	—
Financial guarantees	20,884	2,334	297	3	23,518	(19)	(29)	(45)	—	(93)	0.1	1.2	15.2	—	0.4
– personal	920	3	4	—	927	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	15,011	2,053	288	3	17,355	(16)	(25)	(44)	—	(85)	0.1	1.2	15.3	—	0.5
– financial	4,953	278	5	—	5,236	(2)	(4)	(1)	—	(7)	—	1.4	20.0	—	0.1
At 31 Dec 2018	2,158,313	87,939	14,358	334	2,260,944	(1,476)	(2,284)	(5,157)	(194)	(9,111)	0.1	2.6	35.9	58.1	0.4

Stage 2 days past due analysis at 31 December 2018
	Gross carrying amount			Allowance for ECL			ECL coverage %
	Stage 2	Of which:	Of which:	Stage 2	Of which:	Of which:	Stage 2	Of which:	Of which:
		1 to 29 DPD[6]	30 and > DPD[6]		1 to 29 DPD[6]	30 and > DPD[6]		1 to 29 DPD[6]	30 and > DPD[6]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	61,786	2,554	1,914	(2,108)	(204)	(254)	3.4	8.0	13.3
– personal	15,075	1,807	1,383	(1,265)	(165)	(220)	8.4	9.1	15.9
– corporate and commercial	44,779	737	485	(812)	(39)	(34)	1.8	5.3	7.0
– non-bank financial institutions	1,932	10	46	(31)	—	—	1.6	—	—
Loans and advances to banks at amortised cost	307	—	—	(2)	—	—	0.7	—	—
Other financial assets measured at amortised cost	1,673	10	26	(6)	—	—	0.4	—	—
For footnotes, see page 79.
Measurement uncertainty and sensitivity analysis of ECL estimates
Expected credit loss (‘ECL’) impairment allowances recognised in the financial statements reflect the effect of a range of possible economic outcomes, calculated on a probability-weighted basis, based on the economic scenarios described below. The recognition and measurement of ECL involves the use of significant judgement and estimation. It is necessary to formulate multiple forward-looking economic forecasts and incorporate them into the ECL estimates. We use a standard framework to form economic scenarios to reflect assumptions about future economic conditions, supplemented with the use of management judgement, which may result in using alternative or additional economic scenarios and/or management adjustments.
Methodology
Our methodology in relation to the adoption and generation of economic scenarios is described on pages 94 and 95 of the Annual Report and Accounts 2018. There have been no significant changes during the 1H19 period.

Description of consensus economic scenario
The economic assumptions presented in this section have been formed internally specifically for the purpose of calculating ECL.
The consensus Central scenario
Our Central scenario is of moderate growth over the forecast 3Q19–2Q24 period. Global GDP growth is expected to be 2.8% on average over the period, which is lower than the 4Q18 forecast. Global GDP growth is forecast at 2.6% in 2019, after which growth increases to reach 2.8% by 2020. Across our key markets, we note:

•
Average forecast rates of GDP growth over the 2019–2024 period are lower than those experienced in the recent past for all key economies except France. For the UK, this reflects expectations that the long-term impact of current economic uncertainty will be moderately adverse, while for China, it is consistent with the theme of ongoing rebalancing from an export-oriented economy to one with deeper domestic consumption.

57	HSBC Holdings plc

•	The average unemployment rate over the projection horizon is expected to remain at or below the averages observed in the 2013–2017 period across all of our major markets.

•
Consumer price inflation is expected to be lower in 2019 across most of our key markets compared with 2018, and remains broadly consistent with central bank inflation targets over the projection period in these countries.

•
Major central banks are expected to adopt a cautious approach to adjusting their policy interest rates. Policy interest rates in advanced economies are expected to remain below their historical long-term averages over the five-year forecast horizon and the US Federal Reserve Board (‘FRB’) is expected to continue to reduce the size of its balance sheet. The Chinese central bank is expected to continue to rely on its toolkit of measures to control capital flows and manage domestic credit growth.

•	The West Texas Intermediate oil price is forecast to average $63 per barrel over the projection period.
The following tables describe key macroeconomic variables and the probabilities assigned in the consensus Central scenario at
30 June 2019 and 31 December 2018.

Central scenario (average 3Q19–2Q24)
	UK	France	Hong Kong	Mainland China	UAE	US	Canada	Mexico
GDP growth rate (%)	1.6	1.4	2.3	5.8	3.2	2.0	1.8	2.2
Inflation (%)	2.0	1.7	2.3	2.4	2.3	2.1	2.0	3.6
Unemployment (%)	4.5	7.7	3.0	4.0	2.1	4.1	6.1	3.7
Short-term interest rate (%)	1.0	(0.1)	2.0	3.7	2.9	2.2	1.8	7.7
10-year Treasury bond yields (%)	2.5	1.7	3.1	N/A	N/A	3.0	2.4	7.7
House price growth (%)	2.9	1.7	3.7	5.5	(2.1)	2.8	3.3	5.2
Equity price growth (%)	2.7	3.8	7.1	11.5	N/A	2.9	3.5	6.3
Probability (%)	50.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0

Central scenario (average 2019–2023)
	UK	France	Hong Kong	Mainland China	UAE	US	Canada	Mexico
GDP growth rate (%)	1.7	1.5	2.6	5.9	3.4	2.0	1.8	2.4
Inflation (%)	2.1	1.7	2.3	2.5	2.5	2.1	2.0	3.6
Unemployment (%)	4.5	7.8	3.1	4.0	2.1	4.0	6.1	3.7
Short-term interest rate (%)	1.2	0.2	2.6	4.0	3.2	2.8	2.5	8.0
10-year Treasury bond yields (%)	2.6	2.0	3.1	N/A	N/A	3.5	3.3	7.2
House price growth (%)	2.9	1.7	1.0	5.8	3.0	3.4	2.7	5.1
Equity price growth (%)	3.2	3.1	3.8	9.6	N/A	4.5	3.5	7.1
Probability (%)	50.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0
Upside and Downside scenarios
The Upside and Downside scenarios are generated at the year-end and are only updated during the year if economic conditions change significantly. Our Upside and Downside scenarios are described on pages 95 and 96 of the Annual Report and Accounts 2018. There have been no significant changes to the scenarios over the first half of 2019. The probabilities attached to the Upside and Downside scenarios remain as in the Annual Report and Accounts 2018 with the exception of Hong Kong and mainland China where the consensus Downside scenario has been assigned a zero probability and the global trade Downside scenario has been assigned a probability of 10%. This scenario was re-calibrated in 2019.
Alternative Downside scenarios for the UK
A number of events occurred over the course of 2018 and the first half of 2019 that led management to re-evaluate the shape of the consensus distribution for the UK. Given the challenges facing economic forecasters in this environment, management was concerned that this distribution did not adequately represent downside risks for the UK. The high level of economic uncertainty that prevailed at the end of the first half of 2019, including the lack of progress in agreeing a clear plan for an exit from the EU and the uncertain performance of the UK economy after an exit, was a key factor in this consideration. In management’s view, the extent of this uncertainty justifies the use of the following Alternative Downside scenarios, used in place of the consensus Downside, with the assigned probabilities:
Alternative Downside scenario 1 (‘AD1’): Economic uncertainty could have a large impact on the UK economy, resulting in a long-lasting recession with a weak recovery. This scenario reflects the consequences of such a recession with an initial risk-premium shock and weaker long-run productivity growth. This scenario has been used with a 30% weighting.

Alternative Downside scenario 2 (‘AD2’): This scenario reflects the possibility that economic uncertainty could result in a deep cyclical shock, triggering a steep depreciation in sterling, a sharp increase in inflation and an associated monetary policy response. This represents a tail risk and has been assigned a 5% weighting.
Alternative Downside scenario 3 (‘AD3’): This scenario reflects the possibility that the adverse impact associated with economic uncertainty currently in the UK could manifest over a far longer period of time with the worst effects occurring later than in the above two scenarios. This scenario is also considered a tail risk and has been assigned a 5% weighting.
The table below describes key macroeconomic variables and the probabilities for each of the Alternative Downside scenarios at
30 June 2019 and 31 December 2018:

Average 3Q19–2Q24
	Alternative Downside scenario 1	Alternative Downside scenario 2	Alternative Downside scenario 3
GDP growth rate (%)	0.5	(0.1)	(0.7)
Inflation (%)	2.2	2.4	2.7
Unemployment (%)	6.5	8.0	7.7
Short-term interest rate (%)	0.4	2.5	2.5
10-year Treasury bond yields (%)	1.9	4.0	4.0
House price growth (%)	(1.7)	(3.4)	(5.0)
Equity price growth (%)	(1.2)	(2.6)	(7.8)
Probability (%)	30.0	5.0	5.0

HSBC Holdings plc	58

Risk

Average 2019–2023
	Alternative Downside scenario 1	Alternative Downside scenario 2	Alternative Downside scenario 3
GDP growth rate (%)	0.5	(0.1)	(0.7)
Inflation (%)	2.2	2.4	2.7
Unemployment (%)	6.5	8.0	7.7
Short-term interest rate (%)	0.4	2.5	2.5
10-year Treasury bond yields (%)	1.8	4.0	4.0
House price growth (%)	(1.5)	(3.3)	(4.8)
Equity price growth (%)	(0.9)	(2.3)	(7.5)
Probability (%)	30.0	5.0	5.0
Global trade Downside scenario
Continued escalation of trade- and tariff-related tensions throughout 2018 and the first half of 2019 resulted in management modelling deeper effects of trade tensions than currently captured by the consensus Downside scenario for key Asia-Pacific economies. This alternative trade Downside scenario models a significant escalation in global tensions stemming from trade disputes. This escalation goes beyond increases in tariffs, and affects non-tariff barriers, cross-border investment flows and threats to the international trade architecture. This scenario assumes actions that lie beyond currently enacted and proposed tariffs and has been modelled as an alternative to the Downside scenario for these markets. This scenario has been assigned a 10% weight and has been used instead of the consensus Downside scenarios for eight Asia-Pacific markets, including our major markets of Hong Kong and mainland China. In management’s judgement, the impact on the US and other countries is largely captured by the consensus Downside scenario.
The following tables describe key macroeconomic variables and the probability assigned to the alternative trade Downside scenario at 30 June 2019 and 31 December 2018.

Average 3Q19–2Q24
	Hong Kong	Mainland China
GDP growth rate (%)	1.3	5.3
Inflation (%)	1.6	2.0
Unemployment (%)	4.7	4.3
Short-term interest rate (%)	1.0	2.9
10-year Treasury bond yields (%)	2.0	N/A
House price growth (%)	(3.0)	2.9
Equity price growth (%)	(1.8)	2.1
Probability (%)	10.0	10.0

Average 2019–2023
	Hong Kong	Mainland China
GDP growth rate (%)	1.5	5.4
Inflation (%)	1.6	2.1
Unemployment (%)	4.7	4.3
Short-term interest rate (%)	1.0	3.1
10-year Treasury bond yields (%)	2.0	N/A
House price growth (%)	(2.0)	2.9
Equity price growth (%)	(3.5)	1.1
Probability (%)	5.0	5.0
How economic scenarios are reflected in the wholesale and retail calculation of ECL
Our methodology in relation to the adoption and generation of economic scenarios is described on page 97 of the Annual Report and Accounts 2018. There have been no significant changes during the 1H19 period.
Effect of multiple economic scenarios on ECL
The ECL recognised in the financial statements reflect the combined effects of a range of probability-weighted outcomes calculated using economic scenarios mentioned above and management adjustments where required. The probability-weighted amount is typically a higher number than would result from using only the Central (most likely) economic scenario. Expected losses typically have a non-linear relationship to the many factors that influence credit losses, such that more favourable macroeconomic factors do not reduce defaults as much as less favourable macroeconomic factors increase defaults.
UK economic uncertainty
At 31 December 2018, three additional Downside scenarios were used in place of the UK consensus Downside scenario in order to adequately reflect downside risks in the UK. This resulted in the recognition of additional impairment allowances of $410m, comprising $160m for the retail portfolio and $250m for the wholesale portfolio, compared with those implied by consensus forecasts. This was an increase of $165m in the adjustment to the consensus position compared with 1 January 2018, reflecting the increased level of economic uncertainty in the UK.
Given ongoing political developments, there has been no further clarity on the terms or timelines of the UK’s exit from the EU during the first half of 2019.
At 30 June 2019, the total amount of additional impairment allowances was $442m, comprising $161m for retail and $281m for wholesale, reflecting a $32m increase since the end of 2018.
Global trade tensions
At 31 December 2018, the Global trade Downside scenario for key Asia-Pacific economies was used in relation to global trade tensions. This resulted in an additional $40m of impairment allowances, comprising $10m in retail and $30m in wholesale.
Given continued escalation of the trade- and tariff-related tensions throughout the 1H19 period, management continued to incorporate a Global trade Downside scenario and increased the probability weighting to 10% (31 December 2018: 5% probability weighting). This resulted in additional impairment allowances of $85m as at 30 June 2019, comprising $18 million in retail and $67m in wholesale, an increase of $45m from 31 December 2018.
Economic scenarios sensitivity analysis of ECL estimates
Management assessed and considered the sensitivity estimate outcomes for both the retail and wholesale businesses as at
30 June 2019 and determined that there was no material change from 31 December 2018, as presented on pages 98 and 99 of the Annual Report and Accounts 2018.
Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers
The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the Group’s lending portfolio.

59	HSBC Holdings plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	1,511,839	(1,449)	86,241	(2,278)	14,232	(5,135)	334	(194)	1,612,646	(9,056)
Transfers of financial instruments:	(11,425)	(323)	8,987	612	2,438	(289)	—	—	—	—
– transfers from stage 1 to stage 2	(47,211)	204	47,211	(204)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	36,137	(529)	(36,137)	529	—	—	—	—	—	—
– transfers to stage 3	(574)	21	(2,542)	335	3,116	(356)	—	—	—	—
– transfers from stage 3	223	(19)	455	(48)	(678)	67	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	346	—	(352)	—	(26)	—	—	—	(32)
New financial assets originated or purchased	250,306	(332)	—	—	—	—	100	(22)	250,406	(354)
Asset derecognised (including final repayments)	(164,666)	62	(9,844)	226	(1,552)	466	(19)	9	(176,081)	763
Changes to risk parameters – further lending/repayments	(23,759)	137	(74)	87	359	(192)	(27)	4	(23,501)	36
Change in risk parameters – credit quality	—	42	—	(528)	—	(1,259)	—	(12)	—	(1,757)
Changes to models used for ECL calculation	—	4	—	31	—	3	—	—	—	38
Assets written off	—	—	—	—	(1,276)	1,276	(54)	54	(1,330)	1,330
Credit-related modifications that resulted in derecognition	—	—	—	—	(211)	111	—	—	(211)	111
Foreign exchange	2,451	1	98	(1)	(10)	6	(2)	1	2,537	7
Other	1,461	8	660	2	36	12	1	—	2,158	22
At 30 Jun 2019	1,566,207	(1,504)	86,068	(2,201)	14,016	(5,027)	333	(160)	1,666,624	(8,892)
ECL income statement change for the period		259		(536)		(1,008)		(21)		(1,306)
Recoveries										201
Other										(31)
Total ECL income statement change for the period										(1,136)

	At 30 Jun 2019		6 months ended 30 Jun 2019
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,666,624	(8,892)	(1,136)
Other financial assets measured at amortised cost	653,554	(85)	(9)
Non-trading reverse purchase agreement commitments	97,122	—	—
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,417,300	(8,977)	(1,145)
Debt instruments measured at FVOCI	345,035	(74)	5
Total allowance for ECL/total income statement ECL charge for the period	n/a	(9,051)	(1,140)
As shown in the above table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $164m during the period, from $9,056m at 31 December 2018 to $8,892m at 30 June 2019.
This decrease was primarily driven by:

•	$445m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further lending/repayments;

•	$1,330m of assets written off; and

•	foreign exchange and all other movements of $178m.
These decreases were partly offset by increases of:

•	$1,757m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages; and

•	$32m relating to the net remeasurement impact of stage transfers.
The ECL charge for the period of $1,306m presented in the above table consisted of $1,757m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stage and $32m relating to the net remeasurement impact of stage transfers. This was partly offset by $445m relating to underlying net book volume movements and $38m in changes to models used for ECL calculation.

HSBC Holdings plc	60

Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[7]
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2018	1,446,857	(1,469)	102,032	(2,406)	15,083	(5,722)	1,042	(242)	1,565,014	(9,839)
Transfers of financial instruments:	(8,747)	(685)	3,582	1,185	5,165	(500)	—	—	—	—
– transfers from stage 1 to stage 2	(84,181)	319	84,181	(319)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	77,325	(999)	(77,325)	999	—	—	—	—	—	—
– transfers to stage 3	(2,250)	35	(4,439)	607	6,689	(642)	—	—	—	—
– transfers from stage 3	359	(40)	1,165	(102)	(1,524)	142	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	620	—	(605)	—	(103)	—	—	—	(88)
Net new lending and further lending/repayments	126,868	(512)	(16,162)	564	(2,902)	733	(587)	42	107,217	827
Changes in risk parameters – credit quality	—	423	—	(1,087)	—	(2,238)	—	(51)	—	(2,953)
Changes to models used for ECL calculation	—	—	—	—	—	—	—	—	—	—
Assets written off	—	—	—	—	(2,568)	2,552	(1)	1	(2,569)	2,553
Foreign exchange	(52,983)	76	(2,863)	99	(636)	232	(26)	6	(56,508)	413
Other	(156)	98	(348)	(28)	90	(89)	(94)	50	(508)	31
At 31 Dec 2018	1,511,839	(1,449)	86,241	(2,278)	14,232	(5,135)	334	(194)	1,612,646	(9,056)
ECL income statement change for the period		531		(1,128)		(1,608)		(9)		(2,214)
Recoveries										408
Others										(87)
Total ECL income statement change for the period										(1,893)

	At 31 Dec 2018		12 months ended 31 Dec 2018
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,612,646	(9,056)	(1,893)
Other financial assets measured at amortised cost	582,917	(55)	21
Non-trading reverse purchase agreement commitments	65,381	—	—
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,260,944	(9,111)	(1,872)
Debt instruments measured at FVOCI	343,110	(84)	105
Total allowance for ECL/total income statement ECL charge for the period	n/a	(9,195)	(1,767)
For footnotes, see page 79.
Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of the probability of default (‘PD’), whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.

The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the following table. Personal lending credit quality is disclosed based on a 12-month point-in-time PD adjusted for multiple economic scenarios. The credit quality classifications for wholesale lending are unchanged and are based on internal credit risk ratings.

61	HSBC Holdings plc

Credit quality classification
	Debt securities and other bills	Wholesale lending		Retail lending
	External credit rating	Internal credit rating	12-month Basel probability of default %	Internal credit rating	12-month probability- weighted PD %
Quality classification
Strong	A- and above	CRR1 to CRR2	0.000–0.169	Band 1 and 2	0.000–0.500
Good	BBB+ to BBB-	CRR3	0.170–0.740	Band 3	0.501–1.500
Satisfactory	BB+ to B and unrated	CRR4 to CRR5	0.741–4.914	Band 4 and 5	1.501–20.000
Sub-standard	B- to C	CRR6 to CRR8	4.915–99.999	Band 6	20.001–99.999
Credit impaired	Default	CRR9 to CRR10	100.000	Band 7	100.000

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
		Gross carrying/nominal amount						Allowance for ECL	Net
		Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost		508,002	254,635	236,389	17,811	13,315	1,030,152	(8,520)	1,021,632
– stage 1		506,440	244,016	199,663	5,401	—	955,520	(1,329)	954,191
– stage 2		1,562	10,619	36,726	12,390	—	61,297	(2,062)	59,235
– stage 3		—	—	—	—	13,010	13,010	(4,969)	8,041
– POCI		—	—	—	20	305	325	(160)	165
Loans and advances to banks at amortised cost		72,050	5,970	4,379	14	—	82,413	(16)	82,397
– stage 1		71,984	5,959	4,002	12	—	81,957	(14)	81,943
– stage 2		66	11	377	2	—	456	(2)	454
– stage 3		—	—	—	—	—	—	—	—
– POCI		—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost		580,508	47,817	24,785	293	151	653,554	(85)	653,469
– stage 1		580,215	47,266	23,901	131	—	651,513	(32)	651,481
– stage 2		293	551	884	162	—	1,890	(10)	1,880
– stage 3		—	—	—	—	149	149	(43)	106
– POCI		—	—	—	—	2	2	—	2
Loan and other credit-related commitments		399,958	139,417	85,060	4,633	823	629,891	(301)	629,590
– stage 1		399,099	133,703	73,099	1,185	—	607,086	(141)	606,945
– stage 2		859	5,714	11,961	3,448	—	21,982	(112)	21,870
– stage 3		—	—	—	—	818	818	(48)	770
– POCI		—	—	—	—	5	5	—	5
Financial guarantees		7,967	6,524	5,872	736	191	21,290	(55)	21,235
– stage 1		7,919	6,128	4,382	247	—	18,676	(20)	18,656
– stage 2		48	396	1,490	489	—	2,423	(25)	2,398
– stage 3		—	—	—	—	188	188	(10)	178
– POCI		—	—	—	—	3	3	—	3
At 30 Jun 2019		1,568,485	454,363	356,485	23,487	14,480	2,417,300	(8,977)	2,408,323
Debt instruments at FVOCI	8
– stage 1		314,678	13,140	10,821	—	—	338,639	(40)	338,599
– stage 2		93	333	319	273	—	1,018	(34)	984
– stage 3		—	—	—	—	184	184	—	184
– POCI		—	—	—	—	1	1	—	1
At 30 Jun 2019		314,771	13,473	11,140	273	185	339,842	(74)	339,768
For footnotes, see page 79.

HSBC Holdings plc	62

Risk

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation (continued)
		Gross carrying/notional amount
		Strong	Good	Satisfactory	Sub-standard	Credit impaired	Total	Allowance for ECL	Net
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost		485,451	244,199	230,357	16,993	13,321	990,321	(8,625)	981,696
– stage 1		483,907	233,843	191,851	5,587	—	915,188	(1,276)	913,912
– stage 2		1,544	10,356	38,506	11,380	—	61,786	(2,108)	59,678
– stage 3		—	—	—	—	13,023	13,023	(5,047)	7,976
– POCI		—	—	—	26	298	324	(194)	130
Loans and advances to banks at amortised cost		60,249	7,371	4,549	11	—	72,180	(13)	72,167
– stage 1		60,199	7,250	4,413	11	—	71,873	(11)	71,862
– stage 2		50	121	136	—	—	307	(2)	305
– stage 3		—	—	—	—	—	—	—	—
– POCI		—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost		514,848	44,724	23,019	200	126	582,917	(55)	582,862
– stage 1		514,525	44,339	22,184	70	—	581,118	(27)	581,091
– stage 2		323	385	835	130	—	1,673	(6)	1,667
– stage 3		—	—	—	—	126	126	(22)	104
– POCI		—	—	—	—	—	—	—	—
Loan and other credit-related commitments		373,302	137,076	75,478	5,233	919	592,008	(325)	591,683
– stage 1		372,597	132,220	63,457	976	—	569,250	(143)	569,107
– stage 2		705	4,856	12,021	4,257	—	21,839	(139)	21,700
– stage 3		—	—	—	—	912	912	(43)	869
– POCI		—	—	—	—	7	7	—	7
Financial guarantees		9,716	7,400	5,505	597	300	23,518	(93)	23,425
– stage 1		9,582	6,879	4,264	159	—	20,884	(19)	20,865
– stage 2		134	521	1,241	438	—	2,334	(29)	2,305
– stage 3		—	—	—	—	297	297	(45)	252
– POCI		—	—	—	—	3	3	—	3
At 31 Dec 2018		1,443,566	440,770	338,908	23,034	14,666	2,260,944	(9,111)	2,251,833
Debt instruments at FVOCI	8
– stage 1		319,623	12,358	6,856	2,218	—	341,055	(33)	341,022
– stage 2		9	96	354	340	—	799	(50)	749
– stage 3		—	—	—	—	8	8	(1)	7
– POCI		—	—	—	—	4	4	—	4
At 31 Dec 2018		319,632	12,454	7,210	2,558	12	341,866	(84)	341,782
For footnotes, see page 79.
Renegotiated loans and forbearance
The following table shows the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector and by stages. Wholesale renegotiated loans are classified as stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period, and there are no other indicators of impairment. Personal renegotiated loans are deemed to remain credit impaired until repayment or derecognition.

Renegotiated loans and advances to customers at amortised cost by stage distribution
	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m
Gross carrying amount
Personal	—	—	2,203	—	2,203
– first lien residential mortgages	—	—	1,597	—	1,597
– other personal lending	—	—	606	—	606
Wholesale	1,182	1,078	3,595	274	6,129
– corporate and commercial	1,182	1,078	3,525	273	6,058
– non-bank financial institutions	—	—	70	1	71
At 30 Jun 2019	1,182	1,078	5,798	274	8,332
Allowance for ECL
Personal	—	—	(391)	—	(391)
– first lien residential mortgages	—	—	(191)	—	(191)
– other personal lending	—	—	(200)	—	(200)
Wholesale	(19)	(45)	(1,283)	(109)	(1,456)
– corporate and commercial	(19)	(45)	(1,252)	(108)	(1,424)
– non-bank financial institutions	—	—	(31)	(1)	(32)
At 30 Jun 2019	(19)	(45)	(1,674)	(109)	(1,847)

63	HSBC Holdings plc

Renegotiated loans and advances to customers at amortised cost by stage distribution (continued)
	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m
Gross carrying amount
Personal	—	—	2,248	—	2,248
– first lien residential mortgages	—	—	1,641	—	1,641
– other personal lending	—	—	607	—	607
Wholesale	1,532	1,193	3,845	270	6,840
– corporate and commercial	1,517	1,193	3,789	270	6,769
– non-bank financial institutions	15	—	56	—	71
At 31 Dec 2018	1,532	1,193	6,093	270	9,088
Allowance for ECL
Personal	—	—	(381)	—	(381)
– first lien residential mortgages	—	—	(186)	—	(186)
– other personal lending	—	—	(195)	—	(195)
Wholesale	(29)	(49)	(1,461)	(146)	(1,685)
– corporate and commercial	(29)	(49)	(1,438)	(146)	(1,662)
– non-bank financial institutions	—	—	(23)	—	(23)
At 31 Dec 2018	(29)	(49)	(1,842)	(146)	(2,066)

Renegotiated loans and advances to customers at amortised cost by geographical region
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2019	4,010	901	1,950	1,235	236	8,332	3,287	300
At 31 Dec 2018	4,533	864	1,973	1,352	366	9,088	3,609	305
Personal lending
This section provides further detail on the regions, countries and products driving the increase in personal loans and advances to customers. Additionally, Hong Kong and UK mortgage book loan-to-value (‘LTV’) data is provided.
Further product granularity is also provided by stage, with geographical data presented for loans and advances to customers, loan and other credit-related commitments, and financial guarantee and similar contracts.
At 30 June 2019, total personal lending for loans and advances to customers of $414bn increased by $20bn compared with
31 December 2018. This increase included favourable exchange movements of $0.4bn. Excluding foreign exchange movements, there was growth of $19.6bn, primarily driven by $13.4bn in Asia and $5.4bn in Europe. The allowance for ECL attributable to personal lending, excluding off-balance sheet loan commitments and guarantees, increased by $25m.

Excluding foreign exchange movements, total personal lending was primarily driven by mortgage growth, which grew by $12.6bn. Mortgages grew in Asia by $8bn, notably $5.5bn in Hong Kong and $2bn in Australia, as a result of business growth initiatives. In Europe, mortgages grew by $4.4bn, notably $4.2bn in the UK, driven by stronger acquisition performance, including the expanded use of broker relationships.
The quality of both our Hong Kong and UK mortgage books remained high, with negligible defaults and impairment allowances. The average LTV ratio on new mortgage lending in Hong Kong was 49%, compared with an estimated 38% for the overall mortgage portfolio. The average LTV ratio on new lending in the UK was 68%, compared with an estimated 50% for the overall mortgage portfolio.
Excluding foreign exchange movements, other personal lending balances at 30 June 2019 increased by $7bn compared with
31 December 2018. The increase was attributable to loans and overdrafts, which grew by $4.2bn in Hong Kong and $0.4bn in UK. Credit cards decreased by $0.5bn in Hong Kong.

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	296,998	6,335	3,029	306,362	(45)	(66)	(439)	(550)
– of which: interest only (including offset)	31,053	1,703	358	33,114	(6)	(16)	(89)	(111)
– affordability (including US adjustable rate mortgages)	14,387	745	517	15,649	(4)	(3)	(8)	(15)
Other personal lending	97,535	8,779	1,675	107,989	(518)	(1,176)	(728)	(2,422)
– other	74,558	4,530	1,140	80,228	(226)	(459)	(466)	(1,151)
– credit cards	20,686	4,120	471	25,277	(286)	(704)	(245)	(1,235)
– second lien residential mortgages	800	92	57	949	(1)	(9)	(12)	(22)
– motor vehicle finance	1,491	37	7	1,535	(5)	(4)	(5)	(14)
At 30 Jun 2019	394,533	15,114	4,704	414,351	(563)	(1,242)	(1,167)	(2,972)
By geography
Europe	173,825	6,342	2,087	182,254	(110)	(481)	(452)	(1,043)
– of which: UK	142,516	4,993	1,346	148,855	(101)	(452)	(234)	(787)
Asia	169,111	5,588	722	175,421	(206)	(329)	(180)	(715)
– of which: Hong Kong	114,645	2,976	197	117,818	(72)	(195)	(37)	(304)
MENA	5,517	280	389	6,186	(58)	(61)	(256)	(375)
North America	39,463	1,925	1,227	42,615	(31)	(91)	(143)	(265)
Latin America	6,617	979	279	7,875	(158)	(280)	(136)	(574)
At 30 Jun 2019	394,533	15,114	4,704	414,351	(563)	(1,242)	(1,167)	(2,972)

HSBC Holdings plc	64

Risk

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	53,725	654	293	54,672	(9)	(1)	—	(10)
of which: UK	50,939	554	290	51,783	(9)	—	—	(9)
Asia	139,171	1,280	3	140,454	—	—	—	—
of which: Hong Kong	108,303	359	—	108,662	—	—	—	—
MENA	3,260	52	54	3,366	(1)	—	—	(1)
North America	14,364	236	11	14,611	(1)	(1)	—	(2)
Latin America	4,781	65	4	4,850	(4)	—	—	(4)
At 30 Jun 2019	215,301	2,287	365	217,953	(15)	(2)	—	(17)

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	284,103	6,286	2,944	293,333	(41)	(62)	(432)	(535)
– of which: interest only (including offset)	31,874	1,324	338	33,536	(3)	(13)	(92)	(108)
– affordability (including US adjustable rate mortgages)	16,110	1,065	507	17,682	(3)	(4)	(5)	(12)
Other personal lending	90,578	8,789	1,637	101,004	(493)	(1,203)	(716)	(2,412)
– other	67,196	4,400	1,121	72,717	(214)	(435)	(465)	(1,114)
– credit cards	20,932	4,259	453	25,644	(272)	(756)	(233)	(1,261)
– second lien residential mortgages	1,022	100	57	1,179	(2)	(9)	(13)	(24)
– motor vehicle finance	1,428	30	6	1,464	(5)	(3)	(5)	(13)
At 31 Dec 2018	374,681	15,075	4,581	394,337	(534)	(1,265)	(1,148)	(2,947)
By geography
Europe	169,782	5,731	2,051	177,564	(105)	(453)	(450)	(1,008)
– of which: UK	139,237	4,308	1,315	144,860	(93)	(421)	(219)	(733)
Asia	155,661	5,413	693	161,767	(207)	(353)	(180)	(740)
– of which: Hong Kong	104,909	2,715	169	107,793	(71)	(220)	(39)	(330)
MENA	5,565	350	411	6,326	(61)	(70)	(263)	(394)
North America	38,283	2,552	1,186	42,021	(29)	(90)	(142)	(261)
Latin America	5,390	1,029	240	6,659	(132)	(299)	(113)	(544)
At 31 Dec 2018	374,681	15,075	4,581	394,337	(534)	(1,265)	(1,148)	(2,947)

Total personal lending for loans and other credit-related commitments and financial guarantees by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	52,719	291	290	53,300	(7)	—	—	(7)
– of which: UK	50,195	224	285	50,704	(5)	—	—	(5)
Asia	131,333	1,034	1	132,368	—	—	—	—
– of which: Hong Kong	102,156	366	—	102,522	—	—	—	—
MENA	3,264	67	23	3,354	—	—	—	—
North America	14,469	312	94	14,875	(1)	(1)	—	(2)
Latin America	4,318	59	4	4,381	(5)	—	—	(5)
At 31 Dec 2018	206,103	1,763	412	208,278	(13)	(1)	—	(14)
Wholesale lending
This section provides further details on the regions, countries and products driving the increase in wholesale loans and advances to customers and banks, with the impact of foreign exchange separately identified. Product granularity is also provided by stage, with geographical data presented for loans and advances to customers, banks, other credit commitments, financial guarantees and similar contracts.
At 30 June 2019, wholesale lending for loans and advances to banks and customers of $698bn increased by $30bn since
31 December 2018. This included favourable foreign exchange movements of $1bn.

Excluding foreign exchange movements, the total wholesale lending growth was driven by an $11bn increase in corporate and commercial balances and $10bn in loans and advances to banks. The primary drivers of the increase in corporate and commercial balances were $5.1bn in Asia, notably $2.9bn in mainland China and $1.5bn in Singapore. Additionally, corporate and commercial balances in the US grew $3.3bn. The allowance for ECL is attributable to loans and advances to banks and customers of $5.6bn at 30 June 2019 decreased from $5.7bn at 31 December 2018.

65	HSBC Holdings plc

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	493,523	44,560	8,019	325	546,427	(707)	(802)	(3,712)	(160)	(5,381)
– agriculture, forestry and fishing	5,811	907	256	1	6,975	(17)	(42)	(124)	—	(183)
– mining and quarrying	12,251	2,125	241	2	14,619	(25)	(46)	(109)	(2)	(182)
– manufacturing	97,484	10,753	1,394	122	109,753	(143)	(172)	(721)	(84)	(1,120)
– electricity, gas, steam and air-conditioning supply	12,755	1,454	169	—	14,378	(13)	(43)	(20)	—	(76)
– water supply, sewerage, waste management and remediation	3,192	175	22	—	3,389	(6)	(3)	(19)	—	(28)
– construction	12,384	2,199	871	64	15,518	(20)	(37)	(456)	(64)	(577)
– wholesale and retail trade, repair of motor vehicles and motorcycles	86,118	11,270	1,731	22	99,141	(113)	(129)	(999)	(7)	(1,248)
– transportation and storage	22,490	1,795	506	36	24,827	(42)	(37)	(91)	(1)	(171)
– accommodation and food	21,069	1,797	270	1	23,137	(46)	(34)	(111)	(1)	(192)
– publishing, audiovisual and broadcasting	20,456	1,291	166	—	21,913	(50)	(24)	(38)	—	(112)
– real estate	121,684	6,266	1,421	1	129,372	(118)	(85)	(542)	—	(745)
– professional, scientific and technical activities	22,022	991	328	—	23,341	(28)	(32)	(115)	—	(175)
– administrative and support services	22,404	1,711	245	74	24,434	(36)	(40)	(160)	(1)	(237)
– public administration and defence, compulsory social security	1,196	188	—	—	1,384	(1)	(6)	—	—	(7)
– education	1,650	109	34	—	1,793	(9)	(4)	(8)	—	(21)
– health and care	3,884	500	110	—	4,494	(11)	(22)	(36)	—	(69)
– arts, entertainment and recreation	3,437	159	31	1	3,628	(7)	(10)	(15)	—	(32)
– other services	13,474	587	212	1	14,274	(17)	(21)	(142)	—	(180)
– activities of households	684	73	—	—	757	—	—	—	—	—
– extra-territorial organisations and bodies activities	45	—	5	—	50	—	—	(1)	—	(1)
– government	8,296	196	7	—	8,499	(5)	(1)	(5)	—	(11)
– asset-backed securities	737	14	—	—	751	—	(14)	—	—	(14)
Non-bank financial institutions	67,464	1,623	287	—	69,374	(59)	(18)	(90)	—	(167)
Loans and advances to banks	81,957	456	—	—	82,413	(14)	(2)	—	—	(16)
At 30 Jun 2019	642,944	46,639	8,306	325	698,214	(780)	(822)	(3,802)	(160)	(5,564)
By geography
Europe	197,280	18,926	4,328	100	220,634	(393)	(518)	(1,546)	(74)	(2,531)
– of which: UK	135,445	15,230	3,107	37	153,819	(326)	(464)	(969)	(28)	(1,787)
Asia	336,810	15,587	1,453	156	354,006	(227)	(115)	(969)	(36)	(1,347)
– of which: Hong Kong	205,362	7,182	680	65	213,289	(118)	(46)	(461)	(34)	(659)
MENA	26,016	3,095	1,835	54	31,000	(58)	(72)	(982)	(45)	(1,157)
North America	63,759	8,194	330	—	72,283	(41)	(95)	(106)	—	(242)
Latin America	19,079	837	360	15	20,291	(61)	(22)	(199)	(5)	(287)
At 30 Jun 2019	642,944	46,639	8,306	325	698,214	(780)	(822)	(3,802)	(160)	(5,564)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[10]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	262,473	20,437	635	8	283,553	(139)	(132)	(57)	—	(328)
Financial	147,988	1,681	6	—	149,675	(7)	(3)	(1)	—	(11)
At 30 Jun 2019	410,461	22,118	641	8	433,228	(146)	(135)	(58)	—	(339)
By geography
Europe	222,268	8,827	532	8	231,635	(79)	(47)	(38)	—	(164)
– of which: UK	78,553	4,930	284	5	83,772	(64)	(39)	(28)	—	(131)
Asia	65,053	2,561	20	—	67,634	(40)	(16)	(11)	—	(67)
– of which: Hong Kong	29,748	853	6	—	30,607	(12)	(3)	(9)	—	(24)
MENA	5,580	703	15	—	6,298	(5)	(7)	(3)	—	(15)
North America	114,802	9,987	72	—	124,861	(19)	(65)	(6)	—	(90)
Latin America	2,758	40	2	—	2,800	(3)	—	—	—	(3)
At 30 Jun 2019	410,461	22,118	641	8	433,228	(146)	(135)	(58)	—	(339)
For footnotes, see page 79.

HSBC Holdings plc	66

Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	481,262	44,779	8,212	324	534,577	(698)	(812)	(3,848)	(194)	(5,552)
– agriculture, forestry and fishing	5,361	1,102	236	2	6,701	(15)	(34)	(117)	(1)	(167)
– mining and quarrying	12,094	1,717	359	2	14,172	(29)	(51)	(94)	(2)	(176)
– manufacturing	92,606	11,404	1,569	125	105,704	(132)	(156)	(791)	(83)	(1,162)
– electricity, gas, steam and air-conditioning supply	14,522	1,422	40	60	16,044	(18)	(60)	(15)	(54)	(147)
– water supply, sewerage, waste management and remediation	3,335	164	24	—	3,523	(5)	(2)	(17)	—	(24)
– construction	12,919	1,116	1,168	51	15,254	(27)	(41)	(524)	(44)	(636)
– wholesale and retail trade, repair of motor vehicles and motorcycles	83,751	12,225	1,652	37	97,665	(115)	(128)	(968)	(7)	(1,218)
– transportation and storage	23,327	1,825	351	38	25,541	(37)	(46)	(82)	(1)	(166)
– accommodation and food	19,385	1,889	270	3	21,547	(43)	(41)	(83)	(1)	(168)
– publishing, audiovisual and broadcasting	19,758	1,224	189	1	21,172	(42)	(16)	(84)	—	(142)
– real estate	116,132	5,985	1,115	1	123,233	(97)	(80)	(594)	—	(771)
– professional, scientific and technical activities	21,282	941	350	—	22,573	(29)	(29)	(113)	—	(171)
– administrative and support services	22,820	1,843	437	3	25,103	(41)	(48)	(166)	(1)	(256)
– public administration and defence, compulsory social security	1,425	30	8	—	1,463	(1)	(3)	(5)	—	(9)
– education	1,713	102	14	—	1,829	(11)	(7)	(6)	—	(24)
– health and care	3,710	457	141	—	4,308	(10)	(16)	(33)	—	(59)
– arts, entertainment and recreation	4,326	676	39	—	5,041	(9)	(9)	(15)	—	(33)
– other services	13,259	411	242	1	13,913	(31)	(31)	(140)	—	(202)
– activities of households	770	59	1	—	830	—	—	—	—	—
– extra-territorial organisations and bodies activities	49	3	7	—	59	—	—	(1)	—	(1)
– government	7,905	168	—	—	8,073	(6)	(1)	—	—	(7)
– asset-backed securities	813	16	—	—	829	—	(13)	—	—	(13)
Non-bank financial institutions	59,245	1,932	230	—	61,407	(44)	(31)	(51)	—	(126)
Loans and advances to banks	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)
At 31 Dec 2018	612,380	47,018	8,442	324	668,164	(753)	(845)	(3,899)	(194)	(5,691)
By geography
Europe	190,387	19,073	4,233	150	213,843	(366)	(529)	(1,598)	(102)	(2,595)
– of which: UK	133,004	15,370	2,928	8	151,310	(313)	(471)	(998)	—	(1,782)
Asia	314,591	17,729	1,736	92	334,148	(179)	(121)	(1,040)	(36)	(1,376)
– of which: Hong Kong	194,186	8,425	729	69	203,409	(99)	(54)	(413)	(35)	(601)
MENA	25,684	2,974	1,769	53	30,480	(73)	(77)	(974)	(46)	(1,170)
North America	62,631	6,928	314	—	69,873	(37)	(107)	(101)	—	(245)
Latin America	19,087	314	390	29	19,820	(98)	(11)	(186)	(10)	(305)
At 31 Dec 2018	612,380	47,018	8,442	324	668,164	(753)	(845)	(3,899)	(194)	(5,691)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[10]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	266,489	21,087	791	10	288,377	(142)	(161)	(87)	—	(390)
Financial	117,542	1,323	6	—	118,871	(7)	(6)	(1)	—	(14)
At 31 Dec 2018	384,031	22,410	797	10	407,248	(149)	(167)	(88)	—	(404)
By geography
Europe	203,092	9,726	614	10	213,442	(82)	(66)	(53)	—	(201)
– of which: UK	82,572	6,378	442	—	89,392	(69)	(57)	(39)	—	(165)
Asia	61,206	3,076	102	—	64,384	(39)	(16)	(28)	—	(83)
– of which: Hong Kong	27,022	1,115	89	—	28,226	(12)	(2)	(27)	—	(41)
MENA	5,304	732	18	—	6,054	(8)	(10)	(2)	—	(20)
North America	111,494	8,850	62	—	120,406	(17)	(75)	(4)	—	(96)
Latin America	2,935	26	1	—	2,962	(3)	—	(1)	—	(4)
At 31 Dec 2018	384,031	22,410	797	10	407,248	(149)	(167)	(88)	—	(404)
For footnotes, see page 79.

67	HSBC Holdings plc

Supplementary information
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in
IFRS 9 are applied by global business and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	955,520	61,297	13,010	325	1,030,152	(1,329)	(2,062)	(4,969)	(160)	(8,520)
– RBWM	359,885	14,888	4,280	—	379,053	(548)	(1,209)	(1,170)	—	(2,927)
– CMB	313,262	31,671	6,699	206	351,838	(548)	(666)	(3,105)	(132)	(4,451)
– GB&M	237,323	12,953	1,408	119	251,803	(220)	(162)	(603)	(28)	(1,013)
– GPB	43,553	1,745	623	—	45,921	(13)	(11)	(91)	—	(115)
– Corporate Centre	1,497	40	—	—	1,537	—	(14)	—	—	(14)
Loans and advances to banks at amortised cost	81,957	456	—	—	82,413	(14)	(2)	—	—	(16)
– RBWM	5,409	26	—	—	5,435	(2)	—	—	—	(2)
– CMB	1,446	13	—	—	1,459	(1)	—	—	—	(1)
– GB&M	26,370	395	—	—	26,765	(9)	(2)	—	—	(11)
– GPB	25	—	—	—	25	—	—	—	—	—
– Corporate Centre	48,707	22	—	—	48,729	(2)	—	—	—	(2)
Other financial assets measured at amortised cost	651,513	1,890	149	2	653,554	(32)	(10)	(43)	—	(85)
– RBWM	51,767	235	18	—	52,020	(17)	(2)	(2)	—	(21)
– CMB	17,623	1,051	63	1	18,738	(10)	(6)	(24)	—	(40)
– GB&M	314,846	581	53	1	315,481	(2)	(2)	(15)	—	(19)
– GPB	1,388	10	4	—	1,402	—	—	(2)	—	(2)
– Corporate Centre	265,889	13	11	—	265,913	(3)	—	—	—	(3)
Total gross carrying amount on-balance sheet at 30 Jun 2019	1,688,990	63,643	13,159	327	1,766,119	(1,375)	(2,074)	(5,012)	(160)	(8,621)
Loans and other credit-related commitments	607,086	21,982	818	5	629,891	(141)	(112)	(48)	—	(301)
– RBWM	169,931	2,430	359	—	172,720	(13)	(3)	—	—	(16)
– CMB	115,551	10,876	304	5	126,736	(75)	(46)	(43)	—	(164)
– GB&M	283,499	8,552	151	—	292,202	(52)	(63)	(5)	—	(120)
– GPB	36,923	124	4	—	37,051	—	—	—	—	—
– Corporate Centre	1,182	—	—	—	1,182	(1)	—	—	—	(1)
Financial guarantees	18,676	2,423	188	3	21,290	(20)	(25)	(10)	—	(55)
– RBWM	67	2	1	—	70	—	—	—	—	—
– CMB	7,651	1,465	93	3	9,212	(8)	(16)	(8)	—	(32)
– GB&M	9,917	947	94	—	10,958	(12)	(9)	(2)	—	(23)
– GPB	1,022	9	—	—	1,031	—	—	—	—	—
– Corporate Centre	19	—	—	—	19	—	—	—	—	—
Total nominal amount off-balance sheet at 30 Jun 2019	625,762	24,405	1,006	8	651,181	(161)	(137)	(58)	—	(356)
RBWM	14,213	138	—	—	14,351	(4)	—	—	—	(4)
CMB	264	—	—	1	265	(3)	—	—	—	(3)
GB&M	1,707	—	—	—	1,707	(6)	—	—	—	(6)
GPB	—	—	—	—	—	—	—	—	—	—
Corporate Centre	327,891	821	—	—	328,712	(27)	(34)	—	—	(61)
Debt instruments measured at FVOCI at 30 Jun 2019	344,075	959	—	1	345,035	(40)	(34)	—	—	(74)
For footnotes, see page 79.

HSBC Holdings plc	68

Risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by global business (continued)
	Gross carrying/nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	915,188	61,786	13,023	324	990,321	(1,276)	(2,108)	(5,047)	(194)	(8,625)
– RBWM	340,606	19,228	4,960	—	364,794	(544)	(1,250)	(1,129)	—	(2,923)
– CMB	304,103	27,529	5,732	298	337,662	(538)	(659)	(3,110)	(194)	(4,501)
– GB&M	230,250	14,112	1,683	25	246,070	(188)	(182)	(718)	—	(1,088)
– GPB	37,970	724	618	1	39,313	(5)	(3)	(89)	—	(97)
– Corporate Centre	2,259	193	30	—	2,482	(1)	(14)	(1)	—	(16)
Loans and advances to banks at amortised cost	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)
– RBWM	5,801	5	—	—	5,806	(1)	—	—	—	(1)
– CMB	1,912	15	—	—	1,927	(1)	—	—	—	(1)
– GB&M	25,409	212	—	—	25,621	(7)	(2)	—	—	(9)
– GPB	46	—	—	—	46	—	—	—	—	—
– Corporate Centre	38,705	75	—	—	38,780	(2)	—	—	—	(2)
Other financial assets measured at amortised cost	581,118	1,673	126	—	582,917	(27)	(6)	(22)	—	(55)
– RBWM	49,142	184	32	—	49,358	(14)	(2)	(1)	—	(17)
– CMB	15,082	774	60	—	15,916	(7)	(3)	(21)	—	(31)
– GB&M	272,028	703	20	—	272,751	(1)	(1)	—	—	(2)
– GPB	924	1	2	—	927	—	—	—	—	—
– Corporate Centre	243,942	11	12	—	243,965	(5)	—	—	—	(5)
Total gross carrying amount on-balance sheet at 31 Dec 2018	1,568,179	63,766	13,149	324	1,645,418	(1,314)	(2,116)	(5,069)	(194)	(8,693)
Loans and other credit-related commitments	569,250	21,839	912	7	592,008	(143)	(139)	(43)	—	(325)
– RBWM	164,589	1,792	399	—	166,780	(6)	(1)	(1)	—	(8)
– CMB	113,753	9,345	308	5	123,411	(72)	(52)	(40)	—	(164)
– GB&M	252,910	9,658	194	2	262,764	(58)	(86)	(2)	—	(146)
– GPB	33,885	1,044	11	—	34,940	—	—	—	—	—
– Corporate Centre	4,113	—	—	—	4,113	(7)	—	—	—	(7)
Financial guarantees	20,884	2,334	297	3	23,518	(19)	(29)	(45)	—	(93)
– RBWM	54	3	3	—	60	—	—	—	—	—
– CMB	7,629	1,203	230	3	9,065	(10)	(11)	(39)	—	(60)
– GB&M	12,093	1,115	63	—	13,271	(8)	(18)	(5)	—	(31)
– GPB	1,053	13	—	—	1,066	(1)	—	—	—	(1)
– Corporate Centre	55	—	1	—	56	—	—	(1)	—	(1)
Total nominal amount off-balance sheet at 31 Dec 2018	590,134	24,173	1,209	10	615,526	(162)	(168)	(88)	—	(418)
RBWM	13,160	153	—	—	13,313	(5)	—	—	—	(5)
CMB	226	—	—	1	227	(2)	—	—	—	(2)
GB&M	1,994	—	—	—	1,994	(5)	—	—	—	(5)
GPB	—	—	—	—	—	—	—	—	—	—
Corporate Centre	326,795	770	7	4	327,576	(21)	(50)	(1)	—	(72)
Debt instruments measured at FVOCI at 31 Dec 2018	342,175	923	7	5	343,110	(33)	(50)	(1)	—	(84)
For footnotes, see page 79.

69	HSBC Holdings plc

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	Of which: real estate[11]	Non-bank financial institutions	Total	Corporate and commercial	Of which: real estate[11]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	177,866	26,623	26,807	204,673	(2,409)	(442)	(112)	(2,521)
– UK	126,957	18,492	18,707	145,664	(1,696)	(389)	(81)	(1,777)
– France	29,038	6,266	5,664	34,702	(419)	(32)	(29)	(448)
– Germany	10,624	341	1,400	12,024	(64)	—	(1)	(65)
– Switzerland	2,029	533	314	2,343	(2)	—	—	(2)
– other	9,218	991	722	9,940	(228)	(21)	(1)	(229)
Asia	269,382	85,018	30,884	300,266	(1,314)	(87)	(31)	(1,345)
– Hong Kong	169,700	67,104	17,876	187,576	(639)	(50)	(20)	(659)
– Australia	11,024	2,140	2,130	13,154	(72)	(4)	—	(72)
– India	6,898	1,534	2,944	9,842	(41)	(2)	(1)	(42)
– Indonesia	4,465	62	345	4,810	(217)	—	(2)	(219)
– mainland China	27,111	5,031	5,837	32,948	(210)	(23)	(7)	(217)
– Malaysia	7,598	1,693	236	7,834	(32)	(3)	—	(32)
– Singapore	19,184	5,225	679	19,863	(32)	(2)	—	(32)
– Taiwan	5,317	23	101	5,418	(2)	—	—	(2)
– other	18,085	2,206	736	18,821	(69)	(3)	(1)	(70)
Middle East and North Africa (excluding Saudi Arabia)	23,527	1,982	329	23,856	(1,148)	(175)	(10)	(1,158)
– Egypt	1,986	45	—	1,986	(134)	—	—	(134)
– UAE	13,888	1,837	227	14,115	(744)	(174)	(7)	(751)
– other	7,653	100	102	7,755	(270)	(1)	(3)	(273)
North America	61,107	14,072	9,476	70,583	(230)	(34)	(10)	(240)
– US	39,008	8,723	8,467	47,475	(100)	(10)	(3)	(103)
– Canada	21,314	4,971	878	22,192	(108)	(6)	(2)	(110)
– other	785	378	131	916	(22)	(18)	(5)	(27)
Latin America	14,545	1,677	1,878	16,423	(280)	(7)	(4)	(284)
– Mexico	11,970	1,675	1,831	13,801	(198)	(7)	(3)	(201)
– other	2,575	2	47	2,622	(82)	—	(1)	(83)
At 30 Jun 2019	546,427	129,372	69,374	615,801	(5,381)	(745)	(167)	(5,548)

Europe	176,577	25,715	22,529	199,106	(2,507)	(481)	(82)	(2,589)
– UK	127,093	18,384	17,703	144,796	(1,701)	(410)	(78)	(1,779)
– France	28,204	5,890	2,488	30,692	(405)	(36)	(1)	(406)
– Germany	10,454	246	1,371	11,825	(35)	—	—	(35)
– Switzerland	1,674	509	348	2,022	(1)	—	—	(1)
– other	9,152	686	619	9,771	(365)	(35)	(3)	(368)
Asia	263,608	79,941	27,284	290,892	(1,343)	(67)	(31)	(1,374)
– Hong Kong	168,621	63,287	15,062	183,683	(579)	(40)	(20)	(599)
– Australia	11,335	2,323	2,115	13,450	(68)	(3)	—	(68)
– India	6,396	1,408	2,846	9,242	(77)	(4)	(1)	(78)
– Indonesia	4,286	35	354	4,640	(269)	—	(2)	(271)
– mainland China	24,225	4,423	5,146	29,371	(172)	(15)	(6)	(178)
– Malaysia	7,924	1,649	274	8,198	(77)	(2)	—	(77)
– Singapore	17,564	4,463	431	17,995	(31)	(2)	—	(31)
– Taiwan	6,008	23	156	6,164	(2)	—	—	(2)
– other	17,249	2,330	900	18,149	(68)	(1)	(2)	(70)
Middle East and North Africa (excluding Saudi Arabia)	23,738	2,025	322	24,060	(1,167)	(178)	(1)	(1,168)
– Egypt	1,746	41	—	1,746	(125)	—	—	(125)
– UAE	14,445	1,849	206	14,651	(721)	(176)	(1)	(722)
– other	7,547	135	116	7,663	(321)	(2)	—	(321)
North America	56,983	14,169	9,647	66,630	(236)	(37)	(8)	(244)
– US	35,714	8,422	8,777	44,491	(103)	(8)	(2)	(105)
– Canada	20,493	5,354	770	21,263	(105)	(5)	(2)	(107)
– other	776	393	100	876	(28)	(24)	(4)	(32)
Latin America	13,671	1,383	1,625	15,296	(299)	(8)	(4)	(303)
– Mexico	11,302	1,354	1,567	12,869	(225)	(8)	(4)	(229)
– other	2,369	29	58	2,427	(74)	—	—	(74)
At 31 Dec 2018	534,577	123,233	61,407	595,984	(5,552)	(771)	(126)	(5,678)
For footnotes, see page 79.

HSBC Holdings plc	70

Risk

Personal lending – loans and advances to customers at amortised costs by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Other personal	Of which: credit cards	Total	First lien residential mortgages	Other personal	Of which: credit cards	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Europe	135,416	46,838	9,687	182,254	(258)	(785)	(323)	(1,043)
– UK	128,068	20,787	9,301	148,855	(149)	(638)	(319)	(787)
– France	3,541	19,965	330	23,506	(40)	(105)	(4)	(145)
– Germany	—	303	—	303	—	—	—	—
– Switzerland	1,140	5,394	—	6,534	(3)	(19)	—	(22)
– other	2,667	389	56	3,056	(66)	(23)	—	(89)
Asia	127,885	47,536	11,511	175,421	(48)	(667)	(445)	(715)
– Hong Kong	84,757	33,061	7,620	117,818	(1)	(303)	(202)	(304)
– Australia	15,825	727	602	16,552	(8)	(52)	(51)	(60)
– India	1,067	581	235	1,648	(4)	(20)	(14)	(24)
– Indonesia	62	326	211	388	—	(31)	(25)	(31)
– mainland China	8,815	1,183	592	9,998	(2)	(70)	(63)	(72)
– Malaysia	2,832	3,132	884	5,964	(26)	(69)	(32)	(95)
– Singapore	6,355	6,433	428	12,788	(1)	(62)	(21)	(63)
– Taiwan	5,093	956	305	6,049	—	(19)	(4)	(19)
– other	3,079	1,137	634	4,216	(6)	(41)	(33)	(47)
Middle East and North Africa (excluding Saudi Arabia)	2,341	3,845	1,101	6,186	(84)	(291)	(144)	(375)
– Egypt	—	330	78	330	—	(4)	(1)	(4)
– UAE	1,942	1,479	516	3,421	(81)	(124)	(51)	(205)
– other	399	2,036	507	2,435	(3)	(163)	(92)	(166)
North America	37,581	5,034	1,463	42,615	(125)	(140)	(85)	(265)
– US	17,495	2,295	1,142	19,790	(15)	(108)	(79)	(123)
– Canada	18,870	2,532	277	21,402	(17)	(24)	(5)	(41)
– other	1,216	207	44	1,423	(93)	(8)	(1)	(101)
Latin America	3,139	4,736	1,515	7,875	(35)	(539)	(238)	(574)
– Mexico	2,986	4,069	1,213	7,055	(29)	(491)	(214)	(520)
– other	153	667	302	820	(6)	(48)	(24)	(54)
At 30 Jun 2019	306,362	107,989	25,277	414,351	(550)	(2,422)	(1,235)	(2,972)

Europe	131,557	46,007	9,790	177,564	(258)	(750)	(313)	(1,008)
– UK	124,357	20,503	9,356	144,860	(141)	(592)	(309)	(733)
– France	3,454	19,616	376	23,070	(43)	(114)	(4)	(157)
– Germany	—	288	—	288	—	—	—	—
– Switzerland	1,120	5,213	—	6,333	(2)	(19)	—	(21)
– other	2,626	387	58	3,013	(72)	(25)	—	(97)
Asia	119,718	42,049	11,900	161,767	(44)	(696)	(465)	(740)
– Hong Kong	79,059	28,734	8,124	107,793	(1)	(329)	(228)	(330)
– Australia	13,858	764	626	14,622	(5)	(55)	(54)	(60)
– India	1,030	608	228	1,638	(5)	(20)	(14)	(25)
– Indonesia	59	279	206	338	—	(34)	(27)	(34)
– mainland China	8,706	1,139	502	9,845	(2)	(57)	(50)	(59)
– Malaysia	2,890	3,209	888	6,099	(24)	(71)	(33)	(95)
– Singapore	5,991	5,353	434	11,344	—	(70)	(21)	(70)
– Taiwan	5,123	860	289	5,983	(1)	(20)	(5)	(21)
– other	3,002	1,103	603	4,105	(6)	(40)	(33)	(46)
Middle East and North Africa (excluding Saudi Arabia)	2,393	3,933	1,181	6,326	(88)	(306)	(148)	(394)
– Egypt	—	309	71	309	—	(5)	(1)	(5)
– UAE	1,974	1,477	538	3,451	(82)	(126)	(54)	(208)
– other	419	2,147	572	2,566	(6)	(175)	(93)	(181)
North America	36,964	5,057	1,341	42,021	(122)	(139)	(81)	(261)
– US	17,464	2,280	1,028	19,744	(13)	(106)	(75)	(119)
– Canada	18,267	2,562	265	20,829	(16)	(23)	(5)	(39)
– other	1,233	215	48	1,448	(93)	(10)	(1)	(103)
Latin America	2,701	3,958	1,432	6,659	(23)	(521)	(254)	(544)
– Mexico	2,550	3,192	1,121	5,742	(22)	(465)	(227)	(487)
– other	151	766	311	917	(1)	(56)	(27)	(57)
At 31 Dec 2018	293,333	101,004	25,644	394,337	(535)	(2,412)	(1,261)	(2,947)

71	HSBC Holdings plc

Loans and advances to customers and banks metrics

Loans and advances to customers and banks
	Gross carrying amount	Of which: stage 3 and POCI	Allowance for ECL	Of which: stage 3 and POCI	Change in ECL	Write-offs	Recoveries
	$m	$m	$m	$m	$m	$m	$m
First lien residential mortgages	306,362	3,029	(550)	(439)	(50)	(59)	32
Other personal lending	107,989	1,675	(2,422)	(728)	(510)	(645)	143
Personal lending	414,351	4,704	(2,972)	(1,167)	(560)	(704)	175
– agriculture, forestry and fishing	6,975	257	(183)	(124)	(20)	—	—
– mining and quarrying	14,619	243	(182)	(111)	(6)	(2)	—
– manufacturing	109,753	1,516	(1,120)	(805)	(108)	(124)	6
– electricity, gas, steam and air-conditioning supply	14,378	169	(76)	(20)	10	(54)	2
– water supply, sewerage, waste management and remediation	3,389	22	(28)	(19)	(2)	—	—
– construction	15,518	935	(577)	(520)	(105)	(102)	5
– wholesale and retail trade, repair of motor vehicles and motorcycles	99,141	1,753	(1,248)	(1,006)	(212)	(183)	8
– transportation and storage	24,827	542	(171)	(92)	(6)	(16)	—
– accommodation and food	23,137	271	(192)	(112)	(54)	(65)	—
– publishing, audiovisual and broadcasting	21,913	166	(112)	(38)	(33)	(27)	—
– real estate	129,372	1,422	(745)	(542)	6	(25)	3
– professional, scientific and technical activities	23,341	328	(175)	(115)	(11)	(5)	1
– administrative and support services	24,434	319	(237)	(161)	(51)	(10)	—
– public administration and defence, compulsory social security	1,384	—	(7)	—	(3)	—	—
– education	1,793	34	(21)	(8)	7	(1)	—
– health and care	4,494	110	(69)	(36)	(9)	—	—
– arts, entertainment and recreation	3,628	32	(32)	(15)	2	(2)	—
– other services	14,274	213	(180)	(142)	16	(8)	1
– activities of households	757	—	—	—	(1)	—	—
– extra-territorial organisations and bodies activities	50	5	(1)	(1)	1	—	—
– government	8,499	7	(11)	(5)	1	—	—
– asset-backed securities	751	—	(14)	—	—	—	—
Corporate and commercial	546,427	8,344	(5,381)	(3,872)	(578)	(624)	26
Non-bank financial institutions	69,374	287	(167)	(90)	(38)	(2)	—
Wholesale lending	615,801	8,631	(5,548)	(3,962)	(616)	(626)	26
Loans and advances to customers	1,030,152	13,335	(8,520)	(5,129)	(1,176)	(1,330)	201
Loans and advances to banks	82,413	—	(16)	—	(3)	—	—
At 30 Jun 2019	1,112,565	13,335	(8,536)	(5,129)	(1,179)	(1,330)	201
Securitisation exposures and other structured products
The following table summarises the carrying amount of our asset-backed securities (‘ABSs’) exposure by categories of collateral. It includes assets held in the legacy credit portfolio with a carrying value of $5.2bn (31 December 2018: $5.9bn).

At 30 June 2019, the FVOCI reserve in respect of ABSs was a deficit of $175m (31 December 2018: deficit of $179m). For 1H19, the impairment write-back in respect of ABSs was $13m (31 December 2018: $106m).

HSBC Holdings plc	72

Risk

Carrying amount of HSBC’s consolidated holdings of ABSs
		Trading	Financial investments at FVOCI	Held at amortised cost	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	Total	Of which held through consolidated structured entities
	Footnotes	$m	$m	$m	$m	$m	$m
Mortgage-related assets		1,434	19,710	14,781	48	35,973	111
– sub-prime residential		17	458	—	11	486	3
– US Alt-A residential		—	36	2	—	38	—
– US Government agency and sponsored enterprises: MBSs	9	79	19,106	13,914	—	33,099	—
– UK buy-to-let residential		162	—	—	—	162	—
– other residential		388	9	797	—	1,194	9
– commercial property		788	101	68	37	994	99
Leveraged finance-related assets		283	14	—	208	505	166
Student loan-related assets		126	1,742	—	11	1,879	1,732
Auto finance-related assets		477	—	2,429	—	2,906	—
Other assets		1,327	683	3,323	—	5,333	178
At 30 Jun 2019		3,647	22,149	20,533	267	46,596	2,187

Mortgage-related assets		1,680	15,422	15,498	127	32,727	208
– sub-prime residential		17	587	—	—	604	50
– US Alt-A residential		—	87	2	94	183	42
– US Government agency and sponsored enterprises: MBSs	9	153	14,627	14,657	—	29,437	—
– UK buy-to-let residential		—	—	—	—	—	—
– other residential		924	15	780	—	1,719	10
– commercial property		586	106	59	33	784	106
Leveraged finance-related assets		306	40	—	21	367	200
Student loan-related assets		149	1,815	—	1	1,965	1,800
Auto finance-related assets		282	—	2,577	—	2,859	—
Other assets		1,136	718	2,323	7	4,184	204
At 31 Dec 2018		3,553	17,995	20,398	156	42,102	2,412
For footnotes, see page 79.

Liquidity and funding risk profile
Liquidity risk is the risk that we do not have sufficient financial resources to meet our obligations as they fall due. Liquidity risk arises from mismatches in the timing of cash flows. Funding risk is the risk that we can only fund our assets at excessive cost.
There were no material changes to the policies and practices for the management of liquidity and funding risk in 1H19.
A summary of our current policies and practices regarding the management of liquidity and funding risk is set out on pages 80 and 81 of the Annual Report and Accounts 2018.
Liquidity and funding in the first half of 2019
We require all operating entities to comply with our liquidity and funding risk management framework (‘LFRF’) on a stand-alone basis and to meet regulatory and internal minimums at all times. The liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’) are key components of the LFRF.
The Group’s liquidity and funding position in 1H19 is analysed in the following sections.
Management of liquidity and funding risk
Liquidity coverage ratio
We manage actively the liquidity position of each of our principal operating entities.
At 30 June 2019, all the Group’s principal operating entities were well above regulatory minimums and above the internally expected levels established by the Board.
The following table displays the individual LCR levels for our principal operating entities on a European Commission LCR basis. This basis may vary from local LCR measures due to differences in the way non-EU regulators have implemented the Basel III recommendations.

Principal operating entities’ LCRs
		At
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	%	%	%
HSBC UK Bank plc (ring-fenced bank)		155	—	143
HSBC Bank plc (non-ring-fenced bank)		140	—	147
The Hongkong and Shanghai Banking Corporation – Hong Kong branch	12	151	154	161
The Hongkong and Shanghai Banking Corporation – Singapore branch	12, 14	258	153	149
HSBC Bank China		169	160	153
Hang Seng Bank		194	196	202
HSBC Bank USA		120	126	121
HSBC France		123	169	128
HSBC Bank Canada		120	110	115
HSBC Bank Middle East – UAE branch		193	165	182
HSBC Mexico		165	154	153
HSBC Private Bank		270	292	273
For footnotes, see page 79.
The preceding table also reflects the following movements in 1H19:

•
In the UK, our respective ring-fenced and non-ring-fenced banks, HSBC UK Bank plc and HSBC Bank plc, positioned themselves to deal with future uncertainties, including the UK’s departure from the European Union.

•	In Hong Kong, The Hongkong and Shanghai Banking Corporation – Hong Kong branch, and Hang Seng Bank remained highly liquid, reflecting their strong deposit base.

•	In Singapore, the LCR in The Hongkong and Shanghai Banking Corporation – Singapore branch improved, mainly due to increased deposits.

73	HSBC Holdings plc

•	In China, HSBC Bank China improved its liquidity and funding position to 169% at 30 June 2019 (31 December 2018: 153%) in line with its growth targets.

•
In France, the liquidity position of HSBC France remained strong, with the transfer of European branches adding additional assets and liabilities, supported by $8bn of additional high-quality liquid assets.

•	In the UAE, deposit growth to support the business strategy improved the liquidity position of our branch.

•	In Mexico, debt issuance increased, improving the LCR position of HSBC Mexico.

•	In North America, the liquidity positions of HSBC Bank USA and Canada operating entities remained stable.
Liquid assets of principal operating entities
The following table shows the liquidity value of the unencumbered liquid assets of our principal operating entities at the period end as a six-monthly average.

Liquid assets of HSBC’s principal entities
		Recognised at 30 Jun 2019	1H19 average	Recognised at 30 Jun 2018	1H18 average	Recognised at 31 Dec 2018	2H18 average
	Footnotes	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc (ring-fenced bank)
Level 1		63,665	61,063			57,862	59,474
Level 2a		1,431	1,587			1,561	1,383
Level 2b		—	—
HSBC Bank plc (non-ring-fenced bank)
Level 1		107,820	98,939			107,488	106,929
Level 2a		7,994	8,686			5,417	8,484
Level 2b		7,820	9,758			9,913	16,875
The Hongkong and Shanghai Banking Corporation – Hong Kong branch	12
Level 1		67,085	80,649	75,436	78,496	99,634	84,595
Level 2a		31,452	33,674	28,656	24,991	28,495	28,277
Level 2b		1,658	1,537	1,153	1,988	1,578	1,317
Hang Seng Bank
Level 1		35,113	33,100	32,551	30,531	33,009	30,519
Level 2a		6,006	5,773	2,739	3,151	5,458	3,995
Level 2b		142	142	142	146	141	141
HSBC Bank USA
Level 1		51,859	50,280	57,413	53,383	53,659	49,481
Level 2a		21,529	21,715	15,612	14,869	19,062	17,971
Level 2b		1,781	298	—	13	-	1
Total of HSBC’s other principal entities	13
Level 1		93,841	94,750	80,566	84,508	90,023	89,410
Level 2a		7,986	7,867	8,003	8,447	7,044	7,397
Level 2b		643	498	407	691	383	458
For footnotes, see page 79.
Consolidated liquidity coverage ratio
The Group consolidated liquidity coverage ratio (‘LCR’) was 136% at 1H19 (31 December 2018: 154%), reflecting the strong liquidity position of the Group’s main entities. The Group LCR is well above the regulatory minimum, as are the ratios of the Group’s main entities as shown in the table above.
During 1H19, the Holdings capital buffer was moved from Hongkong and Shanghai Banking Corporation to HSBC Holdings, which reduced the European LCR. This reduced the Group consolidated LCR by 10% as the methodology caps the Group consolidated LCR at the European LCR. The methodology used to calculate the Group consolidated LCR is currently under review given that the Group’s liquidity profile is set and managed based on factors relevant to the operating entities on a stand-alone basis.

	At
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$bn	$bn	$bn
High-quality liquid assets (liquidity value)	533	540	567
Net outflows	391	342	369
Liquidity coverage ratio	136%	158%	154%
Net stable funding ratio
We are required to maintain sufficient stable funding. The NSFR measures stable funding relative to required stable funding, and reflects a bank’s funding profile, which is defined as funding with a term of more than a year.

The following table displays the NSFR levels for our principal operating entities.

Principal operating entities’ NSFRs
		At
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	%	%	%
HSBC UK Bank plc (ring-fenced bank)		147		144
HSBC Bank plc (non-ring-fenced bank)		110		113
The Hongkong and Shanghai Banking Corporation – Hong Kong branch	12	128	130	132
The Hongkong and Shanghai Banking Corporation – Singapore branch	12	120	117	123
HSBC Bank China		149	149	153
Hang Seng Bank		153	154	152
HSBC Bank USA		118	122	131
HSBC France		111	112	113
HSBC Bank Canada		125	125	126
HSBC Bank Middle East – UAE branch		139	142	132
HSBC Mexico		116	121	123
HSBC Private Bank		150	176	203
For footnotes, see page 79.

HSBC Holdings plc	74

Risk

Depositor concentration and term funding maturity concentration
The LCR and NSFR metrics assume a scenario where there is a stressed outflow of deposits from a portfolio of depositors within retail, corporate and financial deposit segments. The validity of these assumptions is challenged if the portfolio of depositors is not large enough to avoid depositor concentration.
Operating entities are exposed to term refinancing concentration risk if the current maturity profile results in future maturities being overly concentrated in any defined period.
At 30 June 2019, all principal operating entities were within the risk tolerance levels set for depositor concentration and term funding maturity concentration. These risk tolerances were established by the Board and are applicable under the LFRF.
Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue secured and unsecured wholesale securities to supplement customer deposits, meet regulatory obligations and to change the currency mix, maturity profile or location of our liabilities.
The following ‘Funding sources’ and ‘Funding uses’ tables provide a view of how our consolidated balance sheet is funded. In practice, all the principal operating entities are required to manage liquidity and funding risk on a stand-alone basis.
The tables analyse our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
In 1H19, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.
Loans and advances to banks continued to exceed deposits by banks, meaning we remained a net unsecured lender to the banking sector.

Funding sources
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Customer accounts	1,380,124	1,362,643
Deposits by banks	71,051	56,331
Repurchase agreements – non-trading	184,497	165,884
Debt securities in issue	103,663	85,342
Cash collateral, margin and settlement accounts	102,544	54,066
Liabilities of disposal groups held for sale	—	313
Subordinated liabilities	22,894	22,437
Financial liabilities designated at fair value	165,104	148,505
Liabilities under insurance contracts	93,794	87,330
Trading liabilities	94,149	84,431
– repos	935	1,495
– stock lending	13,536	10,998
– other trading liabilities	79,678	71,938
Total equity	200,874	194,249
Other balance sheet liabilities	332,579	296,593
	2,751,273	2,558,124

Funding uses
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Loans and advances to customers	1,021,632	981,696
Loans and advances to banks	82,397	72,167
Reverse repurchase agreements – non-trading	233,079	242,804
Cash collateral, margin and settlement accounts	91,813	47,159
Assets held for sale	103	735
Trading assets	271,424	238,130
– reverse repos	12,773	9,893
– stock borrowing	9,165	8,387
– other trading assets	249,486	219,850
Financial investments	428,101	407,433
Cash and balances with central banks	171,090	162,843
Other balance sheet assets	451,634	405,157
	2,751,273	2,558,124

Market risk profile
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
There were no material changes to the policies and practices for the management of market risk in 1H19.
A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 81 of the Annual Report and Accounts 2018.
Market risk in the first half of 2019
Major central banks adopted a more dovish policy stance during early 2019. Interest rates moved downwards, providing the backdrop for a rebound in global financial markets. Stock markets recouped most of the losses experienced in late 2018 while volatility remained low. During the second quarter, continued trade tensions and escalating geopolitical risks dampened growth in risky assets. Alongside lower expected policy rates, the search for safe assets contributed to further flattening of sovereign yield curves in major economies and more negative interest rates in Europe and Japan. In credit markets, investment grade corporate spreads narrowed closer to pre-financial crisis levels.
The overall risk profile remained relatively stable in 2019. The fixed income business continued to be the key driver of trading value at risk (‘VaR’). Interest rate and credit asset classes provided similar contributions to trading VaR. The effect of a limited increase in credit spread risks was offset by lower contributions from interest rate exposures in major currencies. The equity and foreign exchange components provided marginal contributions to overall market risk in the trading book.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by Global Markets. The VaR for trading activity at 30 June 2019 was lower than at 31 December 2018. The decrease in trading VaR was attributable primarily to lower contributions from equity correlation and dividend risks captured in the risk not in VaR (‘RNIV’) framework (see below). An increase in the credit spread trading VaR component was offset by lower contributions from interest rate risks.

75	HSBC Holdings plc

The Group trading VaR for the half-year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[15]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2019	6.6	29.9	17.4	31.2	(34.8)	50.3
Average	7.1	30.9	16.6	24.8	(29.3)	50.1
Maximum	13.5	36.5	22.2	33.2		59.3
Minimum	4.1	26.1	12.4	18.4		42.8

Half-year to 30 Jun 2018	9.9	39.2	17.0	18.1	(34.2)	50.0
Average	10.4	36.9	25.9	23.5	(37.5)	59.2
Maximum	21.8	48.2	33.8	35.2		71.2
Minimum	5.6	28.9	16.8	12.2		43.9

Half-year to 31 Dec 2018	12.6	33.9	22.6	25.9	(37.9)	57.1
Average	8.7	36.0	19.1	18.0	(31.1)	50.6
Maximum	14.9	49.9	24.0	26.7		57.1
Minimum	5.5	27.0	13.5	14.1		45.1
For footnotes, see page 79.
The RNIV framework covers risks from exposures in our trading book that are not fully captured by the VaR model. The VaR-based RNIVs are included within the metrics for each asset class.
Back-testing
In 1H19, the Group experienced three profit and one loss back-testing exceptions against actual profit and loss. These comprised:

•	a profit exception in early January 2019, driven by gains across most asset classes, as interest rates rose and equity markets rebounded;

•	a profit exception in late January 2019, due mainly to gains from new transactions in the Rates business and lower volatility in equities markets;

•	a profit exception in March 2019, driven by increased volatility in some emerging markets currencies and interest rates; and

•	a loss exception in March 2019, attributable to month-end valuation adjustments driven by portfolio and spread changes.
In 1H19, the Group did not experience any back-testing exceptions against hypothetical profit and loss.

Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading VaR of the Group includes contributions from all global businesses. There is no commodity risk in the non-trading portfolios. The VaR for non-trading activity at 30 June 2019 was higher than at 31 December 2018. The increase arose primarily from a lower diversification benefit across asset classes and an uplift in contributions from interest rate exposures in the banking book.
Non-trading VaR also includes the interest rate risk of non-trading financial instruments held in portfolios managed by Balance Sheet Management (‘BSM’). The management of interest rate risk in the banking book is described further in ‘Net interest income sensitivity’ on page 139 of the Annual Report and Accounts 2018.
The Group non-trading VaR for the half-year is shown in the following table.

Non-trading VaR, 99% 1 day
	Interest rate	Credit spread	Portfolio diversification[15]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2019	68.5	36.6	(22.0)	83.1
Average	57.1	30.5	(16.6)	71.0
Maximum	74.3	36.6		85.2
Minimum	49.2	26.6		60.9

Half-year to 30 Jun 2018	94.6	35.3	(24.9)	105.0
Average	102.2	56.7	(32.8)	126.1
Maximum	129.3	96.0		154.1
Minimum	85.5	27.6		96.5

Half-year to 31 Dec 2018	61.4	37.2	(30.6)	68.0
Average	91.5	40.2	(25.4)	106.2
Maximum	109.3	60.6		150.4
Minimum	59.9	30.1		68.0
For footnotes, see page 79.
Non-trading VaR excludes equity risk on securities held at fair value, structural foreign exchange risk and interest rate risk on fixed-rate securities issued by HSBC Holdings. The following sections describe the scope of HSBC’s management of market risks in non-trading books.

Third-party assets in Balance Sheet Management
Third-party assets in Balance Sheet Management (‘BSM’) increased by 3% during 2019. ‘Cash and balances at central banks’ increased by $8bn, predominantly in Europe, reflecting an increase in the use of secured funding for trading assets compared with 31 December 2018. ‘Loans and advances to banks’ increased by $9bn, largely driven by short-term money market operations in

HSBC Holdings plc	76

Risk

Asia. ‘Reverse repurchase agreements’ decreased by $6bn, reflecting in part the management of commercial surplus in North America. ‘Financial investments’ increased by $7bn, driven by an increase in investments across most regions, partly offset by a decrease in Asia.

Third-party assets in Balance Sheet Management
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Cash and balances at central banks	152,666	144,802
Trading assets	290	601
Loans and advances:
– to banks	34,002	25,257
– to customers	312	964
Reverse repurchase agreements	16,490	22,899
Financial investments	340,795	333,622
Other	8,543	6,880
	553,098	535,025
Interest rate risk in the banking book
Interest rate risk in the banking book is the risk of capital or earnings volatility due to changes in market interest rates.
Our policies regarding the funds transfer pricing process and the management of interest rate risk in the banking book are described on pages 80 and 83, respectively, of the Annual Report and Accounts 2018.
The Group utilises sensitivity of net interest income to assess the overall level of interest rate risk in the banking book. This measure reflects all interest rate risk in the banking book, including that transferred to BSM.
Sensitivity of net interest income
The following tables set out the assessed impact to a hypothetical base case projection of our net interest income (‘NII’), excluding insurance, under the following scenarios:

•	an immediate shock of 25 basis points (‘bps’) to the current market-implied path of interest rates across all currencies on 1 July 2019 (effects over one year and five years); and

•	an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 1 July 2019 (effects over one year and five years).
The sensitivities shown represent our assessment of the change to a hypothetical base case NII, assuming a static balance sheet and no management actions from BSM. They incorporate the effect of interest rate behaviouralisation, managed rate product pricing assumptions and customer behaviour, including the prepayment of mortgages or customer migration from non-interest-bearing to interest-bearing deposit accounts. The scenarios represent interest rate shocks to the current market implied path of rates.
The NII sensitivities shown are indicative and based on simplified scenarios. Immediate interest rate rises of 25bps and 100bps would increase projected NII for the 12 months to 30 June 2020 by $842m and $2,991m, respectively. Conversely, falls of 25bps and 100bps would decrease projected NII for the 12 months to
30 June 2020 by $848m and $3,563m, respectively.
The sensitivity of NII for 12 months has increased by $213m and $111m comparing June 2019 with December 2018 in the plus and minus 100bps parallel shocks, respectively.
The increase in the sensitivity of NII for 12 months in the plus 100bps parallel shock was mainly driven by sterling-linked amounts due to changes in balance sheet composition, primarily in the UK ring-fenced bank and the non-ring-fenced bank.
The increase in the sensitivity of NII for 12 months in the minus 100bps parallel shock was mainly driven by US dollar-linked amounts due to changes in balance sheet composition and migration of managed rate deposits into term deposits in anticipation of the US Federal Reserve cutting interest rates.
The change in NII sensitivity for five years is also driven by the factors above.
The structural sensitivity of NII arising within the four global businesses, excluding Global Markets, is positive in a rising rate environment and negative in a falling rate environment. Both BSM and Global Markets have NII sensitivity profiles that offset this to some degree. The tables do not include BSM management actions or changes in Global Markets’ net trading income that may further limit the offset.
The NII sensitivity results should not be interpreted as predictive of future performance. The limitations of this analysis are discussed within the ‘Risk management’ section on page 73 of the Annual Report and Accounts 2018.

NII sensitivity to an instantaneous change in yield curves (12 months)
	US dollar	HK dollar	Sterling	Euro	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2019 to Jun 2020 (based on balance sheet at 30 June 2019)
+25bps	56	245	245	98	198	842
-25bps	(129)	(265)	(286)	1	(169)	(848)
+100bps	164	756	967	399	705	2,991
-100bps	(678)	(1,061)	(1,086)	(14)	(724)	(3,563)
Change in Jan 2019 to Dec 2019 (based on balance sheet at 31 Dec 2018)
+25bps	70	232	198	115	213	828
-25bps	(160)	(301)	(244)	8	(187)	(884)
+100bps	147	773	777	408	673	2,778
-100bps	(523)	(1,046)	(1,122)	9	(772)	(3,454)

77	HSBC Holdings plc

NII sensitivity to an instantaneous change in yield curves (5 years)
	Year 1	Year 2	Year 3	Year 4	Year 5	Total
	$m	$m	$m	$m	$m	$m
Change in July 2019 to Jun 2020 (based on balance sheet at 30 June 2019)
+25bps	842	1,198	1,279	1,360	1,423	6,102
-25bps	(848)	(1,339)	(1,379)	(1,456)	(1,562)	(6,584)
+100bps	2,991	4,269	4,762	5,103	5,290	22,415
-100bps	(3,563)	(5,026)	(5,453)	(5,873)	(6,262)	(26,177)
Change in Jan 2019 to Dec 2019 (based on balance sheet at 31 Dec 2018)
+25bps	828	1,155	1,416	1,529	1,428	6,356
-25bps	(884)	(1,127)	(1,206)	(1,296)	(1,597)	(6,110)
+100bps	2,778	3,863	4,542	4,968	5,096	21,247
-100bps	(3,454)	(4,632)	(5,276)	(5,691)	(6,187)	(25,240)

Operational risk profile
Operational risk is the risk to achieving our strategy or objectives as a result of inadequate or failed internal processes, people, systems, or from external events.
During 1H19, we continued to strengthen our approach to managing operational risk, as set out in the operational risk management framework (‘ORMF’). The framework sets out our governance and appetite. It provides a single view of non-financial risks that matter the most and associated controls. It incorporates a risk management system to enable active risk management.
Responsibility for minimising operational risk lies with our people. They are required to manage the operational risks of the business and operational activities for which they are responsible.
A summary of our current policies and practices for the management of operational risk is set out in ‘Operational risk management’ on page 84 of the Annual Report and Accounts 2018.
Operational risk exposures in the first half of 2019
In 1H19, we continued to strengthen the controls that manage our most material risks. Our measures included:

•	We further enhanced our controls to help ensure that we know our customers, ask the right questions, monitor transactions and escalate concerns to detect, prevent and deter financial crime risk.

•	We implemented a number of initiatives to raise our standards in relation to the conduct of our business as described below in ‘Conduct of business’.

•	We increased monitoring and enhanced detective controls to manage fraud risks that arise from new technologies and new ways of banking.

•	We strengthened security controls to help prevent cyber-attacks.

•	We improved controls and security to protect customers when using digital channels.

•	We continued to enhance our third-party risk management capability to help enable the consistent risk assessment of any third-party service and to ensure the continuity of our business operations.
Conduct of business
In the first half of 2019, we continued to promote and encourage good conduct through our people’s behaviour and decision making to deliver fair outcomes for customers and preserve market integrity.
Our 1H19 initiatives included:

•	We developed data and artificial intelligence ethics principles to help ensure we use customer data appropriately, for example in support of digital products and services.

•	In specific markets, we continued to support customers in vulnerable or potentially vulnerable circumstances. This included awareness and training initiatives for our people, and deployment of those with specialist knowledge of conditions such as dementia. Financial inclusion initiatives included activities to combat financial abuse and focus on development of financial education schemes for older customers.

•
We prepared our fifth annual global mandatory training course on conduct for all our people. This training continues to be complemented by multi-channel internal conduct-related communications, with emphasis on sharing examples of good conduct.

•	We expanded recognition programmes across business areas for our people when they deliver exceptional service when working directly with customers or in supporting roles.

Insurance manufacturing operations risk profile
The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as financial risk and insurance risk. Financial risks include market risk, credit risk and liquidity risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to HSBC, the issuer.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture are provided on page 86 of the Annual Report and Accounts 2018.
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2018.
Insurance manufacturing operations risk profile in the first half of 2019
The risk profile of our insurance manufacturing businesses is measured using an economic capital approach. Assets and liabilities are measured on a market value basis, and a capital requirement is defined to ensure that there is a less than one in 200 chance of insolvency over a one-year time horizon, given the risks to which the businesses are exposed. The methodology for the economic capital calculation is largely aligned to the pan-European Solvency II insurance capital regulations. A key risk appetite metric is the economic coverage ratio, which is calculated by dividing the economic net asset value by the economic capital requirement. The business has a current appetite to remain globally above 140% with a tolerance to 110%. In addition to economic capital, the regulatory solvency ratio is also a metric used to manage risk appetite on an entity basis.
The risk profile of our remaining life insurance manufacturing businesses did not change materially during 1H19. The increase in policyholder liabilities during the period to $93.8bn
(31 December 2018: $87.3bn) was primarily a result of increased net premium income and investment returns recognised in policyholder liabilities.

HSBC Holdings plc	78

Risk

The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract[16]
		With DPF	Unit- linked	Other contracts[17]	Shareholder assets and liabilities	Total
	Footnotes	$m	$m	$m	$m	$m
Financial assets		71,737	8,052	16,455	7,817	104,061
– trading assets		—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss		20,349	7,736	3,000	1,610	32,695
– derivatives		163	—	22	3	188
– financial investments at amortised cost		34,754	22	12,462	3,994	51,232
– financial investments at fair value through other comprehensive income		12,249	—	456	1,448	14,153
– other financial assets	18	4,222	294	515	762	5,793
Reinsurance assets		1,325	72	1,445	2	2,844
PVIF	19	—	—	—	8,083	8,083
Other assets and investment properties		2,345	5	190	538	3,078
Total assets at 30 Jun 2019		75,407	8,129	18,090	16,440	118,066
Liabilities under investment contracts designated at fair value		—	1,810	3,935	—	5,745
Liabilities under insurance contracts		74,181	6,183	13,430	—	93,794
Deferred tax	20	192	22	46	1,161	1,421
Other liabilities		—	—	—	3,776	3,776
Total liabilities		74,373	8,015	17,411	4,937	104,736
Total equity		—	—	—	13,330	13,330
Total equity and liabilities at 30 Jun 2019		74,373	8,015	17,411	18,267	118,066

Financial assets		66,735	7,337	15,552	7,120	96,744
– trading assets		—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss		17,855	7,099	3,024	1,264	29,242
– derivatives		200	—	33	4	237
– financial investments at amortised cost		33,575	70	11,597	4,171	49,413
– financial investments at fair value through other comprehensive income		11,499	—	450	1,385	13,334
– other financial assets	18	3,606	168	448	296	4,518
Reinsurance assets		1,255	69	1,368	—	2,692
PVIF	19	—	—	—	7,149	7,149
Other assets and investment properties		2,670	2	235	453	3,360
Total assets at 31 Dec 2018		70,660	7,408	17,155	14,722	109,945
Liabilities under investment contracts designated at fair value		—	1,574	3,884	—	5,458
Liabilities under insurance contracts		69,269	5,789	12,272	—	87,330
Deferred tax	20	179	21	15	1,051	1,266
Other liabilities		—	—	—	3,659	3,659
Total liabilities		69,448	7,384	16,171	4,710	97,713
Total equity		—	—	—	12,232	12,232
Total equity and liabilities at 31 Dec 2018		69,448	7,384	16,171	16,942	109,945
For footnotes, see page 79.

79	HSBC Holdings plc

Footnotes to Risk
Credit risk profile

1	Total ECL is recognised in the loss allowance for the financial asset unless total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2
Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’, as presented within the consolidated balance sheet on page 86, includes both financial and non-financial assets.

3	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4
Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

5	Purchased or originated credit impaired ('POCI').
6	Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts.
7
The 31 December 2018 comparative ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers‘ disclosure presents ‘New financial assets originated or purchased’, ‘Assets derecognised (including final repayments)’ and ‘Changes to risk parameters – further lending/repayments’ under ‘Net new lending and further lending/repayments’. To provide greater granularity, these amounts have been separately presented in the 30 June 2019 disclosure. The 31 December 2018 total ECL income statement change of $1,893m is attributable to $501m for the six months ended 30 June 2018 and $1,392m to the six months ended 31 December 2018.

8
For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.

9	US mortgage-backed securities.
10
Included in loans and other credit-related commitments and financial guarantees is $97bn (31 December 2018: $65bn) relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.

11	Real estate lending within this disclosure corresponds solely to the industry of the borrower.

Liquidity and funding risk profile

12
The Hongkong and Shanghai Banking Corporation – Hong Kong branch and The Hongkong and Shanghai Banking Corporation – Singapore branch represent the material activities of The Hongkong and Shanghai Banking Corporation. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.

13
The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the Group Management Board.

14	The comparative figure for June 2018 has been re-presented to reflect revised data.
Market risk profile

15
When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) Total VaR measures in this table.

Insurance manufacturing operations risk profile

16	Does not include associates (Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited).
17	‘Other contracts’ includes term assurance, credit life insurance, universal life insurance and certain investment contracts not included in the ‘Unit-linked’ or ‘With DPF’ columns.
18	Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
19	Present value of in-force long-term insurance business.
20	‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

HSBC Holdings plc	80

Capital

Our objective in managing Group capital is to maintain appropriate levels to support our business strategy, and meet our regulatory and stress testing related requirements.

Capital overview

Capital ratios[1]
	At
	30 Jun	31 Dec
	2019	2018
	%	%
Transitional basis
Common equity tier 1 ratio	14.3	14.0
Tier 1 ratio	17.2	17.0
Total capital ratio	20.1	20.0
End point basis
Common equity tier 1 ratio	14.3	14.0
Tier 1 ratio	16.9	16.6
Total capital ratio	18.7	19.4

Total regulatory capital and risk-weighted assets[1]
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Transitional basis
Common equity tier 1 capital	126,949	121,022
Additional tier 1 capital	25,878	26,120
Tier 2 capital	25,432	26,096
Total regulatory capital	178,259	173,238
Risk-weighted assets	885,971	865,318
End point basis
Common equity tier 1 capital	126,949	121,022
Additional tier 1 capital	22,363	22,525
Tier 2 capital	16,107	24,511
Total regulatory capital	165,419	168,058
Risk-weighted assets	885,971	865,318

RWAs by risk type
	RWAs	Capital required2
	$bn	$bn
Credit risk	709.5	56.8
Counterparty credit risk	50.6	4.0
Market risk	34.8	2.8
Operational risk	91.1	7.3
At 30 Jun 2019	886.0	70.9

1
Capital figures and ratios at 30 June 2019 are calculated in accordance with the revisions to the Capital Requirements Regulation (‘CRR II’). Prior period capital figures are reported under the Capital Requirements Regulation and Directive (‘CRD IV’). Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a of the Capital Requirements Regulation.

2	‘Capital required’ represents the minimum total capital charge set at 8% of risk-weighted assets by article 92 of the Capital Requirements Regulation.

Capital management
Approach and policy
Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory capital requirements at all times.
Our policy on capital management is underpinned by a capital management framework and our internal capital adequacy assessment process (‘ICAAP’), which helps enable us to manage our capital in a consistent manner. The framework incorporates a number of different capital measures calculated on an economic capital and regulatory capital basis. The ICAAP is an assessment of our capital position, outlining both regulatory and internal capital resources and requirements with our business model, strategy, performance and planning, risks to capital, and the implications of stress testing to capital.
Our assessment of capital adequacy is aligned to our assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, residual risk and interest rate risk in the banking book.
Planning and performance
Capital and risk-weighted asset (‘RWA’) plans form part of the annual operating plan that is approved by the Board. Revised RWA forecasts are submitted to the Group Management Board on a monthly basis, and reported RWAs are monitored against the plan.
The responsibility for global capital allocation principles rests with the Group Chief Financial Officer. Through our internal governance processes, we seek to maintain discipline over our investment and capital allocation decisions, and seek to ensure that returns on investment meet the Group’s management objectives. Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified and in order to meet their regulatory and economic capital needs.
We manage business returns by using a return on tangible equity (‘RoTE’) measure.
Risks to capital
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs and/or capital position. The Downside or Upside scenarios are assessed against our capital management objectives and mitigating actions are assigned as necessary.
We closely monitor and consider future regulatory change. We continue to evaluate the impact upon our capital requirements of regulatory developments, including the amendments to the Capital Requirements Regulation, the Basel III reforms package, and the UK’s withdrawal from the EU. There remains a significant degree of uncertainty due to the number of national discretions within Basel’s reforms, the need for further supporting technical standards to be developed and the lack of clarity regarding their implementation following the UK’s withdrawal from the EU.
Although it remains premature to provide details of an impact, we currently anticipate potential for an increase in RWAs. The primary drivers include changes in market risk, operational risk calculations and credit valuation adjustment (‘CVA’) methodologies, as well as the potential loss of equivalence for certain investments in funds and the introduction of an output floor.
Further details can be found in the ‘Regulatory developments’ section of the Group’s Pillar 3 Disclosures at 30 June 2019.
Stress testing
In addition to annual internal stress tests, we are subject to supervisory stress testing in many jurisdictions. Supervisory stress testing requirements are increasing in frequency and in the granularity with which the results are required. These exercises

81	HSBC Holdings plc

include the programmes of the UK Prudential Regulation Authority (‘PRA’), the US Federal Reserve Board, the European Banking Authority, the European Central Bank and the Hong Kong Monetary Authority, as well as stress tests undertaken in other jurisdictions. We take into account the results of regulatory stress testing and our internal stress tests when assessing our internal capital requirements. The outcome of stress testing exercises carried out by the PRA also feeds into a PRA buffer under Pillar 2 requirements, where required.
Capital generation
HSBC Holdings is the provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investment in subsidiaries, including management of double leverage.

Double leverage is a measure of holding company leverage, and reflects the extent to which equity investments in operating entities are funded by holding company debt. Where Group capital requirements are less than the aggregate of operating entity capital requirements, double leverage can be used to improve Group capital efficiency provided it is managed appropriately.
HSBC manages double leverage having close regard to rating agency and regulatory constraints, notably PRA policy in this area. As a matter of long-standing policy, the holding company retains a substantial portfolio of high-quality liquid assets (currently in excess of $12bn) to mitigate holding company cash flow risk arising from double leverage and underpin the strength of support the holding company can offer its subsidiaries in times of stress. Further mitigation is provided by additional tier 1 (‘AT1’) securities issued in excess of the regulatory requirements of our subsidiaries.

Own funds

Own funds disclosure
		At
		30 Jun	31 Dec
		2019	2018
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	161,348	155,483
28	Total regulatory adjustments to common equity tier 1	(34,399)	(34,461)
29	Common equity tier 1 capital	126,949	121,022
36	Additional tier 1 capital before regulatory adjustments	25,938	26,180
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	25,878	26,120
45	Tier 1 capital	152,827	147,142
51	Tier 2 capital before regulatory adjustments	26,625	26,729
57	Total regulatory adjustments to tier 2 capital	(1,193)	(633)
58	Tier 2 capital	25,432	26,096
59	Total capital	178,259	173,238
60	Total risk-weighted assets	885,971	865,318
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.3	14.0
62	Tier 1 ratio	17.2	17.0
63	Total capital ratio	20.1	20.0

*	The references identify the lines prescribed in the EBA template.
At 30 June 2019, our common equity tier 1 (‘CET1’) capital ratio increased to 14.3% from 14.0% at 31 December 2018. This was primarily due to CET1 capital growth during the period and was partly offset by the $20.7bn rise in RWAs.
CET1 capital increased in 1H19 by $5.9bn, mainly as a result of:

•	capital generation of $4.7bn through profits, net of cash and scrip dividends;

•	a $1.3bn increase in the fair value through other comprehensive income reserve; and

•	a $0.6bn decrease in threshold deductions as a result of an increase in the CET1 capital base.

These increases were partly offset by a $1.6bn increase in the deduction for goodwill and intangible assets.
As part of a review of the Group’s outstanding capital instruments, it was determined that six tier 2 instruments issued by HSBC USA Inc, HSBC Finance Corporation and HSBC Bank Canada should no longer be included in tier 2 capital for the Group. The instruments with a total face value of $1.7bn were previously designated as grandfathered tier 2 under prevailing regulation and contributed $0.7bn to the Group’s tier 2 capital at 31 March 2019. The local capital treatment of these instruments is unchanged.

HSBC Holdings plc	82

Capital

Risk-weighted assets
RWAs
Risk-weighted assets (‘RWAs’) increased by $20.7bn during the first half of the year, including an increase of $1.1bn due to foreign currency translation differences. Excluding foreign currency translation differences, the $19.6bn increase comprised growth of $27.8bn from asset size, $1.4bn from changes in asset quality, and $0.3bn from acquisitions and disposals, partly offset by reductions of $9.6bn due to methodology and policy changes and $0.3bn from model updates.
The following comments describe RWA movements excluding foreign currency translation differences.
Asset size
The $27.8bn increase due to asset size movements included lending growth of $11.5bn in CMB, $3.3bn in RBWM and $1.8bn in GB&M, mostly in Asia, Europe and Latin America.
Corporate Centre RWAs grew by $4.8bn, largely in Asia, notably as a result of a $1.9bn increase in the value of significant holdings and a $1.3bn increase from money market lending.
An increase of $4.6bn in GB&M counterparty credit risks, mostly in Europe, largely comprised mark-to-market movements that included the effects of heightened market uncertainty, increased volumes of securities financing transactions, and new derivative trades. Market risk RWAs increased by $1.8bn, notably due to higher sovereign exposures.

Asset quality
The $1.4bn increase in RWAs from asset quality was concentrated in CMB, Corporate Centre and GB&M. There was a $2.4bn increase in Europe and Asia, which was partly offset by a decrease of $1bn across North America and Latin America. These movements were primarily due to changes in portfolio mix.
Acquisitions and disposals
The merger in June between The Saudi British Bank and Alawwal bank increased RWAs attributable to HSBC’s interests in associates by $0.3bn.
Methodology and policy
The $9.6bn reduction in RWAs due to methodology and policy changes largely comprised $11.1bn of management initiatives and a $2.8bn decrease in market risk RWAs due to increased diversification benefits following regulatory approval to expand the scope of consolidation. These were partly offset by a $4.5bn increase in tangible fixed assets within Corporate Centre as a result of implementing IFRS 16 ‘Leases’ with effect from 1 January 2019, recognising right-of-use assets previously accounted for under operating leases.
Model updates
The $0.3bn reduction in RWAs from model updates mainly resulted from the application of internal ratings based models to receivables finance in North America.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	101.2	303.2	172.6	13.4	119.1	709.5
Counterparty credit risk	—	—	48.7	0.3	1.6	50.6
Market risk	—	—	32.3	—	2.5	34.8
Operational risk	27.8	24.4	30.9	2.8	5.2	91.1
At 30 Jun 2019	129.0	327.6	284.5	16.5	128.4	886.0

RWAs by geographical region
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		224.4	301.9	47.8	104.0	31.4	709.5
Counterparty credit risk		29.1	9.6	1.3	9.2	1.4	50.6
Market risk	1	28.6	20.7	1.6	8.6	1.7	34.8
Operational risk		27.3	39.5	6.8	11.7	5.8	91.1
At 30 Jun 2019		309.4	371.7	57.5	133.5	40.3	886.0

1	Market risk RWAs are non-additive across geographical regions due to diversification effects within the Group.

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2019	126.9	321.2	248.6	16.8	116.0	35.8	865.3
Asset size	3.3	11.5	6.4	—	4.8	1.8	27.8
Asset quality	(0.2)	0.7	0.4	(0.2)	0.7	—	1.4
Model updates	(0.1)	—	(0.2)	—	—	—	(0.3)
Methodology and policy	(1.0)	(6.2)	(3.3)	(0.1)	3.8	(2.8)	(9.6)
Acquisitions and disposals	—	—	—	—	0.3	—	0.3
Foreign exchange movements	0.1	0.4	0.3	—	0.3	—	1.1
Total RWA movement	2.1	6.4	3.6	(0.3)	9.9	(1.0)	20.7
RWAs at 30 Jun 2019	129.0	327.6	252.2	16.5	125.9	34.8	886.0

83	HSBC Holdings plc

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2019	274.1	340.6	54.8	123.1	36.9	35.8	865.3
Asset size	9.0	12.8	1.0	1.2	2.0	1.8	27.8
Asset quality	1.1	1.3	—	(0.5)	(0.5)	—	1.4
Model updates	(0.1)	—	—	(0.2)	—	—	(0.3)
Methodology and policy	(2.6)	(4.5)	(0.2)	0.3	0.2	(2.8)	(9.6)
Acquisitions and disposals	—	—	0.3	—	—	—	0.3
Foreign exchange movements	(0.7)	0.8	—	1.0	—	—	1.1
Total RWA movement	6.7	10.4	1.1	1.8	1.7	(1.0)	20.7
RWAs at 30 Jun 2019	280.8	351.0	55.9	124.9	38.6	34.8	886.0

Leverage ratio

		30 Jun	31 Dec
		2019	2018
Ref*		$bn	$bn
20	Tier 1 capital	149.3	143.5
21	Total leverage ratio exposure	2,786.5	2,614.9
		%	%
22	Leverage ratio	5.4	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average[1]	2,550.1	2,464.4
		%	%
	UK leverage ratio – quarterly average	5.8	5.8
	UK leverage ratio – quarter end	5.8	6.0

*	The references identify the lines prescribed in the EBA template.

1	UK leverage ratio here and below denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework

Our leverage ratio calculated in accordance with the Capital Requirements Regulation was 5.4% at 30 June 2019, down from 5.5% at 31 December 2018, mainly due to balance sheet growth.
The Group’s UK leverage ratio at 30 June 2019 was 5.8%. This measure excludes qualifying central bank balances from the calculation of exposure.
At 30 June 2019, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These additional buffers translated into capital values of $18.0bn and $6.1bn, respectively. We exceeded these leverage requirements.

Regulatory disclosures
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2019 is expected to be published on or around 5 August 2019 on our website, www.hsbc.com/investors.

HSBC Holdings plc	84

Financial statements (unaudited)

Consolidated income statement
		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Notes	$m	$m	$m
Net interest income		15,240	15,100	15,389
– interest income		27,750	23,422	26,187
– interest expense		(12,510)	(8,322)	(10,798)
Net fee income	2	6,124	6,767	5,853
– fee income		7,804	8,469	7,575
– fee expense		(1,680)	(1,702)	(1,722)
Net income from financial instruments held for trading or managed on a fair value basis		5,331	4,883	4,648
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		2,196	(222)	(1,266)
Changes in fair value of long-term debt and related derivatives		88	(126)	29
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		457	345	350
Gains less losses from financial investments		201	124	94
Dividend income		38	41	34
Net insurance premium income		6,323	5,776	4,883
Other operating income		2,034	359	526
Total operating income		38,032	33,047	30,540
Net insurance claims and benefits paid and movement in liabilities to policyholders		(8,660)	(5,760)	(4,047)
Net operating income before change in expected credit losses and other credit impairment charges		29,372	27,287	26,493
Change in expected credit losses and other credit impairment charges		(1,140)	(407)	(1,360)
Net operating income		28,232	26,880	25,133
Employee compensation and benefits		(9,255)	(8,836)	(8,537)
General and administrative expenses		(6,372)	(7,767)	(7,586)
Depreciation and impairment of property, plant and equipment and right-of-use assets[1]		(1,010)	(568)	(551)
Amortisation and impairment of intangible assets and goodwill		(512)	(378)	(436)
Total operating expenses		(17,149)	(17,549)	(17,110)
Operating profit		11,083	9,331	8,023
Share of profit in associates and joint ventures		1,324	1,381	1,155
Profit before tax		12,407	10,712	9,178
Tax expense		(2,470)	(2,296)	(2,569)
Profit for the period		9,937	8,416	6,609
Attributable to:
– ordinary shareholders of the parent company		8,507	7,173	5,435
– preference shareholders of the parent company		45	45	45
– other equity holders		664	530	499
– non-controlling interests		721	668	630
Profit for the period		9,937	8,416	6,609
		$	$	$
Basic earnings per ordinary share	4	0.42	0.36	0.27
Diluted earnings per ordinary share	4	0.42	0.36	0.27
The accompanying notes on pages 91 to 111, the sections in ‘Global businesses’ (excluding adjusted risk-weighted assets and ‘Reconciliation of reported and adjusted items – global businesses’) on pages 29 to 32, and the following disclosures in the Risk section on pages 58 to 72 form an integral part of these financial statements: ‘Distribution of financial instruments to which the impairment requirements of IFRS 9 are applied, by credit quality and stage allocation’ and ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’.

For footnotes, see page 90.
For Notes, see page 91.

85	HSBC Holdings plc

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit for the period	9,937	8,416	6,609
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	1,015	(265)	22
– fair value gains/(losses)	2,141	(658)	490
– fair value (gains)/losses transferred to the income statement on disposal	(794)	329	(424)
– expected credit losses recognised in income statement	(5)	(91)	(3)
– income taxes	(327)	155	(41)
Cash flow hedges	239	(68)	87
– fair value gains/(losses)	241	(276)	9
– fair value losses reclassified to the income statement	68	184	133
– income taxes and other movements	(70)	24	(55)
Share of other comprehensive income/(expense) of associates and joint ventures	73	(57)	(7)
– share for the period	85	(57)	(7)
– fair value gains transferred to the income statement on disposal	(12)	—	—
Exchange differences	109	(4,252)	(2,904)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(45)	297	(626)
– before income taxes	(50)	421	(809)
– income taxes	5	(124)	183
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(1,445)	1,345	1,502
– before income taxes	(1,816)	1,653	1,953
– income taxes	371	(308)	(451)
Equity instruments designated at fair value through other comprehensive income	268	(30)	3
– fair value gains/(losses)	265	(26)	(45)
– income taxes	3	(4)	48
Effects of hyperinflation	113	—	283
Other comprehensive expense for the period, net of tax	327	(3,030)	(1,640)
Total comprehensive income for the period	10,264	5,386	4,969
Attributable to:
– ordinary shareholders of the parent company	8,741	4,229	3,854
– preference shareholders of the parent company	45	45	45
– other equity holders	664	530	499
– non-controlling interests	814	582	571
Total comprehensive income for the period	10,264	5,386	4,969

HSBC Holdings plc	86

Financial statements (unaudited)

Consolidated balance sheet
		At
		30 Jun	31 Dec
		2019	2018
	Notes	$m	$m
Assets
Cash and balances at central banks		171,090	162,843
Items in the course of collection from other banks		8,673	5,787
Hong Kong Government certificates of indebtedness		36,492	35,859
Trading assets		271,424	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss		41,043	41,111
Derivatives	7	233,621	207,825
Loans and advances to banks		82,397	72,167
Loans and advances to customers		1,021,632	981,696
Reverse repurchase agreements – non-trading		233,079	242,804
Financial investments	8	428,101	407,433
Prepayments, accrued income and other assets		168,880	110,571
Current tax assets		804	684
Interests in associates and joint ventures	9	23,892	22,407
Goodwill and intangible assets		25,733	24,357
Deferred tax assets		4,412	4,450
Total assets		2,751,273	2,558,124
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation		36,492	35,859
Deposits by banks		71,051	56,331
Customer accounts		1,380,124	1,362,643
Repurchase agreements – non-trading		184,497	165,884
Items in the course of transmission to other banks		9,178	5,641
Trading liabilities		94,149	84,431
Financial liabilities designated at fair value		165,104	148,505
Derivatives	7	229,903	205,835
Debt securities in issue		103,663	85,342
Accruals, deferred income and other liabilities		152,052	97,380
Current tax liabilities		1,653	718
Liabilities under insurance contracts		93,794	87,330
Provisions	10	3,025	2,920
Deferred tax liabilities		2,820	2,619
Subordinated liabilities		22,894	22,437
Total liabilities		2,550,399	2,363,875
Equity
Called up share capital		10,281	10,180
Share premium account		13,998	13,609
Other equity instruments		22,367	22,367
Other reserves		3,437	1,906
Retained earnings		142,593	138,191
Total shareholders’ equity		192,676	186,253
Non-controlling interests		8,198	7,996
Total equity		200,874	194,249
Total liabilities and equity		2,751,273	2,558,124
For Notes, see page 91.

87	HSBC Holdings plc

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit before tax	12,407	10,712	9,178
Adjustments for non-cash items:
Depreciation and amortisation[1]	1,522	946	987
Net (gain)/loss from investing activities	(352)	85	(211)
Share of profit in associates and joint ventures	(1,324)	(1,381)	(1,155)
Gain on disposal of subsidiaries, businesses, associates and joint ventures	(828)	—	—
Change in expected credit losses gross of recoveries and other credit impairment charges	1,347	680	1,600
Provisions including pensions	1,012	1,244	700
Share-based payment expense	288	274	176
Other non-cash items included in profit before tax	(1,401)	(899)	(404)
Change in operating assets	(98,152)	(68,860)	14,657
Change in operating liabilities	136,627	71,964	(20,708)
Elimination of exchange differences[2]	(9,281)	(5,967)	11,168
Dividends received from associates	170	126	784
Contributions paid to defined benefit plans	(153)	(103)	(229)
Tax paid	(1,347)	(1,116)	(2,301)
Net cash from operating activities	40,535	7,705	14,242
Purchase of financial investments	(234,762)	(207,747)	(192,824)
Proceeds from the sale and maturity of financial investments	204,600	210,880	175,176
Net cash flows from the purchase and sale of property, plant and equipment	(532)	(520)	(676)
Net cash flows from purchase/(disposal) of customer and loan portfolios	435	(542)	338
Net investment in intangible assets	(951)	(751)	(1,097)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	(75)	(19)	23
Net cash from investing activities	(31,285)	1,301	(19,060)
Issue of ordinary share capital and other equity instruments	—	4,150	1,851
Cancellation of shares	—	(986)	(1,012)
Net sales of own shares for market-making and investment purposes	27	43	90
Redemption of preference shares and other equity instruments	—	(6,078)	—
Subordinated loan capital repaid	(4,138)	(4,020)	(57)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,271)	(4,965)	(5,797)
Net cash from financing activities	(8,382)	(11,856)	(4,925)
Net increase/(decrease) in cash and cash equivalents	868	(2,850)	(9,743)
Cash and cash equivalents at the beginning of the period[9]	311,153	333,912	324,901
Exchange differences in respect of cash and cash equivalents	(46)	(6,161)	(4,005)
Cash and cash equivalents at the end of the period[9]	311,975	324,901	311,153
For footnotes, see page 90.

HSBC Holdings plc	88

Financial statements (unaudited)

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
Profit for the period	—	—	9,216	—	—	—	—	9,216	721	9,937
Other comprehensive income (net of tax)	—	—	(1,297)	1,202	237	92	—	234	93	327
– debt instruments at fair value through other comprehensive income	—	—	—	1,001	—	—	—	1,001	14	1,015
– equity instruments designated at fair value through other comprehensive income	—	—	—	201	—	—	—	201	67	268
– cash flow hedges	—	—	—	—	237	—	—	237	2	239
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(1,445)	—	—	—	—	(1,445)	—	(1,445)
– remeasurement of defined benefit asset/liability	—	—	(38)	—	—	—	—	(38)	(7)	(45)
– share of other comprehensive income of associates and joint ventures	—	—	73	—	—	—	—	73	—	73
– effects of hyperinflation	—	—	113	—	—	—	—	113	—	113
– exchange differences	—	—	—	—	—	92	—	92	17	109
Total comprehensive income for the period	—	—	7,919	1,202	237	92	—	9,450	814	10,264
Shares issued under employee remuneration and share plans	490	—	(475)	—	—	—	—	15	—	15
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,160	—	—	—	—	1,160	—	1,160
Dividends to shareholders[8]	—	—	(4,915)	—	—	—	—	(4,915)	(516)	(5,431)
Cost of share-based payment arrangements	—	—	255	—	—	—	—	255	—	255
Other movements	—	—	458	—	—	—	—	458	(96)	362
At 30 Jun 2019	24,279	22,367	142,593	(330)	31	(26,041)	29,777	192,676	8,198	200,874

At 1 Jan 2018	20,337	22,250	139,414	(1,371)	(222)	(19,072)	27,308	188,644	7,580	196,224
Profit for the period	—	—	7,748	—	—	—	—	7,748	668	8,416
Other comprehensive income (net of tax)	—	—	1,589	(273)	(66)	(4,194)	—	(2,944)	(86)	(3,030)
– debt instruments at fair value through other comprehensive income	—	—	—	(264)	—	—	—	(264)	(1)	(265)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(9)	—	—	—	(9)	(21)	(30)
– cash flow hedges	—	—	—	—	(66)	—	—	(66)	(2)	(68)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	1,346	—	—	—	—	1,346	(1)	1,345
– remeasurement of defined benefit asset/liability	—	—	300	—	—	—	—	300	(3)	297
– share of other comprehensive income of associates and joint ventures	—	—	(57)	—	—	—	—	(57)	—	(57)
– exchange differences	—	—	—	—	—	(4,194)	—	(4,194)	(58)	(4,252)
Total comprehensive income for the period	—	—	9,337	(273)	(66)	(4,194)	—	4,804	582	5,386
Shares issued under employee remuneration and share plans	582	—	(570)	—	—	—	—	12	—	12
Shares issued in lieu of dividends and amounts arising thereon	—	—	606	—	—	—	—	606	—	606
Capital securities issued[3]	—	4,150	—	—	—	—	—	4,150	—	4,150
Dividends to shareholders	—	—	(6,904)	—	—	—	—	(6,904)	(461)	(7,365)
Redemption of securities[4]	—	(5,827)	(237)	—	—	—	—	(6,064)	—	(6,064)
Cost of share-based payment arrangements	—	—	274	—	—	—	—	274	—	274
Cancellation of shares[5]	(986)	—	(1,014)	—	—	—	—	(2,000)	—	(2,000)
Other movements	—	—	2	83	—	—	—	85	(14)	71
At 30 Jun 2018	19,933	20,573	140,908	(1,561)	(288)	(23,266)	27,308	183,607	7,687	191,294

89	HSBC Holdings plc

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2018	19,933	20,573	140,908	(1,561)	(288)	(23,266)	27,308	183,607	7,687	191,294
Profit for the period	—	—	5,979	—	—	—	—	5,979	630	6,609
Other comprehensive income (net of tax)	—	—	1,176	28	82	(2,867)	—	(1,581)	(59)	(1,640)
– debt instruments at fair value through other comprehensive income	—	—	—	19	—	—	—	19	3	22
– equity instruments designated at fair value through other comprehensive income	—	—	—	9	—	—	—	9	(6)	3
– cash flow hedges	—	—	—	—	82	—	—	82	5	87
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	1,501	—	—	—	—	1,501	1	1,502
– remeasurement of defined benefit asset/liability	—	—	(601)	—	—	—	—	(601)	(25)	(626)
– share of other comprehensive income of associates and joint ventures	—	—	(7)	—	—	—	—	(7)	—	(7)
– effects of hyperinflation	—	—	283	—	—	—	—	283	—	283
– exchange differences	—	—	—	—	—	(2,867)	—	(2,867)	(37)	(2,904)
Total comprehensive income for the period	—	—	7,155	28	82	(2,867)	—	4,398	571	4,969
Shares issued under employee remuneration and share plans	139	—	(40)	—	—	—	—	99	—	99
Shares issued in lieu of dividends and amounts arising thereon	—	—	888	—	—	—	—	888	—	888
Capital securities issued[3]	—	1,818	—	—	—	—	—	1,818	—	1,818
Dividends to shareholders	—	—	(4,643)	—	—	—	—	(4,643)	(249)	(4,892)
Redemption of securities[4]	—	(24)	—	—	—	—	—	(24)	—	(24)
Transfers[6]	—	—	(2,200)	—	—	—	2,200	—	—	—
Cost of share-based payment arrangements	—	—	176	—	—	—	—	176	—	176
Cancellation of shares[7]	3,717	—	(3,984)	—	—	—	269	2	—	2
Other movements	—	—	(69)	1	—	—	—	(68)	(13)	(81)
At 31 Dec 2018	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
For footnotes, see page 90.

HSBC Holdings plc	90

Financial statements (unaudited) | Notes on the financial statements

Footnotes to financial statements

1	The impact of the right-of-use assets recognised under IFRS 16 at the beginning of 2019 is not recognised in 2018.

2
The adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

3
During 1H18, HSBC Holdings issued $4,150m of perpetual subordinated contingent convertible capital securities, on which there were $8m of external issuance costs, $34m of intra-Group issuance costs and $8m of tax benefits. During 2H18 HSBC Holdings issued £1,000m and SGD750m of perpetual subordinated contingent convertible capital securities, on which there were $52m of external issuance costs, $15m of intra-Group issuance costs and $3m of tax benefits. Under IFRSs these issuance costs and tax benefits are classified as equity.

4
During 1H18, HSBC Holdings redeemed its $2,200m 8.125% perpetual subordinated capital securities and its $3,800m 8.000% perpetual subordinated capital securities, Series 2, on which there were $172m of external issuance costs. Under IFRSs external issuance costs are classified as equity.

5	For further details refer to Note 32 in the Annual Report and Accounts 2018. Relates to the $2,000m share buy-back announced in May 2018.

6
Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. A part reversal of this impairment results in a transfer from retained earnings back to the merger reserve of $2,200m.

7
This includes a re-presentation of the cancellation of shares to retained earnings and capital redemption reserve in respect of the 2017 share buy-back, under which retained earnings have been reduced by $3,000m, called up capital and share premium increased by $2,836m and other reserves increased by $164m. The remaining balance relates to the May 2018 share buy-back which completed in August 2018.

8
At 30 June 2019, HSBC changed its accounting practice on the recognition of interim dividends to recognise them on the date of payment rather than the date of declaration, in line with generally accepted accounting practice. Prior periods have not been restated as all the relevant amounts are clearly disclosed, and the impact of the change in practice is not considered material.

9
At 30 June 2019, HSBC changed its accounting practice to include settlement accounts with bank counterparties of one month or less on a net basis. Comparatives have been re-presented and also include other cash equivalents not included in 2018 cash and cash equivalents. The net effect of these changes increased cash and cash equivalents by $10.8bn (30 Jun 2018: $15.2bn and 31 Dec 2018: $10.1bn).

91	HSBC Holdings plc

Notes on the financial statements
		Page			Page
1	Basis of preparation and significant accounting policies	92	9	Interests in associates and joint ventures	103
2	Net fee income	93	10	Provisions	105
3	Dividends	93	11	Contingent liabilities, contractual commitments and guarantees	107
4	Earnings per share	94	12	Legal proceedings and regulatory matters	107
5	Fair values of financial instruments carried at fair value	95	13	Transactions with related parties	111
6	Fair values of financial instruments not carried at fair value	101	14	Events after the balance sheet date	112
7	Derivatives	102	15	Interim Report 2019 and statutory accounts	112
8	Financial investments	103

1	Basis of preparation and significant accounting policies

(a)	Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2018. These financial statements should be read in conjunction with the Annual Report and Accounts 2018 and the information about the application of IFRS 16 ‘Leases’ set out below.
At 30 June 2019, there were no unendorsed standards effective for the half-year to 30 June 2019 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2019
IFRS 16 ‘Leases’
On 1 January 2019, we adopted the requirements of IFRS 16 retrospectively. The cumulative effect of initially applying the standard was recognised as an adjustment to the opening balance of retained earnings at that date. Comparatives were not restated. The adoption of the standard increased assets by $5bn and increased financial liabilities by the same amount with no effect on net assets or retained earnings.
On adoption of IFRS 16, we recognised lease liabilities in relation to leases that had previously been classified as ‘operating leases’ in accordance with IAS 17 ‘Leases’. These liabilities were recognised in ’other liabilities’ and measured at the present value of the remaining lease payments, discounted at the lessee’s incremental borrowing rate at 1 January 2019. The associated right of use (‘ROU’) assets were recognised in ’other assets’ and measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments or provisions for onerous leases recognised on the balance sheet at 31 December 2018. In addition, the following practical expedients permitted by the standard were applied:

•	reliance was placed on previous assessments on whether leases were onerous;

•	operating leases with a remaining lease term of less than 12 months at 1 January 2019 were treated as short-term leases; and

•	initial direct costs were not included in the measurement of ROU assets for leases previously accounted for as operating leases.
The differences between IAS 17 and IFRS 16 are summarised in the table below:

IAS 17	IFRS 16
Leases were classified as either finance or operating leases. Payments made under operating leases were charged to profit or loss on a straight-line basis over the period of the lease.
Leases are recognised as an ROU asset and a corresponding liability at the date at which the leased asset is made available for use. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant period rate of interest on the remaining balance of the liability. The ROU asset is depreciated over the shorter of the ROU asset’s useful economic life and the lease term on a straight-line basis.
In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option over the planning horizon of five years.
In general, it is not expected that the discount rate implicit in the lease is available so the lessee’s incremental borrowing rate is used. This is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value in a similar economic environment with similar terms and conditions. The rates are determined for each economic environment in which we operate and for each term by adjusting swap rates with funding spreads (own credit spread) and cross-currency basis where appropriate.

Amendment to IAS 12 ‘Income Taxes’
An amendment to IAS 12 was issued in December 2017 as part of the annual improvement cycle. The amendment clarifies that an entity should recognise the tax consequences of dividends where the transactions or events that generated the distributable profits are recognised. This amendment was applied on 1 January 2019 and had no material impact. Comparatives have not been restated.

HSBC Holdings plc	92

Notes on the financial statements (unaudited)

(b)	Use of estimates and judgements
Management believes that our critical accounting estimates and judgements are those that relate to the effect on hedge accounting of the fundamental review and reform of the major interest rate benchmarks, impairment of amortised cost and FVOCI financial assets, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There were no changes in the current period to the critical accounting estimates and judgements applied in 2018, which are stated on pages 35 and 226 of the Annual Report and Accounts 2018.

(c)	Composition of Group
There were no material changes in the composition of the Group in the half-year to 30 June 2019.

(d)	Future accounting developments
IFRS 17 ‘Insurance Contracts’ was issued in May 2017 and has not been endorsed for use in the EU. It sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is currently effective from
1 January 2021. However, the IASB is consulting on delaying the mandatory implementation date by one year and may make additional changes to the standard. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard is still developing and there may be changes to implementation decisions as practice evolves, therefore the likely impact of its implementation remains uncertain.

(e)	Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

(f)	Accounting policies
Except as described above and in footnotes 8 and 9 on page 90, the accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 224 to 237 of the Annual Report and Accounts 2018, as are the methods of computation.

2	Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Net fee income by product
Funds under management	1,067	1,149	1,072
Account services	1,034	1,156	1,021
Cards	968	965	991
Credit facilities	805	897	826
Unit trusts	546	613	425
Broking income	544	710	500
Underwriting	446	431	292
Remittances	373	361	417
Global custody	342	378	358
Imports/exports	338	362	347
Insurance agency commission	200	233	171
Other	1,141	1,214	1,155
Fee income	7,804	8,469	7,575
Less: fee expense	(1,680)	(1,702)	(1,722)
Net fee income	6,124	6,767	5,853
Net fee income by global business
Retail Banking and Wealth Management	2,498	2,795	2,403
Commercial Banking	1,781	1,874	1,681
Global Banking and Markets	1,499	1,745	1,484
Global Private Banking	375	389	353
Corporate Centre	(29)	(36)	(68)

3	Dividends
A first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2019 was declared by the Directors on 3 May 2019. This distribution, amounting to $2,023m, was paid on 5 July 2019.
On 5 August 2019, the Directors declared a second interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2019. This distribution amounts to approximately $2,028m and will be payable on 26 September 2019. No liability is recognised in the financial statements in respect of these dividends.

93	HSBC Holdings plc

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2019			30 Jun 2018			31 Dec 2018
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,206	1,160	0.21	4,197	393	—	—	—
In respect of current year:
– first interim dividend[1]	—	—	—	0.10	2,008	213	—	—	—
– second interim dividend	—	—	—	—	—	—	0.10	1,990	181
– third interim dividend	—	—	—	—	—	—	0.10	1,992	707
Total	0.21	4,206	1,160	0.31	6,205	606	0.20	3,982	888
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45
Total coupons on capital securities classified as equity		664			654			616
Dividends to shareholders		4,915			6,904			4,643

1
At 30 June 2019, HSBC changed its accounting practice on the recognition of interim dividends to recognise them on the date of payment rather than the date of declaration, in line with generally accepted accounting practice. Prior periods have not been restated as all the relevant amounts are clearly disclosed, and the change is not considered material.

Total coupons on capital securities classified as equity
				Half-year to
				30 Jun	30 Jun	31 Dec
				2019	2018	2018
				Total	Total	Total
	Footnotes	First call date	Per security	$m	$m	$m
Perpetual subordinated capital securities	1
– $2,200m issued at 8.125%		Apr 2013	$2.032	—	89	—
– $3,800m issued at 8.000%		Dec 2015	$2.000	—	76	—
Perpetual subordinated contingent convertible securities	2
– $1,500m issued at 5.625%		Jan 2020	$56.250	42	42	42
– $2,000m issued at 6.875%		Jun 2021	$68.750	69	69	69
– $2,250m issued at 6.375%		Sep 2024	$63.750	72	72	71
– $2,450m issued at 6.375%		Mar 2025	$63.750	78	78	78
– $3,000m issued at 6.000%		May 2027	$60.000	90	90	90
– $2,350m issued at 6.250%		Mar 2023	$62.500	73	—	73
– $1,800m issued at 6.500%		Mar 2028	$65.000	58	—	59
– €1,500m issued at 5.250%		Sep 2022	€52.500	45	48	47
– €1,000m issued at 6.000%		Sep 2023	€60.000	34	36	36
– €1,250m issued at 4.750%		July 2029	€47.500	34	36	34
– SGD1,000m issued at 4.700%		Jun 2022	SGD47.000	17	18	17
– SGD750m issued at 5.000%		Sep 2023	SGD50.000	14	—	—
– £1,000m issued at 5.875%		Sep 2026	£58.750	38	—	—
Total				664	654	616

1
In 2H18, HSBC redeemed the $2,200m and $3,800m perpetual subordinated capital securities. 2018 discretionary coupons were paid quarterly on the perpetual subordinated capital securities, in denominations of $25 per security.

2	Discretionary coupons are paid twice a year on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security in each security’s issuance currency.

4	Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit attributable to shareholders of the parent company	9,216	7,748	5,979
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(664)	(530)	(499)
Profit attributable to ordinary shareholders of the parent company	8,507	7,173	5,435

HSBC Holdings plc	94

Notes on the financial statements (unaudited)

Basic and diluted earnings per share
		Half-year to
		30 Jun 2019			30 Jun 2018			31 Dec 2018
		Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	Footnotes	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	8,507	20,124	0.42	7,173	19,998	0.36	5,435	19,786	0.27
Effect of dilutive potential ordinary shares			65			86			83
Diluted	1	8,507	20,189	0.42	7,173	20,084	0.36	5,435	19,869	0.27

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2019 are consistent with those applied for the Annual Report and Accounts 2018.

Financial instruments carried at fair value and bases of valuation
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	$m	$m	$m	$m
Recurring fair value measurements
At 30 Jun 2019
Assets
Trading assets	203,783	61,968	5,673	271,424
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	26,361	8,095	6,587	41,043
Derivatives	1,307	230,384	1,930	233,621
Financial investments	262,977	81,547	2,363	346,887
Liabilities
Trading liabilities	73,475	20,625	49	94,149
Financial liabilities designated at fair value	8,549	151,159	5,396	165,104
Derivatives	1,436	226,434	2,033	229,903

At 31 Dec 2018
Assets
Trading assets	178,100	53,271	6,759	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	23,125	12,494	5,492	41,111
Derivatives	1,868	203,534	2,423	207,825
Financial investments	263,885	78,882	2,000	344,767
Liabilities
Trading liabilities	66,300	18,073	58	84,431
Financial liabilities designated at fair value	6,815	136,362	5,328	148,505
Derivatives	2,845	201,234	1,756	205,835

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2019
Transfers from Level 1 to Level 2	1,526	663	—	23	117	—	—
Transfers from Level 2 to Level 1	2,696	1,252	347	111	198	—	117

At 31 Dec 2018
Transfers from Level 1 to Level 2	367	435	2	1	79	—	—
Transfers from Level 2 to Level 1	17,861	4,959	85	128	1,821	—	138
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

95	HSBC Holdings plc

Fair value adjustments
We adopt the use of fair value adjustments when we consider there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GB&M. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments
	At
	30 Jun 2019		31 Dec 2018
	GB&M	Corporate Centre	GB&M	Corporate Centre
	$m	$m	$m	$m
Type of adjustment
Risk-related	1,107	128	1,042	138
– bid-offer	418	71	430	76
– uncertainty	114	2	99	6
– credit valuation adjustment	411	48	442	52
– debit valuation adjustment	(129)	—	(198)	—
– funding fair value adjustment	265	7	256	4
– other	28	—	13	—
Model-related	76	3	79	3
– model limitation	68	3	79	3
– other	8	—	—	—
Inception profit (Day 1 P&L reserves)[1]	99	—	85	—
	1,282	131	1,206	141

1	See Note 7 on the financial statements on page 101.
A description of our risk-related and model-related adjustments is provided on pages 252 and 253 of the Annual Report and Accounts 2018.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	611	10	6,125	—	6,746	7	—	—	7
Asset-backed securities	1,116	1,099	30	—	2,245	—	—	—	—
Loans held for securitisation	—	1	43	—	44	—	—	—	—
Structured notes	—	3	—	—	3	42	5,396	—	5,438
Derivatives with monolines	—	—	—	55	55	—	—	—	—
Other derivatives	—	—	—	1,875	1,875	—	—	2,014	2,014
Other portfolios	636	4,560	389	—	5,585	—	—	19	19
At 30 Jun 2019	2,363	5,673	6,587	1,930	16,553	49	5,396	2,033	7,478
Private equity including strategic investments	427	20	5,106	—	5,553	12	—	—	12
Asset-backed securities	1,030	1,140	32	—	2,202	—	—	—	—
Loans held for securitisation	—	—	49	—	49	—	—	—	—
Structured notes	—	3	—	—	3	46	5,328	—	5,374
Derivatives with monolines	—	—	—	65	65	—	—	—	—
Other derivatives	—	—	—	2,358	2,358	—	—	1,755	1,755
Other portfolios	543	5,596	305	—	6,444	—	—	1	1
At 31 Dec 2018	2,000	6,759	5,492	2,423	16,674	58	5,328	1,756	7,142
The basis for determining the fair value of the financial instruments in the table above is explained on pages 253 and 254 of the Annual Report and Accounts 2018.

HSBC Holdings plc	96

Notes on the financial statements (unaudited)

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
		Assets				Liabilities
		Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	Footnotes	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019		2,000	6,759	5,492	2,423	58	5,328	1,756
Total gains/(losses) recognised in profit or loss		—	(2)	195	(9)	(4)	246	591
– net income from financial instruments held for trading or managed on a fair value basis		—	(2)	—	(9)	(4)	—	591
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	195	—	—	246	—
Total gains/(losses) recognised in other comprehensive income	1	191	(18)	6	(6)	(1)	(6)	(10)
– financial investments: fair value gains/(losses)		193	—	—	—	—	—	—
– exchange differences		(2)	(18)	6	(6)	(1)	(6)	(10)
Purchases		243	1,145	1,145	—	5	118	—
New issuances		—	154	—	—	—	818	—
Sales		(6)	(487)	(87)	—	(9)	(180)	—
Settlements		(240)	(1,691)	(184)	94	—	(396)	(136)
Transfers out		(4)	(409)	(20)	(622)	(9)	(550)	(189)
Transfers in		179	222	40	50	9	18	21
At 30 Jun 2019		2,363	5,673	6,587	1,930	49	5,396	2,033
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2019		—	2	67	257	(23)	(7)	(320)
– net income from financial instruments held for trading or managed on a fair value basis		—	2	—	257	(23)	—	(320)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	67	—	—	(7)	—

At 1 Jan 2018		1,767	5,080	3,958	2,444	93	4,107	1,949
Total gains/(losses) recognised in profit or loss		253	228	245	126	(2)	(460)	(185)
– net income from financial instruments held for trading or managed on a fair value basis		—	228	—	126	(2)	—	(185)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	245	—	—	(460)	—
– gains less losses from financial investments at fair value through other comprehensive income		253	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	1	64	(201)	(92)	(56)	(2)	(72)	(34)
– financial investments: fair value gains/(losses)		57	—	—	—	—	—	—
– cash flow hedges: fair value gains/(losses)		—	—	6	6	—	—	2
– exchange differences		7	(201)	(98)	(62)	(2)	(72)	(36)
Purchases		242	4,032	1,201	—	2	46	—
New issuances		—	975	—	—	5	1,309	—
Sales		(24)	(1,212)	(98)	—	(4)	—	—
Settlements		(70)	(1,682)	(213)	137	—	(172)	317
Transfers out		(373)	(941)	(31)	(199)	(17)	(479)	(235)
Transfers in		369	268	36	18	—	76	58
At 30 Jun 2018		2,228	6,547	5,006	2,470	75	4,355	1,870
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2018		—	(47)	177	44	(5)	82	(111)
– net income from financial instruments held for trading or managed on a fair value basis		—	(47)	—	44	(5)	—	(111)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	177	—	—	82	—

97	HSBC Holdings plc

Movement in Level 3 financial instruments (continued)
		Assets				Liabilities
		Financial investments	Trading assets	Designated at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	Footnotes	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2018		2,228	6,547	5,006	2,470	75	4,355	1,870
Total gains/(losses) recognised in profit or loss		(2)	56	363	471	(2)	(177)	440
– net income from financial instruments held for trading or managed on a fair value basis		—	56	—	471	(2)	—	440
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	363	—	—	(177)	—
– gains less losses from financial investments at fair value through other comprehensive income		(2)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	1	(47)	(73)	(15)	(57)	(1)	(72)	(48)
– financial investments: fair value gains/(losses)		(42)	—	—	—	—	—	—
– exchange differences		(5)	(73)	(15)	(57)	(1)	(72)	(48)
Purchases		33	345	971	—	1	30	—
New issuances		—	—	—	—	1	1,133	—
Sales		(27)	(377)	(297)	—	(7)	—	—
Settlements		(71)	(339)	(328)	(328)	—	140	(335)
Transfers out		(312)	(461)	(254)	(138)	(7)	(633)	(229)
Transfers in		198	1,061	46	5	—	552	58
At 31 Dec 2018		2,000	6,759	5,492	2,423	58	5,328	1,756
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2018		—	42	22	298	—	192	(240)
– net income from financial instruments held for trading or managed on a fair value basis		—	42	—	298	—	—	(240)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		—	—	22	—	—	192	—

1	Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
		Reflected in profit or loss		Reflected in other comprehensive income
		Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	Footnotes	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities	1	298	(303)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value		461	(355)	—	—
Financial investments		43	(46)	26	(26)
At 30 Jun 2019		802	(704)	26	(26)

Derivatives, trading assets and trading liabilities	1	320	(270)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value		344	(279)	—	—
Financial investments		48	(51)	15	(10)
At 30 Jun 2018		712	(600)	15	(10)

Derivatives, trading assets and trading liabilities	1	269	(257)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss		394	(310)	—	—
Financial investments		34	(36)	23	(22)
At 31 Dec 2018		697	(603)	23	(22)

1	‘Derivatives, trading assets and trading liabilities’ is presented as one category to reflect the manner in which these financial instruments are risk-managed.

HSBC Holdings plc	98

Notes on the financial statements (unaudited)

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type
	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Private equity including strategic investments	482	(376)	—	—
Asset-backed securities	56	(29)	26	(26)
Loans held for securitisation	1	(1)	—	—
Structured notes	7	(7)	—	—
Derivatives with monolines	1	(1)	—	—
Other derivatives	161	(175)	—	—
Other portfolios	94	(115)	—	—
At 30 Jun 2019	802	(704)	26	(26)

Private equity including strategic investments	357	(288)	—	—
Asset-backed securities	71	(40)	15	(10)
Loans held for securitisation	1	(1)	—	—
Structured notes	15	(12)	—	—
Derivatives with monolines	—	—	—	—
Other derivatives	200	(166)	—	—
Other portfolios	68	(93)	—	—
At 30 Jun 2018	712	(600)	15	(10)

Private equity including strategic investments	400	(317)	—	—
Asset-backed securities	62	(34)	23	(22)
Loans held for securitisation	1	(1)	—	—
Structured notes	13	(13)	—	—
Derivatives with monolines	—	—	—	—
Other derivatives	157	(153)	—	—
Other portfolios	64	(85)	—	—
At 31 Dec 2018	697	(603)	23	(22)
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval.
Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.

99	HSBC Holdings plc

Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs at 30 June 2019. The core range of inputs is the estimated range within which 90% of the inputs fall.
There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages 256 and 257 of the Annual Report and Accounts 2018.

Quantitative information about significant unobservable inputs in Level 3 valuations
		Fair value		Valuation technique	Key unobservable inputs
		Assets	Liabilities			Full range of inputs		Core range of inputs[1]
	Footnotes	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments		6,746	7	See footnote 2	See footnote 2
Asset-backed securities		2,245	—
– CLO/CDO	3	401	—	Market proxy	Prepayment rate	0%	9%	0%	9%
			—	Market proxy	Bid quotes	0	101	—	101
– other ABSs		1,844	—	Market proxy	Bid quotes	0	103	71	99
Loans held for securitisation		44	—
Structured notes		3	5,438
– equity-linked notes		—	3,922	Model – option model	Equity volatility	7%	65%	10%	53%
				Model – option model	Equity correlation	6%	93%	6%	82%
– fund-linked notes		—	17	Model – option model	Fund volatility	5%	21%	5%	21%
– FX-linked notes		—	1,397	Model – option model	FX volatility	1%	31%	3%	27%
– other		3	102
Derivatives with monolines		55	—	Model – discounted cash flow	Credit spread	1%	1.4%	1%	1.4%
Other derivatives		1,875	2,014
– interest rate derivatives:
securitisation swaps		217	709	Model – discounted cash flow	Prepayment rate	6%	7%	6%	7%
long-dated swaptions		732	40	Model – option model	IR volatility	9%	36%	14%	33%
other		258	163
– FX derivatives
FX options		150	234	Model – option model	FX volatility	1%	31%	4%	14%
other		114	89
– equity derivatives
long-dated single stock options		249	347	Model – option model	Equity volatility	0%	97%	4%	97%
other		83	374
– credit derivatives
other		72	58
Other portfolios		5,585	19
– structured certificates		1,515	—	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– repurchase agreements		2,086	—
– other	4	1,984	19
At 30 Jun 2019		16,553	7,478

HSBC Holdings plc	100

Notes on the financial statements (unaudited)

Quantitative information about significant unobservable inputs in Level 3 valuations (continued)
		Fair value		Valuation technique
		Assets	Liabilities		Key unobservable inputs	Full range of inputs		Core range of inputs[1]
	Footnotes	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments		5,553	12	See footnote 2	See footnote 2	n/a	n/a	n/a	n/a
Asset-backed securities		2,202	—
– CLO/CDO	3	394	—	Market proxy	Prepayment rate	0%	10%	0%	10%
				Market proxy	Bid quotes	0	100	50	100
– other ABSs		1,808	—	Market proxy	Bid quotes	0	271	71	99
Loans held for securitisation		49	—
Structured notes		3	5,374
– equity-linked notes		—	3,882	Model – option model	Equity volatility	8%	79%	13%	53%
				Model – option model	Equity correlation	17%	93%	40%	77%
– fund-linked notes		—	83	Model – option model	Fund volatility	21%	21%	21%	21%
– FX-linked notes		—	1,382	Model – option model	FX volatility	1%	27%	3%	25%
– other		3	27
Derivatives with monolines		65	—	Model – discounted cash flow	Credit spread	0.2%	1%	0.2%	1%
Other derivatives		2,358	1,755
– interest rate derivatives
securitisation swaps		233	700	Model – discounted cash flow	Prepayment rate	6%	7%	6%	7%
long-dated swaptions		1,019	27	Model – option model	IR volatility	13%	39%	14%	36%
other		250	148
– FX derivatives
FX options		186	244	Model – option model	FX volatility	1%	27%	7%	12%
other		113	77
– equity derivatives
long-dated single stock options		215	267	Model – option model	Equity volatility	5%	83%	5%	81%
other		310	216
– Credit derivatives
Other		32	76
Other portfolios		6,444	1
– structured certificates		3,013	—	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– other	4	3,431	1
At 31 Dec 2018		16,674	7,142

1	The core range of inputs is the estimated range within which 90% of the inputs fall.

2	See notes on page 256 of the Annual Report and Accounts 2018.

3	Collateralised loan obligation/collateralised debt obligation.

4	’Other’ includes a range of smaller asset holdings.

6	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on pages 258 and 259 of the Annual Report and Accounts 2018.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2019		At 31 Dec 2018
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	82,397	82,485	72,167	72,169
Loans and advances to customers	1,021,632	1,023,961	981,696	985,077
Reverse repurchase agreements – non-trading	233,079	233,137	242,804	242,857
Financial investments – at amortised cost	81,214	83,924	62,666	62,079
Liabilities
Deposits by banks	71,051	71,034	56,331	56,308
Customer accounts	1,380,124	1,380,598	1,362,643	1,362,945
Repurchase agreements – non-trading	184,497	184,495	165,884	165,884
Debt securities in issue	103,663	104,238	85,342	85,430
Subordinated liabilities	22,894	26,888	22,437	25,341
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

101	HSBC Holdings plc

7	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	8,167,223	30,119	73,788	437	74,225	73,226	663	73,889
Interest rate	28,855,791	182,018	237,022	1,301	238,323	230,001	3,093	233,094
Equities	1,268,944	—	8,356	—	8,356	8,837	—	8,837
Credit	410,473	—	4,956	—	4,956	5,880	—	5,880
Commodity and other	95,725	—	1,779	—	1,779	2,221	—	2,221
Gross total fair values	38,798,156	212,137	325,901	1,738	327,639	320,165	3,756	323,921
Offset					(94,018)			(94,018)
At 30 Jun 2019	38,798,156	212,137	325,901	1,738	233,621	320,165	3,756	229,903

Foreign exchange	7,552,462	29,969	85,959	458	86,417	82,494	653	83,147
Interest rate	24,589,916	163,271	155,293	1,080	156,373	154,257	2,261	156,518
Equities	1,256,550	—	10,198	—	10,198	10,750	—	10,750
Credit	346,596	—	3,414	—	3,414	3,776	—	3,776
Commodity and other	74,159	—	1,134	—	1,134	1,355	—	1,355
Gross total fair values	33,819,683	193,240	255,998	1,538	257,536	252,632	2,914	255,546
Offset					(49,711)			(49,711)
At 31 Dec 2018	33,819,683	193,240	255,998	1,538	207,825	252,632	2,914	205,835
The notional contract amounts of derivatives held for trading purposes and derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk. Derivative assets and liabilities increased during 1H19, reflecting changes in yield curves and the number of outstanding contracts.
Derivatives valued using models with unobservable inputs
The following table shows the difference between the fair value at initial recognition, which is the transaction price, and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases.

Unamortised balance of derivatives valued using models with significant unobservable inputs
		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Unamortised balance at beginning of period		86	106	80
Deferral on new transactions		90	86	75
Recognised in the income statement during the period		(78)	(90)	(68)
– amortisation		(36)	(52)	(44)
– subsequent to unobservable inputs becoming observable		(6)	(1)	(1)
– maturity, termination or offsetting derivative		(36)	(37)	(23)
Exchange differences		—	(2)	(2)
Other		1	(20)	1
Unamortised balance at end of period	1	99	80	86

1	This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2019		At 31 Dec 2018
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	22,604	15	24,954	15
Interest rate	44,222	137,796	39,720	123,551
Total	66,826	137,811	64,674	123,566
The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2019, the notional contract values of outstanding financial instruments designated as hedges of net investments in foreign operations were $7,500m (31 December 2018: $5,000m).

HSBC Holdings plc	102

Notes on the financial statements (unaudited)

8	Financial investments

Carrying amounts of financial investments
		30 Jun	31 Dec
		2019	2018
	Footnotes	$m	$m
Financial investments measured at fair value through other comprehensive income		346,887	344,767
– treasury and other eligible bills		75,470	96,642
– debt securities		269,471	246,371
– equity securities		1,851	1,657
– other instruments	1	95	97
Debt instruments measured at amortised cost	2	81,214	62,666
– treasury and other eligible bills		6,744	679
– debt securities		74,470	61,987
At the end of the period		428,101	407,433

1	‘Other Instruments’ are comprised of loans and advances.

2	Fair value: $83.9bn (31 December 2018: $62.1bn).

9	Interests in associates and joint ventures
At 30 June 2019, the carrying amount of HSBC’s interests in associates and joint ventures was $23,892m (31 December 2018: $22,407m).

Principal associates of HSBC
	At
	30 Jun 2019		31 Dec 2018
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	18,166	10,734	17,754	10,991
The Saudi British Bank	4,496	6,512	3,557	5,222

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).
In June, the merger between The Saudi British Bank (‘SABB’) and Alawwal bank (‘Alawwal’) became effective. The merger involved SABB issuing a fixed number of new shares to Alawwal’s shareholders in exchange for the transfer of Alawwal’s net assets and cancellation of its shares. HSBC’s 40.0% interest in SABB reduced to 29.2% of the combined entity, resulting in a dilution gain of $828m recognised in HSBC’s consolidated income statement for the half-year to 30 June 2019. The dilution gain represents the difference between the carrying amount of HSBC’s interest in SABB that was derecognised proportionate to the percentage reduction, and HSBC’s share of the increase in the combined entity’s net assets. The combined entity continues to be an associate of HSBC.
Bank of Communications Co., Limited
The Group’s investment in Bank of Communications Co., Limited (‘BoCom’) is classified as an associate. Significant influence in BoCom was established via representation on BoCom’s Board of Directors and participation in a technical cooperation and exchange programme (‘TCEP’). Under the TCEP, a number of HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of BoCom’s net assets. An impairment test is required if there is any indication of impairment.
Impairment testing
At 30 June 2019, the fair value of the Group’s investment in BoCom had been below the carrying amount for approximately 86 months. As a result, the Group performed an impairment test on the carrying amount, which confirmed that there was no impairment at 30 June 2019 as the recoverable amount as determined by a value-in-use (‘VIU’) calculation was higher than the carrying value.

At
	30 Jun 2019			31 Dec 2018
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
BoCom	20.2	18.2	10.7	18.0	17.8	11.0
The increase in VIU for the first half of 2019 was principally driven by BoCom’s actual performance exceeding earlier forecasts, and upward revisions to management’s best estimates of BoCom’s future earnings.

103	HSBC Holdings plc

In future periods, the VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in a change in the VIU and an impairment include a short-term underperformance by BoCom, a change in regulatory capital requirements, or an increase in uncertainty regarding the future performance of BoCom resulting in a downgrade of the future asset growth or profitability. An increase in the discount rate as a result of an increase in the risk premium or risk-free rates could also result in a reduction of VIU and an impairment. At the point where the carrying value exceeds the VIU, impairment would be recognised.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying value.
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a VIU calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36. Significant management judgement is required in arriving at the best estimate. There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings, which is based on explicit forecasts over the short to medium term. This results in forecast earnings growth that is lower than recent historical actual growth and also reflects the uncertainty arising from the current economic outlook. Earnings beyond the short to medium term are then extrapolated in perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet regulatory capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected minimum regulatory capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other factors, including qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:

•	Long-term profit growth rate: 3% (31 December 2018: 3%) for periods after 2022. This does not exceed forecast GDP growth in mainland China and is consistent with forecasts by external analysts.

•	Long-term asset growth rate: 3% (31 December 2018: 3%) for periods after 2022. This is the rate that assets are expected to grow to achieve long-term profit growth of 3%.

•
Discount rate: 11.82% (31 December 2018: 11.82%). This is based on a capital asset pricing model (‘CAPM’) calculation for BoCom, using market data. Management also compares the rate derived from the CAPM with discount rates from external sources. The discount rate used is within the range of 10.3% to 14.3% (31 December 2018: 10.4% to 15.0%) indicated by external sources.

•
Expected credit losses as a percentage of customer advances: ranges from 0.88% to 0.94% (31 December 2018: 0.73% to 0.79%) in the short to medium term. This reflects increases due to the US-China trade tensions. For periods after 2022, the ratio is 0.70% (31 December 2018: 0.70%), which is slightly higher than the historical average.

•
Risk-weighted assets as a percentage of total assets: 61% (31 December 2018: 62%) for all forecast periods. This is slightly higher than BoCom’s actual results and the forecasts disclosed by external analysts.

•	Cost-income ratio: ranges from 38.1% to 38.9% (31 December 2018: 38.7% to 39.0%) in the short to medium term. This is slightly higher than the forecasts disclosed by external analysts.

•
Effective tax rate: ranges from 13.9% to 22.0% (31 December 2018:13.8% to 22.3%) in the short to medium term. This reflects an expected increase towards the long-term assumption. For periods after 2022, the rate is 22.5% (31 December 2018: 22.5%), which is slightly higher than the historical average.

•
Capital requirements: Capital adequacy ratio of 11.5% (31 December 2018: 11.5%) and tier 1 capital adequacy ratio of 9.5% (31 December 2018: 9.5%). This is based on the minimum regulatory requirements.

The following table shows the change to each key assumption in the VIU calculation that on its own would reduce the headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
• Long-term profit growth rate	Decrease by 87 basis points
• Long-term asset growth rate	Increase by 74 basis points
• Discount rate	Increase by 106 basis points
• Expected credit losses as a percentage of customer advances	Increase by 14 basis points
• Risk-weighted assets as a percentage of total assets	Increase by 515 basis points
• Cost-income ratio	Increase by 327 basis points
• Long-term effective tax rate	Increase by 750 basis points
• Capital requirements – capital adequacy ratio	Increase by 97 basis points
• Capital requirements – tier 1 capital adequacy ratio	Increase by 172 basis points

HSBC Holdings plc	104

Notes on the financial statements (unaudited)

The following table further illustrates the impact on VIU of reasonably possible changes to key assumptions. This reflects the sensitivity of the VIU to each key assumption on its own. It is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible changes to key assumptions are largely based on external analysts’ forecasts, which can change period to period.

Sensitivity of VIU to reasonably possible changes in key assumptions
	Favourable change			Unfavourable change
		Increase in VIU	VIU		Decrease in VIU	VIU
	bps	$bn	$bn	bps	$bn	$bn
At 30 Jun 2019
Long-term profit growth rate	—	—	20.2	(50)	(1.2)	19.0
Long-term asset growth rate	(50)	1.2	21.4	—	—	20.2
Discount rate	(72)	1.7	21.9	38	(0.8)	19.4
Expected credit losses as a percentage of customer advances	2019 to 2022: 0.90% 2023 onwards: 0.69%	0.2	20.4	2019 to 2022: 0.95% 2023 onwards: 0.79%	(1.1)	19.1
Risk-weighted assets as a percentage of total assets	(125)	0.5	20.7	150	(0.6)	19.6
Cost-income ratio	(190)	1.4	21.6	—	—	20.2
Long-term effective tax rate	(345)	1.0	21.2	250	(0.7)	19.5
Earnings in short to medium term – compound annual growth rate[1]	102	1.0	21.2	(272)	(1.7)	18.5
Capital requirements – capital adequacy ratio	—	—	20.2	273	(6.2)	14.0
Capital requirements – tier 1 capital adequacy ratio	—	—	20.2	273	(4.5)	15.7
At 31 Dec 2018
Long-term profit growth rate	100	2.6	20.6	(10)	(0.2)	17.8
Long-term asset growth rate	(10)	0.3	18.3	100	(2.8)	15.3
Discount rate	(142)	3.2	21.3	28	(0.5)	17.5
Expected credit losses as a percentage of customer advances	2018 to 2022: 0.70% 2023 onwards: 0.65%	0.9	18.9	2018 to 2022: 0.83% 2023 onwards: 0.77%	(1.0)	17.0
Risk-weighted assets as a percentage of total assets	(140)	0.5	18.6	80	(0.3)	17.8
Cost-income ratio	(160)	1.1	19.2	200	(1.4)	16.7
Long-term effective tax rate	(280)	0.7	18.7	250	(0.6)	17.5
Earnings in short to medium term – compound annual growth rate[1,2]	204	1.1	19.1	(366)	(1.8)	16.2
Capital requirements – capital adequacy ratio	—	—	18.0	258	(5.0)	13.0
Capital requirements – tier 1 capital adequacy ratio	—	—	18.0	243	(3.2)	14.8

1	Based on management’s explicit forecasts over the short to medium term.

2	Amounts at 31 December 2018 have been updated to align with the 2019 approach to describe the impact of the change in isolation.
Considering the interrelationship of the changes set out in the table above, management estimates that the reasonably possible range of VIU is $17.5bn to $21.3bn (31 December 2018: $15.5bn to $19.6bn). The range is based on the favourable/unfavourable change in the earnings in the short- to medium-term and long-term expected credit losses as a percentage of customer advances as set out in the table above. All other long-term assumptions, the discount rate and the basis of the CMC have been kept unchanged when determining the reasonably possible range of the VIU.

10	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 31 Dec 2018	130	1,128	788	357	2,403
Additions	224	99	687	100	1,110
Amounts utilised	(148)	(80)	(389)	(42)	(659)
Unused amounts reversed	(21)	(30)	(35)	(78)	(164)
Exchange and other movements	(15)	10	(4)	(131)	(140)
At 30 Jun 2019	170	1,127	1,047	206	2,550
Contractual commitments[1]
At 31 Dec 2018					517
Net change in expected credit loss provision and other movements					(42)
At 30 Jun 2019					475
Total provisions
At 31 Dec 2018					2,920
At 30 Jun 2019					3,025

1	The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 12. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not

105	HSBC Holdings plc

settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action. Further details of customer remediation are set out in this note.
Further disclosure on ‘ECL on undrawn loan commitments and financial guarantees’ can be found in the ‘Credit risk’ section of the Interim Management Report on page 51.
Payment protection insurance
At 30 June 2019, $847m (31 December 2018: $555m) of the customer remediation provision relates to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. The balance at 31 December 2018 was $555m, of which $327m had been utilised in the six months to 30 June 2019.
An increase in provisions of $615m was recognised during the six months to 30 June 2019, primarily reflecting:

i.
an adjustment to expected future complaint volumes to reflect the automatic conversion of information requests between 29 June 2019 and 29 August 2019. The provision has been updated to reflect the incremental increase in complaints which this is expected to generate;

ii.
an industry-wide exercise by the Official Receiver to pursue redress amounts in respect of bankrupt and insolvent customers. This reflects the obligation of the Official Receiver to identify and attain their assets and to then disperse them to those who are owed funds; and

iii.	an increased level of information requests and complaint experience together with increased levels of forecast information requests and therefore complaints for the remaining period to 29 August 2019.
The provision was also increased for the operational expenses related to these populations of potential claims.
The estimated liability for redress is calculated on the basis of the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on the historically observed redress per policy.
A total of 5.4 million PPI policies have been sold since 2000, generating estimated revenue of $3.4bn at 2019. The gross written premiums on these policies were approximately $4.4bn. At 30 June 2019, it is estimated that contact will be made with regard to
2.9 million policies, representing 54% of total policies sold. This estimate includes inbound complaints as well as the Group’s proactive contact exercise on certain policies (‘outbound contact’).
The following table details the cumulative number of complaints received at 30 June 2019 and the number of claims expected in the future:

Cumulative PPI complaints received to 30 June 2019 and future claims expected
	Footnotes	Cumulative to 30 Jun 2019	Future expected
Inbound complaints (000s of policies)	1	1,891	359
Outbound contact (000s of policies)		685	—
Response rate to outbound contact		44%	n/a
Average uphold rate per claim	2	78%	83%
Average redress per claim ($)		2,798	2,544
Information requests (000s of policies)		—	964
Complaints to the Financial Ombudsman Service (‘FOS’) (000s of policies)		171	3
Average uphold rate per FOS complaint		38%	28%

1	Excludes invalid claims for which no PPI policy exists.

2	Claims include inbound and responses to outbound contact.
The PPI provision is based upon assumptions and estimates. Consequently, actual complaint volumes may vary from the future expected volumes set out above. In particular, in the lead-up to 29 August 2019, the volume and quality of information requests could differ significantly from that included in arriving at the provision. HSBC continued to monitor complaint and information request volumes and other available information up until the date of the approval of the Interim Report to ensure the provision estimate was appropriate.
A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately $211m.
A 50,000 increase/decrease in the total information requests would increase/decrease the redress provision by approximately $18m.

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Notes on the financial statements (unaudited)

11	Contingent liabilities, contractual commitments and guarantees

		At
		30 Jun	31 Dec
		2019	2018
	Footnotes	$m	$m
Guarantees and contingent liabilities:
– financial guarantees		21,290	23,518
– performance and other guarantees		74,614	71,484
– other contingent liabilities		1,471	1,408
At the end of the period		97,375	96,410
Commitments:	1
– documentary credits and short-term trade-related transactions		6,671	7,083
– forward asset purchases and forward deposits placed		99,208	67,265
– standby facilities, credit lines and other commitments to lend		711,989	705,918
At the end of the period		817,868	780,266

1	Includes $629,891m of commitments at 30 June 2019 (31 December 2018: $592,008m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments is disclosed in Note 10.
Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 10 and 12.

12	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2018. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2019 (see Note 10). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee’s claims. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In February 2019, the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’) reversed that dismissal and remanded the cases to the US Bankruptcy Court. Further proceedings in the US Bankruptcy Court have been stayed pending the filing and disposition of a petition by HSBC and other parties to the US Supreme Court.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants’ motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators to file amended complaints. As a result of that opinion, all claims against one of the HSBC companies have been dismissed, and certain claims against the remaining HSBC defendants have also been dismissed. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court opinion to the US District Court for the Southern District of New York (the ’New York District Court’).
UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2019 for UK-based defendants and November 2019 for all other defendants.
Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. In June 2019,

107	HSBC Holdings plc

the Trustee, Kingate and HBBM entered into a global settlement agreement pursuant to which the Trustee and Kingate released HBBM from any and all claims arising out of or relating to Kingate including all pending litigation in the US, UK and Bermuda. This settlement is subject to final approval from courts in the US and British Virgin Islands.
Cayman Islands litigation: In February 2013, Primeo Fund Limited (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s claims against HSSL and HSBC Cayman Limited. Primeo has the right to appeal to the UK Privy Council.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc (‘HSBC Bank’) before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. This action has been temporarily suspended at the plaintiffs’ request. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages.
Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE’s favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed the judgment.
There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, among other agreements, HSBC Holdings plc (‘HSBC Holdings’) agreed to an undertaking with the UK Financial Conduct Authority (‘FCA’) and consented to a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who is, for FCA purposes, a ‘Skilled Person’ under section 166 of the Financial Services and Markets Act and, for FRB purposes, an ‘Independent Consultant’) to produce periodic assessments of the Group’s AML and sanctions compliance programme (the ‘Skilled Person/Independent Consultant’). In December 2012, HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions. The Skilled Person/Independent Consultant will continue to conduct country reviews and provide periodic reports for a period of time at the FCA’s and FRB’s discretion. The role of the Skilled Person/Independent Consultant is discussed on page 85 of the Annual Report and Accounts 2018.
Through the Skilled Person/Independent Consultant’s country-level reviews, as well as internal reviews conducted by HSBC, certain potential AML and sanctions compliance issues have been identified that HSBC is reviewing further with the FRB, FCA and/or OFAC. The Financial Crimes Enforcement Network of the US Treasury Department, as well as the Civil Division of the US Attorney’s Office for the Southern District of New York, are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC’s proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.
In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA N.A. (‘HSBC Bank USA’), HSBC North America Holdings Inc. and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of the Nominal Corporate Defendants (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the five-year deferred prosecution agreement with the US Department of Justice (‘DoJ’), entered into in December 2012. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. In November 2018, the appellate court reversed the New York state court’s decision and reinstated the action; furthermore, in March 2019, the appellate court denied the Nominal Corporate Defendants’ motion for reargument or for leave to appeal to the New York Court of Appeals. In February 2019, the Nominal Corporate Defendants and most of the Individual Defendants filed a further motion to dismiss in New York state court, where the matter is pending.
In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly-owned indirect subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with the Bank Secrecy Act, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation claim against HSBC Holdings on the basis of forum non conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario and, in July 2018, that appeal was dismissed. In October 2018, the plaintiff applied for leave to appeal to the Supreme Court of Canada and, in March 2019, the plaintiff’s application for leave to appeal was denied.

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Notes on the financial statements (unaudited)

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, 10 actions are pending in federal court in New York, with one on appeal. In July 2018, in one case, the New York District Court granted HSBC’s motion to dismiss, while in a different case, the magistrate judge issued a recommendation that the New York District Court should deny the defendants’ motion to dismiss. The plaintiffs appealed the decision in the case granting dismissal and that appeal is pending. Motions to dismiss were filed in two other cases; the court in one of those cases granted HSBC’s motion in March 2019. The plaintiffs in that case are now seeking to amend their complaint. The six remaining actions are at a very early stage.
In July 2018, a claim was issued against HSBC Holdings in the High Court of England and Wales alleging that HSBC Holdings made untrue and/or misleading statements and/or omissions in public statements between 2007 and 2012 regarding compliance by HSBC with AML, anti-terrorist financing and sanctions laws, regulations and requirements, and the regulatory compliance of HSBC more generally.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world, including in the US, Belgium, Argentina, India and Spain, are conducting investigations and reviews of HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who may have had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. These investigations remain pending.
In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged historical tax-related offences. In June 2017, Belgian authorities also placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. In June 2019, HSBC Swiss Private Bank reached a settlement in principle to resolve the Belgian authorities’ investigation. The settlement in principle is subject to court approval, and there can be no assurance that the proposed resolution will be approved. Management’s estimate of the expected outflow under the settlement in principle is already covered by the existing amount provisioned for this matter.
In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations. HSBC is cooperating with this ongoing investigation.
In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show cause as to why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with this ongoing investigation.
As at 30 June 2019, HSBC has recognised a provision for these various matters in the amount of $629m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ from this amount.
In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (the ‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.
In 2017 and 2018, HSBC reached agreements with plaintiffs to resolve putative class actions brought on behalf of the following five groups of plaintiffs: persons who purchased US dollar Libor-indexed bonds; persons who purchased US dollar Libor-indexed exchange-traded instruments; US-based lending institutions that made or purchased US dollar Libor-indexed loans (the ‘Lender class’); persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates (the ‘OTC class’); and persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. During 2018, the New York District Court granted final approval of the settlements with the OTC and Lender classes. The remaining settlements are subject to final court approval. Additionally, a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.
Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. This matter is at a very early stage.

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Singapore interbank offered rate (‘Sibor’), Singapore swap offer rate (‘SOR’) and Australia bank bill swap rate (‘BBSW’): In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.
In the Sibor/SOR litigation, following a decision on the defendants’ motion to dismiss in October 2018, the claims against a number of HSBC entities were dismissed, and the Hongkong and Shanghai Banking Corporation Limited (‘HBAP’) remains the only HSBC defendant in this action. In October 2018, HBAP filed a motion for reconsideration of the decision based on the issue of personal jurisdiction; this motion was denied in April 2019. Also in October 2018, the plaintiff filed a third amended complaint naming only the Sibor panel members, including HBAP, as defendants; the court dismissed the third amended complaint in its entirety in July 2019.
In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiff filed an amended complaint, which the defendants have moved to dismiss.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Foreign exchange-related investigations and litigation
Various regulators and competition authorities around the world, including in the EU, Switzerland, Brazil and South Africa, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.
In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.
In December 2016, Brazil’s Administrative Council of Economic Defense (‘CADE’) initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.
In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC Bank filed an exception to the complaint based on a lack of jurisdiction and statute of limitations. In January 2018, the South African Competition Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. In June 2019, the South African Competition Tribunal issued a decision requiring the Competition Commission to revise its complaint. Several financial institutions named in the complaint, including HSBC Bank USA, have appealed part of the decision to the Competition Appeal Court of South Africa, and the Competition Commission has cross-appealed.
In October 2018, HSBC Holdings and HSBC Bank received an information request from the EC concerning potential coordination in foreign exchange options trading. This matter is at an early stage.
In late 2013 and early 2014, various HSBC companies and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in August 2018.
A putative class action complaint making similar allegations on behalf of retail customers of foreign exchange products was filed in the US District Court for the Northern District of California in 2015, and was subsequently transferred to the New York District Court where it remains pending. In 2017, putative class action complaints making similar allegations on behalf of purported ‘indirect’ purchasers of foreign exchange products were filed in New York and were subsequently consolidated in the New York District Court, where they remain pending.
In September 2018, various HSBC companies and other banks were named as defendants in two motions for certification of class actions filed in Israel alleging foreign exchange-related misconduct. In July 2019, the Tel Aviv Court allowed the plaintiffs to consolidate their claims and file a motion for certification of the consolidated class action. In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants, by certain plaintiffs that opted out of the US class action settlement. These matters are at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, naming a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.
Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.
Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that,

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Notes on the financial statements (unaudited)

from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss, which remains pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Film finance litigation
In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.
In December 2018, a separate action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In June 2019, a similar claim was issued against PBGB in the High Court of England and Wales by additional claimants. These matters are at early stages.
In February 2019, PBGB received a letter before claim by investors in Eclipse film finance schemes asserting various claims against PBGB and others in connection with their roles in facilitating the design, promotion and operation of such schemes. This matter is at an early stage.
It is possible that additional actions or investigations will be initiated against PBGB as a result of its historical involvement in the provision of certain film finance-related services.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or possible aggregate impact, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:

•	an investigation by the DoJ regarding US Treasury securities trading practices;

•	investigations by the US Commodity Futures Trading Commission regarding (a) certain swap dealer trading conduct; and (b) swap data reporting and other regulatory issues related to prior periods;

•	an investigation by the Swiss Competition Commission in connection with the setting of Euribor and Japanese yen Libor;

•	an information request from the UK Competition and Markets Authority concerning the financial services sector;

•
putative individual and class actions brought in the New York District Court relating to the credit default swap market, the Mexican government bond market and the US government-sponsored enterprise bond market, and putative class actions brought in the New York District Court and in the Superior and Federal Courts in Canada relating to the market for US dollar-denominated supranational sovereign and agency bonds;

•
putative class actions brought in the US District Court for the Northern District of Texas and a claim issued in the High Court of England and Wales in connection with HSBC Bank’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

•
litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

13	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2018 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2019. All related party transactions that took place in the half-year to 30 June 2019 were similar in nature to those disclosed in the Annual Report and Accounts 2018.

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14	Events after the balance sheet date
In its assessment of events after the balance sheet date, HSBC considered, among other risks, the events related to the process of the UK’s withdrawal from the European Union that occurred between 30 June 2019 and the date when the financial statements were authorised for issue, and concluded that no adjustments to the financial statements were required.
A second interim dividend in respect of the financial year ending 31 December 2019 was declared by the Directors on 5 August 2019, as described in Note 3.
On 5 August 2019, the Board approved a share buy-back of up to $1.0bn.

15	Interim Report 2019 and statutory accounts
The information in this Interim Report 2019 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2019 was approved by the Board of Directors on 5 August 2019. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2018 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditor PricewaterhouseCoopers LLP (‘PwC’) has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

HSBC Holdings plc	112

Additional information

Shareholder information
		Page			Page
1	Directors’ interests	113	11	Corporate governance	118
2	Employee share plans	115	12	Changes in Directors’ details	118
3	Other equity instruments	116	13	Going concern basis	118
4	Notifiable interests in share capital	116	14	Telephone and online share dealing service	118
5	Dealings in HSBC Holdings listed securities	116	15	Stock symbols	119
6	First interim dividend for 2019	116	16	Copies of the Interim Report 2019 and shareholder enquiries and communications	119
7	Second interim dividend for 2019	117
8	Proposed interim dividends for 2019	117
9	Earnings release	117
10	Final results	117

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2019 (or date of retirement from the Board, if earlier) the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC and its associates:

Directors’ interests – shares and debentures
			At 30 Jun 2019
	Footnotes	At 1 Jan 2019	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
HSBC Holdings ordinary shares
Kathleen Casey	1	9,635	9,880	—	—	—	9,880
Laura Cha		10,200	10,200	—	—	—	10,200
Henri de Castries		18,064	18,524	—	—	—	18,524
Lord Evans of Weardale	4	12,892	12,892	—	—	—	12,892
John Flint†	2	827,691	1,055,160		5,439	—	1,060,599
Irene Lee		11,172	11,456	—	—	—	11,456
José Meade	5	—	—	—	—	—	—
Heidi Miller	1	4,420	4,530	—	—	—	4,530
Marc Moses	2	1,533,039	1,713,955	—	—	—	1,713,955
David Nish		50,000		50,000	—	—	50,000
Ewen Stevenson	2	6,420	170,239	—	—	—	170,239
Jonathan Symonds		43,821	38,823	4,998	—	—	43,821
Jackson Tai	1,3	56,075	32,800	11,965	21,750	—	66,515
Mark Tucker		288,381	295,728	—	—	—	295,728
Pauline van der Meer Mohr		15,000	15,000	—	—	—	15,000

†	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

1
Kathleen Casey has an interest in 1,976, Heidi Miller has an interest in 906 and Jackson Tai has an interest in 13,303 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2
Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2019, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: John Flint – 2,224,917; Marc Moses – 3,498,991; and Ewen Stevenson – 1,116,160. Each Director’s total interests represents less than 0.04% of the shares in issue and 0.04% of the shares in issue excluding treasury shares.

3	Jackson Tai’s holding includes a non-beneficial interest in 11,965 shares of which he is custodian.

4	Lord Evans of Weardale retired from the Board on 12 April 2019.

5	José Meade joined the Board on 1 March 2019.
Savings-related share option plan

HSBC Holdings savings-related share option plan
						HSBC Holdings ordinary shares
	Date of award	Footnotes	Exercise price (£)	Exercisable		Held at	Held at
				from	until	1 Jan 2019	30 Jun 2019
John Flint†	22 September 2015	1	4.0472	1 November 2018	30 April 2019	4,447	—
	21 September 2018		5.4490	1 November 2023	30 April 2024	5,505	5,505

†	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

1	Options over 4,447 shares were exercised on 13 March 2019. The market value on the date of exercise was £6.2010.
There are no performance criteria for savings-related share options. No changes have been made to the terms of these awards since they were made. See page 114 for more details on the savings-related share option plans. The market value per ordinary share at 30 June 2019 was £6.5690. The highest and lowest market values per ordinary share during the half-year to 30 June 2019 were £6.8060 and £6.1240. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

113	HSBC Holdings plc

HSBC Share Plan 2011
Conditional awards of deferred shares
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Deferred share awards
				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2019		Awards vested during the period to 30 Jun 2019[1]		Awards held at
		Footnotes		1 Jan 2019	Number	Monetary value	Number	Monetary value	30 Jun 2019[1]
						£000		£000
John Flint†	29 Feb 2016	2	2017–2019	50,866	–	–	52,162	324	–
	27 Feb 2017	3	2020–2024	109,879	–	–	–	–	112,679
	26 Feb 2018	4	2021–2025	166,014	–	–	–	–	166,014
	25 Feb 2019	5	2019		155,252	968	155,252	968	–
Marc Moses	29 Feb 2016	2	2017–2019	21,370	–	–	21,915	136	–
	25 Feb 2019	5	2019		106,174	662	106,174	662	–
Ewen Stevenson	28 May 2019	6	2020–2025	–	703,933	4,676	–	–	703,933
	28 May 2019	7	2022–2026	–	241,988	1,509			241,988
	28 May 2019	8	2019	–	84,397	561	84,397	561	–

†	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

1	Includes any additional shares arising from dividend equivalents.

2
At the date of the award (29 February 2016), the market value per share was £4.6735. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. On 13 March 2019, the final tranche of the award vested. On that date, the market value per share was £6.2099.

3
At the date of the award (27 February 2017), the market value per share was £6.5030. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. The award will vest in five equal annual tranches commencing in March 2020.

4
At the date of the award (26 February 2018), the market value per share was £7.2340. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The award will vest in five equal annual tranches commencing in March 2021.

5
The non-deferred award vested immediately on 25 February 2019 and was based on the market value of £6.2350. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date.

6
At the date of the award (28 May 2019), the market value per share was £6.6430 and was taken on 30 November 2018. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for up to one year from the vesting date. The award will vest in annual tranches commencing in March 2020. The award replaces the 2015 to 2018 LTIPs forfeited by the Royal Bank of Scotland Group plc (‘RBS’) and will be subject to any performance adjustments assessed and disclosed in the relevant annual report and accounts of RBS.

7
At the date of the award (28 May 2019), the market value per share was £6.2350 and was taken on 22 February 2019. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for up to one year from the vesting date. The award will vest in five annual tranches commencing in March 2022. The award is in respect of 2018 performance year granted based on Ewen Stevenson’s maximum opportunity under RBS’s policy and the outcome of the 2018 scorecard as disclosed in RBS's Annual Report and Accounts 2018. The number of shares that vest may be adjusted based on any ‘pre-vest performance test’ assessed and disclosed in RBS’s Annual Report and Accounts.

8
The award vested immediately on 28 May 2019. Shares equivalent in number to those that vested under the award (net of tax liabilities) must be retained for six months from the vesting date. The market value per share was £6.6430 and was taken on 30 November 2018. The award replaces awards forfeited by RBS.

Conditional awards under the Group Performance Share Plan
The Group Performance Share Plan (‘GPSP’) is a plan designed to offer long-term incentives governed by the rules of the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) that the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

Group Performance Share Plan
				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2019		Awards vested during the period to 30 Jun 2019[1]		Awards held at
		Footnotes		1 Jan 2019	Number	Monetary value	Number	Monetary value	30 Jun 2019[1]
						£000		£000
John Flint†	10 Mar 2014	2	2019	155,242	—	—	159,197	997	—
	2 Mar 2015		2020	32,562	—	—	—	—	33,392
	29 Feb 2016		2021	56,359	—	—	—	—	57,795
Marc Moses	10 Mar 2014	2	2019	464,034	—	—	475,857	2,981	—
	2 Mar 2015		2020	250,140	—	—	—	—	256,513
	29 Feb 2016		2021	283,898	—	—	—	—	291,132

†	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

1	Includes additional shares arising from dividend equivalents.

2	On 11 March 2019, the deferred awards granted in 2014 vested. On that date, the market value per share was £6.2636.

HSBC Holdings plc	114

Additional information

Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms, the number of shares that vest will be determined based on an assessment against financial and non-financial measures. Subject to that assessment, the shares will vest in five equal annual instalments. On vesting, awards are subject to a retention period of up to one year. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

Long-term incentive awards
				HSBC Holdings ordinary shares
	Date of award	Footnotes	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2019		Awards vested during the period to 30 Jun 2019		Awards held at
				1 Jan 2019	Number	Monetary value	Number	Monetary value	30 Jun 2019
						£000		£000
John Flint†	25 Feb 2019	1	2022–2026	—	788,933	4,919	—	—	788,933
Marc Moses	27 Feb 2017		2020–2024	373,908	—	—	—	—	383,436
	26 Feb 2018		2021–2025	395,388	—	—	—	—	395,388
	25 Feb 2019	1	2022–2026	—	458,567	2,859	—	—	458,567

†	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

1	Awards were made on 25 February 2019 and were based on the market value of £6.2350.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since 30 June 2019, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 30 June 2019
	Footnotes	HSBC Holdings ordinary shares
Beneficial owner
Henri de Castries	1	223
John Flint†	2	2,455
Irene Lee	1	137
Heidi Miller	1, 3	50
Marc Moses	2	11,215
Mark Tucker	1	3,562

†	On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

1	Additional shares arising from scrip dividends.

2	Comprises dividend equivalents on deferred share awards, GPSP awards and long-term incentive awards granted under the HSBC Share Plan 2011.

3
Heidi Miller had an interest in 916 ADSs, which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2	Employee share plans
Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period to 30 June 2019.
A summary for each plan of the total number of options granted, exercised or lapsed during the period is shown in the following table. Particulars of options held by Directors of HSBC Holdings are set out on page 112. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.
All-employee share plans
The HSBC Holdings Savings-Related Share Option Plan is an all-employee share plan under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. The HSBC International Employee Share Purchase Plan was introduced in 2013 and includes employees based in 27 jurisdictions, although no options are granted under this plan.
For options granted under the HSBC Holdings Savings-Related Share Option Plan, employees save up to £500 each month over a period of three or five years. Employees may elect within six months following the third or fifth anniversary of the commencement of the relevant savings contract, to use these savings, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, ceasing employment on grounds of injury or disability, retirement, death, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain limited circumstances, in accordance with the plan rules, the exercise period of options granted under the all-employee share plans may be extended.

115	HSBC Holdings plc

Under the HSBC Holdings Savings-Related Share Option Plan, the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. The HSBC Holdings Savings-Related Share Option Plan has an expiry date of 23 May 2025 (at which time the plan may be extended with approval from shareholders) unless the Directors resolve to terminate the plan at an earlier date.

HSBC Holdings All-employee Share Option Plans
							HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable			At 1 Jan 2019	Granted in period	Exercised in period	Lapsed in period	At 30 Jun 2019
from	to	from	to	from	to	Footnotes
Savings-Related Share Option Plan						1
20 Sep 2013	21 Sep 2018	(£) 4.0472	(£) 5.9640	1 Nov 2018	30 April 2024		57,065,513	—	3,128,857	1,940,389	51,996,267

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.4560.

3	Other equity instruments
Additional tier 1 capital – contingent convertible securities
We continue to issue contingent convertible securities that are included in our capital base as fully CRR II-compliant additional tier 1 capital securities on an end point basis. These securities are marketed principally and subsequently allotted to corporate investors and fund managers. The net proceeds of the issuances are used for our general corporate purposes and to further strengthen our capital base to meet requirements under CRR II. These securities bear a fixed rate of interest until their initial call dates. After the initial call dates, if they are not redeemed, the securities will bear interest at rates fixed periodically in advance for five-year periods based on credit spreads, fixed at issuance, above prevailing market rates. Interest on the contingent convertible securities will be due and payable only at our sole discretion, and we have sole and absolute discretion at all times to cancel for any reason (in whole or part) any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if we have insufficient reserves or fail to meet the solvency conditions defined in the securities’ terms.
The contingent convertible securities are undated and are repayable at our option in whole at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at our option in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These securities rank pari passu with our dollar and sterling preference shares and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares at a predetermined price, should our consolidated end point CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if the end point CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the issuance currencies of the relevant securities, equivalent to £2.70 at the prevailing rate of exchange on the issuance date, subject to anti-dilution adjustments. During the first half of 2019, HSBC did not issue contingent convertible securities.

4	Notifiable interests in share capital
At 30 June 2019, HSBC Holdings had received the following notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the UK Disclosure Guidance and Transparency Rules:

•
BlackRock, Inc. gave notice on 21 May 2019 that on 20 May 2019 it had an indirect interest in HSBC Holdings of 1,223,934,536 ordinary shares, qualifying financial instruments with 21,503,997 voting rights that may be acquired if the instruments are exercised or converted, and financial instruments with similar economic effect to qualifying financial instruments which refer to 6,191,087 voting rights. These represented 6.04%, 0.10% and 0.03%, respectively, of the total voting rights at 20 May 2019.

At 30 June 2019, as recorded in the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•
BlackRock, Inc. gave notice on 22 May 2019 that on 17 May 2019 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,352,436,957 shares and a short position of 12,345,929 representing 6.58% and 0.06%, respectively, of the ordinary shares in issue at 17 May 2019.

•
Ping An Asset Management Co., Ltd. gave notice on 2 November 2018 that on 1 November 2018 it had a long position of 1,418,925,452 in HSBC Holdings ordinary shares, representing 7.01% of the ordinary shares in issue at that date.

•
The Bank of New York Mellon Corporation gave notice on 18 September 2018 that on 14 September 2018 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,123,775,445 shares and a short position of 812,085,965 shares, representing 5.55% and 4.01% respectively, of the ordinary shares in issue at that date. The notification includes the shares held in custody under the HSBC Holdings plc American Depositary Receipt programme.

5	Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for the share buy-back and dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2019.

6	First interim dividend for 2019
The first interim dividend for 2019 of $0.10 per ordinary share was paid on 5 July 2019.

HSBC Holdings plc	116

Additional information

7	Second interim dividend for 2019
On 5 August 2019, the Directors declared a second interim dividend in respect of 2019 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares (‘ADSs’) in New York, will be quoted ex-dividend on 15 August 2019. The dividend will be payable on 26 September 2019 to holders of record on 16 August 2019.
The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 16 September 2019. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 28 August 2019 and elections must be received by 12 September 2019.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 26 September 2019 to the holders of record on 16 August 2019. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 6 August 2019, 23 August 2019 and 27 September 2019.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 26 September 2019 to holders of record on 16 August 2019. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 28 August 2019 and elections will be required to be made by 6 September 2019. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 16 August 2019 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 16 August 2019. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 15 August 2019.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 16 August 2019 in order to receive the dividend.
ADS dividend fee
In order to cover costs associated with the management of the American Depositary Receipt programme, which was previously covered by fees generated from issuance and cancellation, a dividend fee will be introduced on cash dividends paid on ADSs, in line with common market practice. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend. This will commence from the 2019 third interim cash dividend payment payable on 20 November 2019. No fee will be deducted from the second interim dividend for 2019.
Dividend on preference shares
A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2019 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 16 September 2019 to holders of record on 30 August 2019.

8	Proposed interim dividends for 2019
The Board has adopted a policy of paying quarterly dividends on ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on ordinary shares in respect of 2019 that have not yet been declared are as follows:

Interim dividends for 2019 not yet declared
	Footnotes	Third interim dividend for 2019	Fourth interim dividend for 2019
Announcement		2 Oct 2019	18 Feb 2020
Shares quoted ex-dividend in London, Hong Kong, New York, Paris and Bermuda		10 Oct 2019	27 Feb 2020
Record date in London, Hong Kong, New York, Paris and Bermuda	1	11 Oct 2019	28 Feb 2020
Payment date		20 Nov 2019	14 Apr 2020

1	Removals from or transfers to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

9	Earnings release
An earnings release for the three-month period ending 30 September 2019 is expected to be issued on 28 October 2019.

10	Final results
The results for the year to 31 December 2019 are expected to be announced on 18 February 2020.

117	HSBC Holdings plc

11	Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2019, we complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.
The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
Following specific enquiries, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2018 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 25.
The remuneration policy for our Directors, as disclosed on pages 176 to 194 of our Annual Report and Accounts 2018, along with the change to the maximum pension allowance for our current and new executive Directors from 30% to 10% of salary, announced on
15 March 2019, was approved by our shareholders at the Annual General Meeting on 12 April 2019.

12	Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2018, which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules, are set out below.
Kathleen Casey
Appointed as a member of the Financial System Vulnerabilities Committee on 12 April 2019.
Jonathan Evans
Retired from the Board and resigned as Chair of the Financial System Vulnerabilities Committee on 12 April 2019.
John Flint†
Appointed as Global Commissioner of New Climate Economy on 27 March 2019.
Irene Lee
Resigned as an independent non-executive Director of Cathay Pacific Airways Limited on 15 May 2019.
José Meade
Appointed to the Board and as a member of the Nomination & Corporate Governance Committee on 1 March 2019.
Appointed as a non-executive Director of ALFA S.A.B. de C.V on 28 March 2019.
Appointed as a member of the Group Risk Committee on 1 June 2019.
David Nish
Resigned as a Director of Zurich Insurance Group on 1 April 2019.
Noel Quinn
Appointed to the Board on 5 August 2019.
Jackson Tai
Resigned as a non-executive Director of Koninklijke Philips N.V. on 31 March 2019.
Resigned as a non-executive Director of Canada Pension Plan Investment Board on 31 March 2019.
Appointed as Chair of the Financial System Vulnerabilities Committee on 12 April 2019.
Mark Tucker
Appointed as non-executive Chairman of Discovery Limited on 1 March 2019.
Appointed as Chairman of TheCityUK on 31 May 2019.
† On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings.

13	Going concern basis
As mentioned in Note 1 ‘Basis of preparation and significant accounting policies’ on page 91, the financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the Overview section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the Interim Management Report section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the Risk section of the Annual Report and Accounts 2018; and HSBC’s approach to capital management and allocation is described in the Capital section of the Annual Report and Accounts 2018.

14	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/investments/products-and-services/invest-direct.

HSBC Holdings plc	118

Additional information

15	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA*
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC.BH
*HSBC’s primary market

16	Copies of the Interim Report 2019 and shareholder enquiries and communications
Further copies of the Interim Report 2019 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2019 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 37 Front Street Hamilton HM 11 Bermuda
Telephone: +44 (0) 370 702 0137 Email: via website Web: www.investorcentre.co.uk/contactus	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Web: www.investorcentre.com/hk	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Web: www.investorcentre.com/bm
Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon Shareowner Services PO Box 505000 Louisville, KY 40233-5000 USA	Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Web: www.mybnymdr.com
Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

CACEIS Corporate Trust 14, rue Rouget de Lisle 92130 Issy-les-Moulineaux France	Telephone: +33 1 57 78 34 28 Email: ct-service-ost@caceis.com Website: www.caceis.com
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

119	HSBC Holdings plc

Abbreviations

Currencies
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H18	First half of 2018
1H19	First half of 2019
1Q18	First quarter of 2018
1Q19	First quarter of 2019
2H18	Second half of 2018
2Q18	Second quarter of 2018
2Q19	Second quarter of 2019
4Q18	Fourth quarter of 2018
A
ABS	Asset-backed security
ADS	American Depositary Share
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
AML	Anti-money laundering
ANP	Annualised new business premiums
B
Basel Committee	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
BSM	Balance Sheet Management
C
C&L	Credit and Lending
CAPM	Capital asset pricing model
CDO	Collateralised debt obligation
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CLO	Collateralised loan obligation
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
CRR	Credit risk rating
CRR II	Revisions to the Capital Requirements Regulation
CRD IV	Capital Requirements Regulation and Directive
CVA	Credit valuation adjustment
D
DoJ	Department of Justice (US)
DPA	Deferred prosecution agreement (US)
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
E
EBA	European Banking Authority
EC	European Commission
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied.

Eonia	Euro Overnight Index Average
ESG	Environmental, social and governance
EU	European Union
Euribor	European interbank offered rate

F
FCA	Financial Conduct Authority (UK)
FICC	Fixed Income, Currencies and Commodities
FOS	Financial Ombudsman Service
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
FX DPA	Three-year deferred prosecution agreement with the US Department of Justice, entered into in January 2018
G
GAAP	Generally accepted accounting principles
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GLCM	Global Liquidity and Cash Management
Global Markets	HSBC’s capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
H
HKEx	The Stock Exchange of Hong Kong Limited
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank Suisse	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC UK	HSBC UK Bank plc
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
HTIE	HSBC Institutional Trust Services (Ireland) Limited
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IFRSs	International Financial Reporting Standards
IRB	Internal ratings-based
ISDA	International Swaps and Derivatives Association
J
Jaws	Adjusted jaws measures the difference between the rates of change in adjusted revenue and adjusted operating expenses.
L
LCR	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD	Loss given default
Libor	London interbank offered rate
LTV	Loan to value
M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MBS	US mortgage-backed security

HSBC Holdings plc	120

Additional information

MENA	Middle East and North Africa
MREL	EU minimum requirements for own funds and eligible liabilities
N
NII	Net interest income
NIM	Net interest margin
NSFR	Net stable funding ratio
O
OCC	Office of the Comptroller of the Currency (US)
OFAC	Office of Foreign Assets Control
ORMF	Operational risk management framework
P
PBT	Profit before tax
PD	Probability of default
POCI	Purchased or originated credit impaired
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
PRD	Pearl River Delta (China)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business
PwC	PricewaterhouseCoopers LLP and its network of firms
R
RBWM	Retail Banking and Wealth Management, a global business
Repo	Sale and repurchase transaction
Reverse repo	Security purchased under commitments to sell
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RoE	Return on equity
RoTE
Return on tangible equity. It is calculated as reported profit attributable to ordinary shareholders less changes in goodwill and the present value of in-force long-term insurance business, divided by average tangible shareholders’ equity

ROU	Right of use
RWAs	Risk-weighted assets
S
SABB	The Saudi British Bank
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies planned in response to UK ringfencing proposals
Sibor	Singapore interbank offered rate
T
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of HSBC
U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US run-off portfolio	Includes the run-off CML residential mortgage loan portfolio of HSBC Finance on an IFRSs management basis
V
VaR	Value at risk
VIU	Value in use

121	HSBC Holdings plc

This document comprises the Interim Report 2019 and information herein has been filed on Form 6-K with the US Securities and Exchange Commission for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC Holdings PLC
Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

© Copyright HSBC Holdings plc 2019
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Group Finance, HSBC Holdings plc, London

Designed by Superunion, London (cover and ‘Overview’ section) and by Group Finance, HSBC Holdings plc, London (rest of the Interim Report 2019)

Photography
Our strategy (page 4): Boat navigating off the coast of Thailand. Taken by Joanna S Ellis, who supports with retail customer due diligence and is based in India
Global businesses (page 10): Hong Kong skyline at night. Taken by John Oldham, who works in the legal team in the UK
How we do business (page 15): Fish off Raja Ampat, Indonesia, one of the world’s most diverse marine regions. Taken by Faith Li, who works in asset management in China
Risk (page 16): Raindrops on a peacock feather. Taken by Noman Anwar, who works in communications in Bangladesh
Inside back cover: Crowds below an escalator in Incheon Airport, South Korea. Taken by Michael Hu, who works in China’s finance team

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this interim report on its behalf.

HSBC Holdings plc

By:	/s/ Ewen Stevenson
Name: Ewen Stevenson
Title: Group Chief Financial Officer

Dated: 5 August 2019

HSBC Holdings plc	122